Exhibit 1

ASX Release 1 NOVEMBER 2021 Pillar 3 Report as at 30 September 2021 Westpac Banking Corporation (“Westpac”) today provides the attached Pillar 3 Report (September 2021). For further information: David Lording Andrew Bowden Group Head of Media Relations Head of Investor Relations 0419 683 411 0438 284 863 This document has been authorised for release by Tim Hartin, General Manager & Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000

Pillar 3 report Table of contents 2 | Westpac Group September 2021 Pillar 3 report Structure of Pillar 3 report Executive summary 3 Introduction 6 Risk appetite and risk types 7 Controlling and managing risk 8 Group structure 15 Capital overview 17 Leverage ratio 22 Credit risk management 24 Credit risk exposures 34 Credit risk mitigation 58 Counterparty credit risk 60 Securitisation 63 Market risk 73 Interest rate risk in the banking book 77 Operational risk 79 Equity risk 81 Funding and liquidity risk management 83 Liquidity coverage ratio 84 Net stable funding ratio 85 Remuneration 87 Appendices Appendix I – Regulatory capital reconciliation 94 Appendix II – Entities included in regulatory consolidation 100 Appendix III – Level 3 entities’ assets and liabilities 103 Appendix IV – Regulatory expected loss 104 Appendix V – APS330 quantitative requirements 105 Glossary 108 Disclosure regarding forward-looking statements 113 In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to '$', 'AUD' or 'A$' are to Australian dollars. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Pillar 3 report
Executive summary

Key capital ratios

	30 September 2021	31 March 2021	30 September 2020
Level 2 Regulatory capital structure			
Common equity Tier 1 capital after deductions $m	53,808	52,932	48,733
Risk weighted assets $m	436,650	428,899	437,905
Common equity Tier 1 capital ratio %	12.32	12.34	11.13
Additional Tier 1 capital ratio %	2.33	2.21	2.10
Tier 1 capital ratio %	14.65	14.55	13.23
Tier 2 capital %	4.21	3.88	3.15
Total regulatory capital ratio %	18.86	18.43	16.38
APRA leverage ratio %	5.99	6.27	5.78
Level 1 Regulatory capital structure			
Common equity Tier 1 capital after deductions $m	54,314	53,313	49,453
Risk weighted assets $m	431,422	424,656	433,727
Level 1 Common equity Tier 1 capital ratio %	12.59	12.55	11.40

Common equity Tier 1 capital ratio movement for Second Half 2021 (basis points)


12.34
72
(15)
(49)
(16)
(19)
(1)
26
12.32
Mar-21
Cash earnings ex notable items
Notable items
1H21 dividend
RWA movement
Capital deductions and other items
FX translation impact
Divestments
Sep-21

Westpac's Common Equity Tier 1 (CET1) capital ratio was 12.32% at 30 September 2021, 2 basis points lower than 31 March 2021. Key movements in the CET1 capital ratio over the half were:

- Second Half 2021 cash earnings of $3,134 million, excluding notable items (72 basis point increase);
- Notable items (15 basis point decrease) from:
  - A $1,319m reduction in cash earnings; and
  - An increase in the deduction for deferred tax assets; partly offset by
  - Lower deductions for goodwill and capitalised software;
- Payment of the 2021 interim dividend (49 basis point decrease);
- An increase in Risk Weighted Assets (RWA) (16 basis point decrease) mostly related to the application of a mortgage risk weight floor of 25%;
- Capital deductions and other capital movements (19 basis point decrease) from:
  - capital invested in entities not consolidated for regulatory purposes;
  - a higher deduction for capitalised expenditure;
  - an increase in regulatory expected losses in excess of provisions; and
  - a revaluation of the defined benefit superannuation obligation;
- Foreign currency impacts from the depreciation of the A$ against the US$ and NZ$ (1 basis point decrease)[1];
- A 26 basis point increase from divestments comprising:
  - A 7 basis point increase from the sale of Coinbase Inc. shares;
  - A 12 basis point increase from the sale of Westpac's General Insurance business; and
  - A 7 basis point increase from the sale of Westpac's Lender's Mortgage Insurance business.

[1] Reflecting the net impact of movements in the foreign currency translation reserve and RWA.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 3

Pillar 3 report
Executive summary

Risk Weighted Assets (RWA)

$m	30 September 2021	31 March 2021	30 September 2020
Risk weighted assets at Level 2			
Credit risk	357,295	347,127	359,389
Market risk	6,662	9,490	8,761
Operational risk	55,875	54,090	54,090
Interest rate risk in the banking book	11,446	11,998	9,124
Other	5,372	6,194	6,541
Total RWA	436,650	428,899	437,905
Total Exposure at Default	1,134,083	1,076,503	1,062,238

Total RWA increased $7.8 billion or 1.8% this half from higher credit RWA partly offset by a decrease in non-credit RWA. The $10.2 billion increase in credit RWA included:

- A $5.6 billion increase from higher lending in mortgages and corporate;
- A $5.1 billion increase from mortgage credit RWA from the decision to apply a mortgage risk weight floor of 25% (RWA to EAD). This mostly reflects our expectation that mortgage risk weights will rise from APRA's capital changes, and because some rise in mortgage stress may emerge once COVID-19 stimulus unwinds;
- Foreign currency translation impacts increased RWA by $2.4 billion, mostly from the depreciation of the A$ against the US$ and NZ$, partially offset by;
- A $2.3 billion decrease from improved credit quality metrics with lower stressed assets across specialised lending and business lending; and
- A decrease in credit RWA associated with derivative exposures (counterparty credit risk and mark-to-market related credit risk) of $0.6 billion.

Non-credit RWA was $2.4 billion lower, mainly due to a $2.8 billion decrease in market RWA as the volatile period around March 2020 (related to the onset of COVID-19) rolled out of the one-year Value at Risk (VaR) lookback window.

Additional Tier 1 and Tier 2 Capital movements for Second Half 2021

On 15 September 2021, Westpac issued $1.75 billion of Additional Tier 1 capital (Westpac Capital Notes 8), of which approximately $1.15 billion comprised reinvestment by the holders of Westpac Capital Notes 4 (WCN 4) [1]. The net impact was an increase in Tier 1 capital of approximately 14 basis points.

During the half, Westpac issued EUR 1.0 billion (approximately A$1.6 billion) Tier 2 capital instruments. Westpac also redeemed NZ$0.4 billion of Tier 2 capital instruments. The net impact was an increase in the total regulatory capital ratio of approximately 28 basis points. These issues will assist to meet APRA's increased total capital requirements that must be achieved by 1 January 2024.

Exposure at Default

Exposure at default increased $57.6 billion over the half, primarily due to an increase in exposure to sovereigns ($33.0 billion) due to higher liquid assets, residential mortgage lending ($19.3 billion) and corporate lending ($5.7 billion).

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure[2]. At 30 September 2021, Westpac's leverage ratio was 5.99%, down 28 basis points since 31 March 2021.

Liquidity Coverage Ratio (LCR)

Westpac's average LCR for the quarter ending 30 September 2021 was 129% (30 June 2021: 127%).

[1] At 30 September 2021, approximately $0.6 billion of WCN 4 were outstanding. On 15 October 2021, Westpac issued a redemption notice that all outstanding WCN 4 will be redeemed on the optional redemption date, being 20 December 2021.
[2] As defined under Attachment D of APS110: Capital Adequacy.

4 | Westpac Group September 2021 Pillar 3 report
Westpac GROUP

Pillar 3 report Executive summary Westpac Group September 2021 Pillar 3 report | 5 Net Stable Funding Ratio (NSFR) Westpac had an NSFR of 125%1 as at 30 September 2021 (30 June 2021: 123%). 1 Calculated as total available stable funding divided by total required stable funding as at end of the quarter.

Pillar 3 report Introduction 6 | Westpac Group September 2021 Pillar 3 report Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings- Based approach (Advanced IRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk. In accordance with APS330 Public Disclosure, financial institutions that have received this accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly. This report describes Westpac’s risk management practices and presents the prudential assessment of Westpac’s capital adequacy as at 30 September 2021. In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for: Capital instruments under Attachment B of APS330; and The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually). Capital instruments disclosures are updated when: A new capital instrument is issued that will form part of regulatory capital; or A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed. 1 http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Pillar 3 report Risk appetite and risk types Westpac Group September 2021 Pillar 3 report | 7 Westpac’s appetite for risk is informed by our strategic objectives and business plans, regulatory rules and ratios, and the potential for adverse outcomes that result in material impacts on our customers, our staff, our reputation, our regulatory relationships and/or our financial position including the potential for capital and liquidity ratios to fall below target levels in stressed scenarios. Refer to the Strategic Review section of the Westpac 2021 Annual Report for a discussion on the current risk management issues facing Westpac. Westpac distinguishes between different types of risk and takes an integrated approach toward identifying, assessing, and managing risks. The annual review of Westpac’s Risk Management Framework, which includes the Risk Management Strategy and Board Risk Appetite Statement, together with the establishment and monitoring of key controls through supporting frameworks and policies all play vital roles. Overview of key risk types risk culture – the risk that our culture does not promote and reinforce behavioural expectations or structures to identify, understand, discuss and act on risks. This leads to ineffective risk management, poor risk awareness, risk-taking outside of risk appetite that is tolerated and a culture where key learnings are not integrated into Group-wide and customer outcomes, impeding continuous improvement; strategic risk – the risk that Westpac makes inappropriate strategic choices, does not implement its strategies successfully, or does not respond effectively to changes in the operating environment; capital adequacy risk – the risk that Westpac has an inadequate level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions; funding and liquidity risk – the risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets; credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. Climate risk is considered as a key aspect of managing credit risk at Westpac and has been integrated into the credit risk management framework; market risk – the risk of an adverse impact on earnings resulting from changes in the value of Westpac’s positions because of a change in financial market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book - the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities; operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition excludes strategic risk. While legal risk and regulatory risk arise through inadequate or failed processes, people, and systems or from external events, these are reflected primarily in compliance and conduct risk; cyber risk – the risk that Westpac or its third parties’ data or technology are inappropriately accessed, manipulated, or damaged from cybersecurity threats or vulnerabilities; compliance and conduct risk – the risk of failing to abide by compliance obligations required of us or otherwise failing to have behaviours and practices that deliver suitable, fair, and clear outcomes for our customers and that support market integrity; reputational and sustainability risk − the risk that an action, inaction, transaction, investment, or event will reduce trust in Westpac’s integrity and competence by clients, counterparties, investors, regulators, employees, or the public; and financial crime risk – the risk that Westpac fails to prevent financial crime and comply with applicable global financial crime regulatory obligations.

Pillar 3 report Controlling and managing risk 8 | Westpac Group September 2021 Pillar 3 report We have adopted and continue to embed a Three Lines of Defence model to aid in managing risk, within which all employees play an active role. We have put in place a risk management framework that seeks to: deliver suitable, fair and clear outcomes for our customers that support market integrity; protect Westpac’s depositors, policyholders, and investors by maintaining a balance sheet with sound credit quality and buffers over regulatory minimums; and meet our regulatory and statutory obligations. The Group Risk Management Framework, Group Risk Management Strategy and Board Risk Appetite Statement are reviewed annually by the Board Risk Committee. The review of the Risk Management Framework includes consideration of whether the framework continues to be sound, and that Westpac is operating with due regard to risk appetite. The Group Risk Management Framework, Group Risk Management Strategy and Board Risk Appetite Statement were approved by the Board, on the recommendation of the Board Risk Committee, during the financial year ended 30 September 2021. In June 2020, the Board Legal, Regulatory & Compliance Committee was established as a sub-committee of the Board Risk Committee to assist with overseeing financial crime risk, material litigation and regulatory investigations, customer remediation activities and customer complaints, compliance and conduct risk and material legal and regulatory change relevant to the Group. Risk management governance structure as at 30 September 2021 Board approves our overall risk management framework, the Group Risk Management Framework, Group Risk Management Strategy and Board Risk Appetite Statement and monitors the effectiveness of risk management by Westpac; forms a view of Westpac’s risk culture and oversees the identification of, and steps taken, to address any desirable changes to risk culture; and makes an annual declaration to APRA on risk management in accordance with regulatory requirements. Board Risk Committee (BRiskC) To assist the Board to: consider and approve Westpac’s overall risk framework for managing financial and non-financial risks; oversee the risk culture across Westpac; review and approve other risk management frameworks and monitor performance under those frameworks (as appropriate); review and approve the Group Risk Management Framework, Group Risk Management Strategy and Board Risk Appetite Statement; and make its annual declaration to APRA on risk management under APRA prudential standard CPS 220 Risk Management. The Committee is also responsible for: reviewing and monitoring Westpac’s risk profile and controls for consistency with the Board Risk Appetite Statement; reviewing and approving frameworks, policies, and processes for managing risk; overseeing and approving the Group's Recovery Plan; reviewing and approving the limits and conditions that apply to the delegated credit risk and market risk approval authorities; reviewing reports on policies and safeguards for assuring information security, including systems to detect and respond to data breaches, cybersecurity incidents and information security testing results; monitoring changes anticipated for the economic and business environment including consideration of emerging risks and other factors considered relevant to our risk profile and risk appetite; reviewing and where appropriate approving risks beyond the approval discretion provided to management; and assisting the Board to oversee compliance management within Westpac.

Pillar 3 report Controlling and managing risk Westpac Group September 2021 Pillar 3 report | 9 Risk management governance structure (continued) From the perspective of specific types of risk, the Board Risk Committee’s role includes: credit risk – reviewing and approving material policies and limits supporting the Group Credit Risk Management Framework, approving credit provisioning, and monitoring the risk profile, performance, and management of our credit portfolio; funding and liquidity risk – reviewing and approving key policies and limits supporting the Group Liquidity Risk Management Framework, including our annual funding strategy, recovery and resolution plans, liquidity targets and limits, and monitoring the liquidity position and requirements; capital adequacy risk – reviewing and approving key policies and limits supporting the Group Capital Adequacy Risk Management Framework, overseeing and approving the Internal Capital Adequacy Assessment Process (ICAAP) and monitoring the associated management of this risk; market risk – reviewing and approving key policies and limits supporting the Group Market Risk Management Framework, and reviewing and monitoring the market risk performance, exposures, and risk positions; operational risk – reviewing and approving key policies supporting the Group Operational Risk Management Framework and monitoring the performance of operational risk management and controls; cyber risk – reviewing and approving key policies supporting the Group Cyber Risk Management Framework and monitoring safeguards for assuring information and security; risk culture – reviewing and approving the Risk Culture Framework and monitoring the associated measurment and management of this risk; and reputational and sustainability risk – reviewing and approving the Group Reputation and Sustainability Risk Management Frameworks and monitoring the associated management of these risks. The Board Risk Committee also: oversees and approves the ICAAP and in doing so reviews and recommends the target capital ranges for regulatory capital and reviews and monitors capital levels for consistency with Westpac’s risk appetite; reviews, oversees and as appropriate, approves Westpac’s stress testing, including the material scenarios adopted and monitors material stress testing results and management responses; provides relevant periodic assurances and reports (as appropriate) to the Board Audit Committee; forms a view on Westpac’s risk culture and the extent to which it supports the ability of Westpac to operate consistently within the Group Risk Management Framework and Board Risk Appetite Statement and oversees the identification of, and steps taken to address, any desirable changes to risk culture and periodically reports to the Board; refers or recommends to the Board and any other Board Committees (as appropriate) any matters that have come to the attention of the Board Risk Committee that are relevant for the Board or the respective Board Committee; and in its capacity as the Westpac Group’s US Risk Committee, oversees the key risks, risk management framework and policies of Westpac’s US operations.

Pillar 3 report Controlling and managing risk 10 | Westpac Group September 2021 Pillar 3 report Risk management governance structure (continued) Board Legal, Regulatory and Compliance Committee (BLRCC) To assist the Board Risk Committee as it oversees: material legal and regulatory change relevant to Westpac; and Westpac’s management of: o material litigation (including class actions) and regulatory investigations; o compliance; o conduct risk; o financial crime risk; o customer remediation activities and customer complaints; and o such other operational risk activities as are delegated to the Board Legal, Regulatory & Compliance Committee by the Board Risk Committee. From the perspective of specific types of risk, the BLRCC role includes: financial crime risk – reviewing and approving the Group Financial Crime Risk Management Framework and key supporting policies and standards, including receiving information regarding material breaches of Westpac’s Anti-Bribery and Corruption (ABC) Policy and monitoring Westpac’s financial crime risk performance and controls; and compliance and conduct risk - reviewing and approving the Group Compliance and Conduct Risk Management Framework and key supporting policies and standards, and reviewing and monitoring Westpac's risk performance and controls. Board Committees with a Risk Focus Board Audit Committee (BAC) To assist the Board by overseeing the: integrity of financial statements and financial reporting systems of Westpac and its related bodies corporate; external audit engagement, including the external auditor’s appointment, removal and rotation of the lead audit engagement partner, and the external auditor’s qualifications, performance, independence and fees; performance of the internal audit function; and integrity of the Group’s corporate reporting including the Group‘s financial reporting. Board Remuneration Committee (BRC) To assist the Board by reviewing and recommending: the Group Remuneration Policy and assessing its effectiveness; individual remuneration levels of the Non-executive Directors, CEO, Group Executives, and other senior executives; remuneration structures for each category of persons covered by the Group Remuneration Policy; CEO’s goals and objectives and evaluating the CEO’s performance considering these objectives; short and long-term variable reward plans and outcomes and adjustments to variable remuneration for Group Executives and other senior executives; and approval of all equity-based plans. Board Technology Committee (BTC) To assist the Board as it oversees: the implementation of the Group’s technology and data strategy; and the delivery of major technology transformation programs.

Pillar 3 report Controlling and managing risk Westpac Group September 2021 Pillar 3 report | 11 Risk management governance structure (continued) Executive Team Westpac Executive Team (ET) executes the Board-approved strategy; delivers Westpac’s various strategic and performance goals within the approved risk appetite; approves position statements that guide Westpac’s response to sustainability issues; and monitors key risks within each business unit, capital adequacy and Westpac’s reputation. Executive risk committees Westpac Group Executive Risk Committee (RISKCO) leads the management and oversight of material risks across Westpac within the context of the risk appetite approved by the Board; oversees the effectiveness of the Risk Management Framework and the execution of the Risk Management Strategy; monitors and reviews Westpac’s risk profile for all identified material risks; shapes and promotes a strong risk culture; oversees emerging risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these; reviews and monitors risk class risk management frameworks and key supporting policies; monitors the review of risk models, model risk and capital measurements and methodologies; monitors and reviews stress testing and scenario analysis; and supports the ICAAP and Recovery Plan for approval by the Board Risk Committee. Westpac Group Asset & Liability Committee (ALCO) leads the optimisation of funding and liquidity risk-reward across Westpac; reviews the level and quality of capital to ensure that it is commensurate with Westpac’s risk profile, business strategy and risk appetite; oversees the Liquidity Risk Management Framework and key policies; oversees the funding and liquidity risk profile and balance sheet risk profile; and identifies emerging funding and liquidity risks and oversees actions to respond as appropriate. Westpac Group Credit Risk Committee (CREDCO) reviews and oversees the Credit Risk Management Framework, Credit Risk Management Strategy, Credit Risk Appetite Statement, and key supporting policies; oversees Westpac’s credit risk profile; oversees the Climate Change Financial Risk Committee, which is chaired by the Group Chief Credit Officer and is responsible for the oversight of climate-related credit risk, including the potential impact on credit exposures from climate change-related transition and physical risks; and identifies emerging credit risks, allocates responsibility for assessing impacts, and responds as appropriate. Westpac Group Market Risk Committee (MARCO) reviews and oversees the Market Risk Management Framework and key market risk management policies; reviews policies and limits for managing traded and non-traded market risk; and reviews and oversees the market risk, equity risk and insurance risk profile.

Pillar 3 report Controlling and managing risk 12 | Westpac Group September 2021 Pillar 3 report Risk management governance structure (continued) Westpac Group Operational and Compliance Risk Committee (OPCO) leads the optimisation of operational, conduct and compliance risk across Westpac; reviews and oversees the Operational Risk Management Framework and the Compliance and Conduct Risk Management Framework, and key supporting policies; oversees Westpac’s operational risk and conduct and compliance risk profiles; and identifies emerging operational, conduct and compliance risks and appropriate actions to address these. Westpac Group Remuneration Oversight Committee (ROC) supporting the CEO, BRC and the Board by reviewing and approving remuneration frameworks, guidelines and short term variable reward plans underpinning the Board-approved Westpac Group Remuneration Policy from a Human Resources, Risk (including Compliance), Finance and Legal perspective and in line with external requirements; assisting the BRC and the Board in fulfilling its responsibility to oversee remuneration policies and practices of Westpac in the context that these policies and practices fairly and responsibly reward individuals having regard to customer and shareholder interests, long term financial soundness and prudent risk management; recommending to the CEO for recommendation to the BRC remuneration arrangements including remuneration review and remuneration adjustment outcomes for Responsible Persons, risk and financial control employees, Material Risk Takers and other individuals whose activities may impact the financial soundness of Westpac below the Group Executive level; and recommending to the CEO for recommendation to the BRC the criteria and rationale for determining the total quantum of Westpac’s variable reward pool. Prudential Reporting and Compliance Committee oversees from a Group-wide perspective, Westpac’s compliance with prudential requirements and regulatory reporting; oversees the effective management of prudential compliance breaches, incidents and issues including remediation actions; and monitors and reviews ongoing prudential governance activities, including changes to prudential standards. Reputation Risk Committee reviews issues with material reputation risk that arise in the operations of Westpac’s business to mitigate reputation risk and detrimental customer impacts. Westpac Group Financial Crime Risk and Compliance Committee oversees Anti-Money Laundering and Counter-Terrorism Financing, Anti- Bribery and Corruption, Sanctions and Tax Transparency within the context of the risk appetite approved by the Board; reviews and oversees the Financial Crime Risk Management Framework, key supporting policies, programs and standards; monitors and oversees Westpac’s financial crime risk profile; and identifies emerging financial crime risks, and appropriate actions to address these.

Pillar 3 report Controlling and managing risk Westpac Group September 2021 Pillar 3 report | 13 Risk management governance structure (continued) Risk function Risk Function promotes a strong risk culture; owns the design and content of the Risk Management Framework; defines the structure and coverage of risk appetite; defines the annual Risk Management Strategy to execute the Risk Management Framework ensuring that the management of risks is in alignment with risk appetite and business strategy; establishes risk policies, procedures and limits; measures and reports on risk levels; and provides oversight of and direction on the management of risks. Independent internal review Group Audit reviews the adequacy and effectiveness of management controls over risk. Divisional business units and Functions Business Units and Functions responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies; and establish and maintain appropriate risk management and compliance controls, resources and self-assessment processes.

Pillar 3 report Controlling and managing risk 14 | Westpac Group September 2021 Pillar 3 report Roles and responsibilities We have adopted and continue to embed a Three Lines of Defence model to aid in managing risk, within which all employees play an active role. The 1st Line of Defence – Business and support manages the risks they originate The 1st Line proactively identifies, evaluates, owns, and manages the risks in their business. It also seeks to ensure that business activities are within approved risk appetite and policies. In managing its risk, the 1st Line is required to establish and maintain appropriate governance structures, controls, resources, and self-assessment processes, including issue identification, recording and escalation procedures. This accountability cannot be abrogated. The 1st Line of defence is accountable for ‘self-certification’. The 2nd Line of Defence – Provides oversight, insight and control of 1st Line activities The 2nd Line sets risk frameworks, controls (including policies and limits), and standards for use across the Group. The 2nd Line can require remediation or cessation of activity where these are not adhered to. Their approach is designed to be risk-based and proportionate to 1st Line activities. The 2nd Lines role is to review and challenge 1st Line activities and decisions that may materially affect Westpac’s risk position, and independently evaluates the effectiveness of the 1st Line’s controls, monitoring, compliance, and monitors progress towards mitigating risks. In addition, the 2nd Line provides insight to the 1st Line, assisting in developing, maintaining, and enhancing the Business’ approach to risk management. The 2nd Line considers and reports the aggregated risk profile of the Group to facilitate end-to-end oversight of risk. The 3rd Line of Defence –Provides independent audit Group Audit is Westpac’s internal 3rd Line assurance function that provides the Board and Senior Executives with independent and objective evaluation of the adequacy and effectiveness of the Group’s governance, risk management and internal controls.

Pillar 3 report Group Structure Westpac Group September 2021 Pillar 3 report | 15 APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels: Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single 'Extended Licensed Entity' (ELE) for the purposes of measuring capital adequacy; Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities. Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2. The Westpac Group The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation. Level 1 Consolidation Level 2 Consolidation Level 3 Consolidation Regulatory non-consolidated subsidiaries Westpac New Zealand Ltd Other Westpac Level 2 subsidiaries Westpac Banking Corporation Westpac Level 1 subsidiaries Accounting consolidation3 The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases. Group entities excluded from the regulatory consolidation at Level 2 Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities: insurance; acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management; non-financial (commercial) operations; or special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation. Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities. 1 APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI. 2 Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report. 3 Refer to Note 30 of Westpac’s 2021 Annual Report for further details.

Pillar 3 report Group structure 16 | Westpac Group September 2021 Pillar 3 report Subsidiary banking entities Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank PNG-Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. Prudential regulation of subsidiary entities Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2. On 23 March 2021, the RBNZ issued two notices to WNZL under section 95 of the Reserve Bank of New Zealand Act 1989 requiring WNZL to supply two external reviews to the RBNZ. The reviews are required to address prudential concerns raised by the RBNZ around WNZL’s risk governance practices and policies following various compliance issues reported over recent years. Those issues include non-compliance with the RBNZ’s liquidity, capital adequacy and outsourcing requirements and IT outages. While work has been underway to address these areas for some time, more work is required to meet WNZL’s expectations and those of the regulator. From 31 March 2021, the RBNZ amended WNZL’s conditions of registration, requiring WNZL to discount the value of its liquid assets by approximately 14% which at 30 September 2021 was NZ$2.5 billion. This overlay will apply until the RBNZ is satisfied that: the RBNZ's concerns regarding liquidity risk controls have been resolved; and sufficient progress has been made to address risk culture issues in WNZL's Treasury and Market and Liquidity Risk functions. The RBNZ has appointed independent advisers to supply the report on liquidity risk controls and risk culture and the report on the effectiveness of risk governance. 1 For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Pillar 3 report
Capital overview

Capital Structure

This table shows Westpac's capital resources under APS111 Capital Adequacy: Measurement of Capital.

$m	30 September 2021	31 March 2021	30 September 2020
Common equity Tier 1 capital			
Paid up ordinary capital	41,601	41,604	40,509
Treasury shares	(663)	(660)	(620)
Equity based remuneration	1,753	1,731	1,661
Foreign currency translation reserve	(266)	(519)	(309)
Accumulated other comprehensive income	402	507	126
Non-controlling interests - other	57	49	57
Retained earnings	28,813	29,097	26,533
Less retained earnings in life and general insurance, funds management and securitisation entities	(1,118)	(1,680)	(1,132)
Deferred fees	238	230	214
Total common equity Tier 1 capital	70,817	70,359	67,039
Deductions from common equity Tier 1 capital			
Goodwill (excluding funds management entities)	(8,060)	(8,529)	(8,532)
Deferred tax assets	(2,429)	(2,260)	(2,963)
Goodwill in life and general insurance, funds management and securitisation entities	(209)	(451)	(535)
Capitalised expenditure	(1,951)	(1,749)	(1,576)
Capitalised software	(1,840)	(2,049)	(2,137)
Investments in subsidiaries not consolidated for regulatory purposes	(2,044)	(2,063)	(1,941)
Regulatory expected loss in excess of eligible provisions[1]	(225)	(93)	(40)
Defined benefit superannuation fund surplus	(64)	(69)	(71)
Equity investments	(163)	(162)	(492)
Regulatory adjustments to fair value positions	(24)	(1)	(18)
Other Tier 1 deductions	-	(1)	(1)
Total deductions from common equity Tier 1 capital	(17,009)	(17,427)	(18,306)
Total common equity Tier 1 capital after deductions	53,808	52,932	48,733
Additional Tier 1 capital			
Basel III complying instruments	10,180	9,493	9,206
Total Additional Tier 1 capital	10,180	9,493	9,206
Deductions from Additional Tier 1 capital			
Holdings of own and other financial institutions Additional Tier 1 capital instruments	(25)	(25)	-
Total deductions from Additional Tier 1 capital	(25)	(25)	-
Net Addititional Tier 1 regulatory capital	10,155	9,468	9,206
Net Tier 1 regulatory capital	63,963	62,400	57,939
Tier 2 capital			
Basel III complying instruments	18,228	16,373	13,161
Basel III transitional instruments	487	462	494
Eligible general reserve for credit loss	51	161	397
Total Tier 2 capital	18,766	16,996	14,052
Deductions from Tier 2 capital			
Investments in subsidiaries not consolidated for regulatory purposes	(140)	(140)	(140)
Holdings of own and other financial institutions Tier 2 capital instruments	(221)	(199)	(121)
Total deductions from Tier 2 capital	(361)	(339)	(261)
Net Tier 2 regulatory capital	18,405	16,657	13,791
Total regulatory capital	82,368	79,057	71,730

[1] An explanation of the relationship between this deduction, regulatory expected loss and provisions for impairment charges is contained in Appendix IV.

Westpac GROUP

Westpac Group September 2021 Pillar 3 report | 17

Pillar 3 report Capital overview 18 | Westpac Group September 2021 Pillar 3 report Capital management strategy Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include: the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans. The current regulatory capital minimums together with the capital conservation buffer (CCB) are the Total CET1 Requirement. The Total CET1 Requirement for Westpac is at least 8.0%, based on an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs12; consideration of both regulatory and economic capital requirements; a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and consideration of the perspectives of external stakeholders including rating agencies as well as equity and debt investors. Given the above and in light of proposed changes to APRA’s capital management framework under which the CET1 capital ratio requirement for D-SIBs is to increase from 8% to 10.5% (including the capital conservation buffer and the countercyclical capital buffer), Westpac will seek to operate with a CET1 capital ratio above 10.5% as measured under the existing capital framework3. Capital settings may be reviewed if more challenging or uncertain conditions emerge, or if APRA’s proposals change significantly. APRA announcements on capital In Second Half 2021 APRA made the following announcements relevant to their capital framework: On 19 July 2021 APRA announced regulatory support for banks offering temporary financial assistance to borrowers impacted by COVID-194. APRA has outlined that for eligible borrowers, ADIs do not need to treat the period of deferral as a period of arrears or loan restructuring. This applied to loans granted a repayment deferral of up to three months before the end of September 20215. ADIs must continue to provision for these loans under accounting standards. APRA has released the final revised standard for APS 111 Capital Adequacy: Measurement of Capital, effective from 1 January 20226. The final standard includes changes to the parent ADI’s (Level 1) treatment of equity investments in banking and insurance subsidiaries including: o Equity investments in subsidiaries (including any Additional Tier 1 and Tier 2 capital investments in subsidiaries) will be risk weighted at 250%, up to a limit of 10% of Level 1 CET1 capital per investment; and o Any equity investments in excess of the 10% limit will be fully deducted from Level 1 CET1 capital in determining Level 1 capital ratios. The impact to the Group’s Level 1 ratio on a pro-forma basis at 30 September 2021 is an approximate reduction of 18 basis points. There is no impact from this proposal on the calculation of the Group’s reported regulatory capital ratios on a Level 2 basis. APRA is proposing changes to embed the ‘unquestionably strong’ level of capital in the capital framework, including implementation of Basel III reforms7. On 21 July 2021 APRA released further guidance on capital buffers and the calculation of RWA including for specific asset classes. As part of the proposal, APRA intend to increase the capital conservation buffer from 2.5% to 4.0% and introduce a base level for the countercyclical capital buffer of 1.0%. As a result, the CET1 capital ratio requirement for D-SIB’s is proposed to increase from 8% to 10.5% from 1 January 2023. We expect further clarity on the changes ahead of 1 January 2023. On 10 September 2021, APRA announced it expects ADIs to reduce their Committed Liquidity Facility (CLF) usage to zero by 31 December 20228. Westpac’s current CLF allocation is $37 billion. Westpac expects to reduce its allocation in line with APRA’s announcement, and to meet its liquidity requirements by increasing its holdings of High Quality Liquid Assets. 1 Noting that APRA may apply higher CET1 requirements for an individual ADI. 2 If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses. 3 Allowing for quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments. 4 APRA announcement – “APRA announces further regulatory support for loans impacted by COVID-19” dated 19 July 2021. 5 Letter to all authorised deposit taking institutions – “Regulatory support for loans impacted by COVID-19” dated 25 August 2021. 6 Letter to all authorised deposit taking institutions – “Final revised Prudential Standard: APS 111 Capital Adequacy - Measurement of Capital” dated 5 August 2021. 7 Letter to all authorised deposit taking institutions – “Bank Capital Reforms: Update” dated 21 July 2021. 8 Letter to locally incorporated LCR authorised deposit taking institutions – “Committed Liquidity Facility update” dated 10 September 2021.

Pillar 3 report Capital overview Westpac Group September 2021 Pillar 3 report | 19 Westpac’s capital adequacy ratios % 30 September 2021 31 March 2021 30 September 2020 The Westpac Group at Level 2 Common equity Tier 1 capital ratio 12.3 12.3 11.1 Additional Tier 1 capital 2.3 2.2 2.1 Tier 1 capital ratio 14.6 14.5 13.2 Tier 2 capital 4.2 3.9 3.1 Total regulatory capital ratio 18.9 18.4 16.4 The Westpac Group at Level 1 Common equity Tier 1 capital ratio 12.6 12.6 11.4 Additional Tier 1 capital 2.3 2.2 2.1 Tier 1 capital ratio 14.9 14.8 13.5 Tier 2 capital 4.3 4.0 3.2 Total regulatory capital ratio 19.2 18.8 16.7 Westpac New Zealand Limited’s capital adequacy ratios % 30 September 2021 31 March 2021 30 September 2020 Westpac New Zealand Limited Common equity Tier 1 capital ratio 13.8 13.4 12.3 Additional Tier 1 capital 2.8 2.8 2.7 Tier 1 capital ratio 16.6 16.2 15.0 Tier 2 capital 2.0 2.0 2.1 Total regulatory capital ratio 18.6 18.2 17.1

Pillar 3 report
Capital overview

Capital requirements

This table shows risk weighted assets and associated capital requirements[1] for each risk type included in the regulatory assessment of Westpac's capital adequacy. Westpac's approach to managing these risks, and more detailed disclosures on the prudential assessment of capital requirements, are presented in the following sections of this report.

30 September 2021 **$m**	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	68,715	870	69,585	5,567
Business lending	32,559	699	33,258	2,661
Sovereign	2,508	1,312	3,820	306
Bank	5,104	135	5,239	419
Residential mortgages	145,534	3,731	149,265	11,941
Australian credit cards	4,001	-	4,001	320
Other retail	8,272	763	9,035	723
Small business	15,187	-	15,187	1,215
Specialised lending	55,372	374	55,746	4,460
Securitisation	5,881	-	5,881	470
Mark-to-market related credit risk[3]	-	6,278	6,278	502
Total	343,133	14,162	357,295	28,584
Market risk			6,662	533
Operational risk			55,875	4,470
Interest rate risk in the banking book			11,446	916
Other assets[4]			5,372	430
Total			436,650	34,933

31 March 2021 **$m**	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	66,086	849	66,935	5,355
Business lending	34,061	774	34,835	2,787
Sovereign	2,355	1,081	3,436	275
Bank	5,708	132	5,840	467
Residential mortgages	133,938	4,090	138,028	11,042
Australian credit cards	4,279	-	4,279	342
Other retail	9,266	779	10,045	804
Small business	16,097	-	16,097	1,288
Specialised lending	55,314	386	55,700	4,456
Securitisation	5,513	-	5,513	441
Mark-to-market related credit risk[3]	-	6,419	6,419	514
Total	332,617	14,510	347,127	27,771
Market risk			9,490	759
Operational risk			54,090	4,327
Interest rate risk in the banking book			11,998	960
Other assets[4]			6,194	496
Total			428,899	34,313

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

20 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Capital overview

30 September 2020 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	73,666	976	74,642	5,971
Business lending	36,777	880	37,657	3,013
Sovereign	2,376	1,216	3,592	287
Bank	5,640	144	5,784	463
Residential mortgages	130,787	4,431	135,218	10,818
Australian credit cards	4,405	-	4,405	352
Other retail	10,174	774	10,948	876
Small business	16,977	-	16,977	1,358
Specialised lending	57,019	432	57,451	4,596
Securitisation	5,413	-	5,413	433
Mark-to-market related credit risk[3]	-	7,302	7,302	584
Total	343,234	16,155	359,389	28,751
Market risk			8,761	701
Operational risk			54,090	4,327
Interest rate risk in the banking book			9,124	730
Other assets[4]			6,541	523
Total			437,905	35,032

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 21

Pillar 3 report
Leverage ratio

Leverage ratio

The following table summarises Westpac's leverage ratio. This has been determined using APRA's definition of the leverage ratio as specified in APS110 Capital Adequacy.

$ billion	30 September 2021	30 June 2021	31 March 2021	31 December 2020
Tier 1 Capital	64.0	62.2	62.4	61.0
Total Exposures	1,068.3	1,049.9	995.8	984.3
Leverage ratio	**6.0%**	**5.9%**	**6.3%**	**6.2%**

Leverage ratio disclosure

	$m	30 September 2021
	On-balance sheet exposures	
1	On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)	912,282
2	(Asset amounts deducted in determining Tier 1 capital)	(17,009)
3	**Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of rows 1 and 2)**	**895,273**
	Derivative exposures	
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	6,980
5	Add-on amounts for potential future credit exposure (PFCE) associated with all derivatives transactions	15,503
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the Australian Accounting Standards	3,127
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(5,782)
8	(Exempted central counterparty (CCP) leg of client-cleared trade exposures)	-
9	Adjusted effective notional amount of written credit derivatives	1,057
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(1,052)
11	**Total derivative exposures (sum of rows 4 to 10)**	**19,833**
	SFT exposures	
12	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	38,836
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	-
14	Counterparty credit risk exposure for SFT assets	12,845
15	Agent transaction exposures	-
16	**Total SFT exposures (sum of rows 12 to 15)**	**51,681**
	Other off-balance sheet exposures	
17	Off-balance sheet exposure at gross notional amount	213,611
18	(Adjustments for conversion to credit equivalent amounts)	(112,080)
19	**Other off-balance sheet exposures (sum of rows 17 and 18)**	**101,531**
	Capital and total exposures	
20	**Tier 1 Capital**	**63,963**
21	**Total exposures (sum of rows 3, 11, 16 and 19)**	**1,068,318**
	Leverage ratio %	
22	**Leverage ratio**	**5.99%**

22 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report Leverage ratio Westpac Group September 2021 Pillar 3 report | 23 Summary comparison of accounting assets versus leverage ratio exposure measure $m 30 September 2021 1 Total consolidated assets as per published financial statements 935,877 2 (1,305) 3 - 4 Adjustments for derivative financial instruments 480 5 Adjustment for SFTs (i.e. repos and similar secured lending) 48,744 6 101,531 - 7 Other adjustments (17,009) 8 Leverage ratio exposure 1,068,318 Adjustment for off-balance sheet exposures (i.e. conversion to credit equivalent amounts of off-balance sheet exposures) Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation Adjustment for assets held on the balance sheet in a fiduciary capacity pursuant to the Australian Accounting Standards but excluded from the leverage ratio exposure measure

Pillar 3 report Credit risk management 24 | Westpac Group September 2021 Pillar 3 report Credit risk is the potential for financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. Westpac maintains a credit risk management framework and a number of supporting policies, processes and controls governing the assessment, approval and management of customer and counterparty credit risk. These incorporate the assignment of risk grades, the quantification of loss estimates in the event of default, and the segmentation of credit exposures. Structure and organisation The Chief Risk Officer (CRO) is responsible for the effectiveness of overall risk management throughout Westpac, including credit risk. The Group Chief Credit Officer is responsible for the effectiveness of credit risk management, including credit approval decisioning beyond business authority level and appointing our most senior authorised credit officers. Authorised credit officers have delegated authority to approve credit risk exposures, including customer risk grades, other credit parameters and their ongoing review. Our largest exposures are approved by our most experienced authorised credit officers jointly with the most senior business managers. Line business management is responsible for managing credit risks originated in their business and for managing risk adjusted returns from their business credit portfolios, within the approved risk appetite, risk management framework and policies. Credit risk management framework and policies Westpac maintains a credit risk management framework and supporting policies that are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and controls that exist for managing credit risk in Westpac. The Credit Risk Rating System policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes. Concentration risk policies cover individual counterparties, specific industries (e.g. property) and individual countries. In addition, we have policies covering risk appetite statements, environmental, social and governance (ESG) risk, credit risks and the delegation of credit approval authorities. At the divisional level, credit manuals embed the Group’s framework requirements for application in line businesses. These manuals include policies covering the origination, evaluation, approval, documentation, settlement and on-going management of credit risks, and sector policies to guide the extension of credit where industry-specific guidelines are considered necessary. Credit approval limits govern the extension of credit and represent the formal delegation of credit approval authority to responsible individuals throughout the organisation.

Pillar 3 report
Credit risk management

Approach

Westpac adopts two approaches to managing credit risk depending upon the nature of the customer and the product.

Transaction-managed approach

For larger customers, Westpac evaluates credit requests by undertaking detailed individual customer and transaction risk analysis (the 'transaction-managed' approach). Such customers are assigned a customer risk grade (CRG) representing Westpac's estimate of their probability of default (PD). Each facility is assigned a loss given default (LGD). The Westpac credit risk rating system has 20 risk grades for non-defaulted customers and 10 risk grades for defaulted customers. Non-defaulted CRGs down to the level of normally acceptable risk (i.e. D grade – see table below) are mapped to Moody's and Standard & Poor's (S&P) external senior ranking unsecured ratings. This mapping allows Westpac to integrate the rating agencies' default history with internal historical data when calculating PDs.

The final assignment of CRGs and LGDs is approved by authorised credit approvers with appropriate delegated approval authority. All material credit exposures are approved by authorised Credit Officers who are part of the risk management stream and operate independently of the areas originating the credit risk proposals. Authorised Credit Officer decisions are subject to reviews to ensure consistent quality and confirm compliance with approval authority. Separate teams are responsible for maintaining accurate and timely recording of all credit risk approvals and changes to customer and facility data. These teams also operate independently of both the areas originating the credit risk proposals and the credit risk approvers. Appropriate segregation of functions is one of the key requirements of our credit risk management framework.

Mapping of Westpac risk grades

The table below shows the current alignment between Westpac's internal CRGs and the corresponding external rating. Note that only high-level CRG groupings are shown.

Westpac customer risk grade	Standard & Poor's rating	Moody's rating
A	AAA to AA–	Aaa to Aa3
B	A+ to A–	A1 to A3
C	BBB+ to BBB–	Baa1 to Baa3
D	BB+ to B+	Ba1 to B1
	Westpac Rating	
E	Watchlist	
F	Special mention	
G	Substandard/default	
H	Default	

For Specialised Lending Westpac maps exposures to the appropriate supervisory slot based on an assessment that takes into account borrower strength and security quality, as required by APS 113.

Program-managed approach

High-volume retail customer credit portfolios with homogenous credit risk characteristics are managed on a statistical basis according to pre-determined objective criteria (the 'program-managed' approach). Program-managed exposure to a consumer customer may exceed $1 million. Business customer exposures may be program managed for exposure up to $3 million. Quantitative scorecards are used to assign application and behavioural scores to enable risk-based decision making within these portfolios. The scorecard outcomes and decisions are regularly monitored and validated against subsequent customer performance and scorecards are recalibrated or rebuilt when required. For capital estimation and other purposes, risk-based customer segments are created based upon modelled expected PD, Exposure At Default (EAD) and LGD. Accounts are then assigned to respective segments based on customer and account characteristics. Each segment is assigned a quantified measure of its PD, LGD and EAD.

For both transaction-managed and program-managed approaches, CRGs, PDs and LGDs are reviewed at least annually.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 25

Pillar 3 report
Credit risk management

Mapping of Basel categories to Westpac portfolios

APS113 Capital Adequacy: Internal Ratings-Based Approach to Credit Risk, states that under the Advanced IRB approach to credit risk, an ADI must categorise banking book exposures into six broad IRB asset classes and apply the prescribed treatment for those classes to each credit exposure within them for the purposes of deriving its regulatory capital requirement. Standardised and Securitised portfolios are subject to treatment under APS112 Capital Adequacy: Standardised Approach to Credit Risk and APS120 Securitisation respectively.

APS Asset Class	Sub-asset class	Westpac category	Segmentation criteria
Corporate	Corporate	Corporate	All transaction-managed customers not elsewhere classified where annual turnover exceeds $50 million[1].
	SME Corporate	Business Lending	All transaction-managed customers not elsewhere classified where annual turnover is $50 million or less.
	Project Finance (including Object Finance)	Specialised Lending-Project Finance	Applied to transaction-managed customers where the primary source of debt service, security and repayment is derived from the revenue generated by a completed project (e.g. infrastructure such as toll roads or railways).
	Income-producing Real Estate	Specialised Lending-Property Finance	Applied to transaction-managed customers where the primary source of debt service, security and repayment is derived from either the sale of a property development or income produced by one or more investment properties[2].
Sovereign		Sovereign	Applied to transaction-managed exposures backed by governments.
Bank		Bank	Applied to transaction-managed exposures to deposit-taking institutions and foreign equivalents.
Residential Mortgages		Residential Mortgages	Exposures secured by residential mortgages not elsewhere classified.
Qualifying Revolving Retail		Australian Credit Cards	Program-managed credit cards with low volatility in loss rates. The New Zealand cards portfolio is not eligible for Qualifying Revolving Retail treatment and is classified in Other Retail.
Other Retail		Small Business	Program-managed business lending exposures under $1 million where complex products are not utilised by the customer.
		Other Retail	All other program-managed lending to retail customers, including New Zealand credit cards.

[1] Includes all NZ agribusiness loans, regardless of turnover.
[2] Excludes large diversified property groups and property trusts, which appear in the Corporate asset class.

26 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk management

Mapping of Credit risk approach to Basel categories and exposure types

Approach	APS asset class	Types of exposures
Transaction-Managed Portfolios	Corporate Sovereign Bank	Direct lending Contingent lending Derivative counterparty Asset warehousing Underwriting Secondary market trading Foreign exchange settlement Other intra-day settlement obligations
Program-Managed Portfolios	Residential mortgage	Mortgages Equity access loans
	Qualifying revolving retail	Australian credit cards
	Other retail	Personal loans Overdrafts New Zealand credit cards Auto and equipment finance Business development loans Business overdrafts Other term products

Internal ratings process for transaction-managed portfolios

The process for assigning and approving individual customer PDs and facility LGDs involves:

- Business unit representatives recommend the CRG and facility LGDs under the guidance of criteria set out in established credit policies. Each CRG is associated with an estimated PD;
- Authorised credit officers evaluate the recommendations and approve the final CRG and facility LGDs. Authorised credit officers may override line business unit recommendations;
- An expert judgement decisioning process is employed to evaluate CRG and the outputs of various risk grading models are used as one of several inputs into that process; and
- Authorised credit officers' decisions are subject to reviews to ensure consistent quality and confirm compliance with approval authority.

For on-going exposures to transaction-managed customers, risk grades and facility LGDs are required to be reviewed at least annually, but also whenever material changes occur.

No material deviations from the reference definition of default are permitted.

Internal ratings process for program-managed portfolios

The process for assigning PDs, LGDs and EADs to the program-managed portfolio involves dividing the portfolio into a number of pools per product. These pools are created by analysing risk characteristics that have historically predicted that an account is likely to go into default or loss.

No material deviations from the reference definition of default are permitted.

Internal credit risk ratings system

In addition to using the credit risk estimates as the basis for regulatory capital purposes, they are also used for the purposes described below:

Economic capital - Economic capital includes both credit and non-credit components. Economic credit capital is calculated using a framework that considers estimates of PD, LGD, EAD, total committed exposure and loan tenor, as well as measures of portfolio composition not reflected in regulatory capital formulae.

Provisioning - Credit provisions are held by Westpac to cover expected credit losses in the loan portfolio. Provisioning includes both individual and collective components. Individual provisions are calculated on impaired loans taking into account management's best estimate of the present value of future cashflows.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 27

Pillar 3 report Credit risk management 28 | Westpac Group September 2021 Pillar 3 report Collective provisions are established on a portfolio basis using a framework that considers PD, LGD, EAD, total committed exposure, level of arrears, recent past experience and forward looking macro-economic forecasts. Risk-adjusted performance measurement - Business performance is measured using allocated capital, which incorporates charges for economic capital and regulatory capital, including credit capital and capital for other risk types. Pricing - Westpac prices loans to produce an acceptable return on the capital allocated to the loan. Returns include interest income and fees after expected credit losses and other costs. Credit approval - For transaction-managed facilities, approval authorities are tiered based on the CRG, with lower limits applicable for customers with a higher PD. Program-managed facilities are approved on the basis of application scorecard outcomes and product based approval authorities. Control mechanisms for the credit risk rating system include: Westpac’s credit risk rating system is reviewed annually to confirm that the rating criteria and procedures are appropriate given the current portfolio and external conditions; All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policy; Specific credit risk estimates (including PD, LGD and EAD levels) are overseen, reviewed annually and supported by the Credit Risk Estimates Committee (a sub-committee of CREDCO) for approval by General Manager, Enterprise Risk; Credit Risk Assurance undertake an independent annual end-to-end technical and operational review of the overall process; and CREDCO, RISKCO and BRiskC monitor the risk profile, performance and management of Westpac’s credit portfolio and the development and review of key credit risk policies. Risk reporting A comprehensive report on Westpac's credit risk portfolio is provided to CREDCO, RISKCO and BRiskC quarterly. It details the current level of impairment losses, stressed exposures, delinquency trends, provisions, impaired assets and key performance metrics. It also reports on portfolio concentrations and large exposures. Credit risk and asset quality are also reported to the Board, including details of impairment losses, stressed exposures, delinquency trends and key performance metrics. Response to COVID-19 Westpac remains focused on supporting customers. In response to the COVID-19 pandemic Westpac introduced a range of support packages such as lowering interest rates on certain products, waiving certain fees and providing impacted customers with an option to defer repayments. APRA permitted customers approved for deferrals to be excluded from traditional stress metrics while part of these support packages but customers were to be closely monitored, particularly once the deferral period ended. APRA has also revised prudential standard APS 220 Credit Quality to provide temporary capital relief for eligible credit exposures to certain individuals and small to medium sized enterprises, where the borrower has been affected by the COVID-19 pandemic. Under the current prudential standard, this concessional treatment can be applied to eligible exposures in the period from 8 July 2021 to 30 September 2021. The Australian Government SME Recovery Loan Scheme (SMERLS) provides eligible companies assistance with dealing with the economic impacts of COVID-19. The Australian Government announced on 25 August 2021, companies are no longer required to have received JobKeeper during the March quarter of 2021, or to have been a flood affected business, to be eligible. Westpac has confirmed to the Australian Government Federal Treasury our participation to the scheme.

Pillar 3 report
Credit risk management

Summary credit risk disclosure

30 September 2021 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans[2]	Specific Provisions for Impaired Loans	Actual Losses for the 12 months ended
Corporate	130,245	68,715	925	382	602	498	67
Business lending	52,420	32,559	658	364	326	160	91
Sovereign	176,238	2,508	2	2	-	-	-
Bank	21,283	5,104	6	6	-	-	-
Residential mortgages	582,136	145,534	1,637	1,055	271	76	71
Australian credit cards	15,394	4,001	167	131	65	37	136
Other retail	11,518	8,272	394	258	245	136	146
Small business	30,877	15,187	544	348	428	196	82
Specialised Lending	66,732	55,372	835	535	110	23	1
Securitisation	30,561	5,881	-	-	-	-	-
Standardised[2]	16,679	14,162	-	-	95	40	-
Total	1,134,083	357,295	5,168	3,081	2,142	1,166	594

31 March 2021 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 6 months ended
Corporate	124,567	66,086	654	431	319	220	56
Business lending	53,052	34,061	750	475	388	198	25
Sovereign	143,237	2,355	2	2	-	-	-
Bank	23,404	5,708	7	7	-	-	-
Residential mortgages	562,798	133,938	1,919	1,126	263	78	44
Australian credit cards	16,459	4,279	202	154	82	49	71
Other retail	12,579	9,266	459	301	277	158	78
Small business	31,941	16,097	613	373	639	229	24
Specialised Lending	64,867	55,314	813	598	39	12	1
Securitisation	28,299	5,513	-	-	-	-	-
Standardised[2]	15,300	14,510	-	-	64	30	-
Total	1,076,503	347,127	5,419	3,467	2,071	974	299

30 September 2020 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 12 months ended
Corporate	129,988	73,666	758	514	558	244	95
Business lending	54,542	36,777	809	534	392	208	71
Sovereign	131,857	2,376	1	1	-	-	-
Bank	23,244	5,640	7	7	-	-	-
Residential mortgages	550,133	130,787	1,966	1,033	345	93	125
Australian credit cards	16,944	4,405	214	166	83	48	332
Other retail	13,471	10,174	522	341	326	187	275
Small business	32,758	16,977	685	350	933	328	74
Specialised Lending	65,491	57,019	837	659	86	25	3
Securitisation	26,817	5,413	-	-	-	-	-
Standardised[2]	16,993	16,155	-	-	56	19	2
Total	1,062,238	359,389	5,799	3,605	2,779	1,152	977

[1] Includes regulatory expected losses for defaulted and non-defaulted exposures.
[2] Increase in impaired mainly driven by one large institutional exposure.
[3] Includes mark-to-market related credit risk.

Westpac GROUP

Westpac Group September 2021 Pillar 3 report | 29

Pillar 3 report Credit risk management 30 | Westpac Group September 2021 Pillar 3 report Loan impairment provisions Expected credit losses (ECL) are estimates of the cashflow shortfalls expected to result from defaults over the relevant timeframe. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Westpac calculates provisions for ECL based on a three-stage approach: Stage 1: 12 months ECL (performing) - For financial assets where there has been no significant increase in credit risk since origination, a provision for 12-month ECL is recognised. Stage 2: Lifetime ECL (performing) - For financial assets where there has been a significant increase in credit risk since origination and where the asset is still performing, a provision for lifetime ECL is recognised. Determining when a financial asset has experienced a significant increase in credit risk since origination is a critical accounting judgement. In the current period the Group has revised the methodology to determine a significant increase in risk from one which was primarily based on changes in internal customer risk grades since origination of the facility and based on a sliding scale, to one which is directly driven by the change in the probability of default (PD) since origination. In determining whether a change in PD represents a significant increase in risk, relative changes in PD and absolute PD thresholds are both considered based on the portfolio of the exposure. This change did not have a material impact to the Group. Stage 3: Lifetime ECL (non-performing) - For financial assets that are non-performing a provision for lifetime ECL is recognised. Indicators include a breach of contract with Westpac such as a default on interest or principal payments, a borrower experiencing significant financial difficulties. Collective and individual assessment - Financial assets that are in Stages 1 and 2 are assessed on a collective basis as are financial assets in Stage 3 below specified exposure thresholds. Those financial assets in Stage 3 above the specified exposure thresholds are assessed on an individual basis. Expected life - Lifetime ECL represents the expected credit losses that result from default events over the expected life of a financial instrument. In considering lifetime ECL, the remaining contractual life is used for non- retail portfolios. For retail portfolios lifetime ECL is calibrated to historically observed portfolio behaviour. Forward looking information - The measurement of ECL for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. In order to capture the asymmetry of the losses expected over the range of plausible future events and economic conditions, Westpac considers three future macroeconomic scenarios i.e. base, upside and downside scenarios. The macroeconomic variables used in these scenarios, include (but are not limited to) employment to population ratio, real gross domestic product growth rates and residential and commercial property price indices. The ECL is a weighted average of the credit losses expected under these three scenarios. The scenario weights are based on Westpac’s assessment of upside and downside risks taking into account current trends, forward looking conditions and the degree of uncertainty attached to these projections. Regulatory classification of loan impairment provisions APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All IAPs raised under Australian Accounting Standards (AAS) are classified as specific provisions. All Collectively Assessed Provisions (CAPs) raised under AAS are either classified into specific provisions or a GRCL.

Pillar 3 report
Credit risk management

Expected credit loss provision

30 September 2021 $m	A-IFRS Provisions IAPs	 CAPs	Total Regulatory Provisions
Specific Provisions			
for impaired loans	832	334	1,166
for defaulted but not impaired loans	-	806	806
For Stage 2	-	1,877	1,877
Total Specific Provision[1]	832	3,017	3,849
General Reserve for Credit Loss[1]	-	1,158	1,158
Total provisions for ECL	832	4,175	5,007

31 March 2021 $m	A-IFRS Provisions IAPs	 CAPs	Total Regulatory Provisions
Specific Provisions			
for impaired loans	564	410	974
for defaulted but not impaired loans	NA	918	918
For Stage 2	NA	2,051	2,051
Total Specific Provision[1]	564	3,379	3,943
General Reserve for Credit Loss[1]	NA	1,565	1,565
Total provisions for ECL	564	4,944	5,508

30 September 2020 $m	A-IFRS Provisions IAPs	 CAPs	Total Regulatory Provisions
Specific Provisions			
for impaired loans	611	541	1,152
for defaulted but not impaired loans	NA	1,021	1,021
For Stage 2	NA	2,199	2,199
Total Specific Provision[1]	611	3,761	4,372
General Reserve for Credit Loss[1]	NA	1,791	1,791
Total provisions for ECL	611	5,552	6,163

[1] Provisions classified according to APRA's letter dated 4 July 2017 "Provisions for regulatory purposes and AASB 9 financial instruments".

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 31

Pillar 3 report
Credit risk management

Movement in provisions for impairment

For the 12 months ended 30 September 2021 $m	Performing Stage 1	Performing Stage 2	Non-performing Stage 3	Total
Balance as at 30 September 2020 for Loans and Credit Commitments	1,084	2,875	2,173	6,132
Transfers to Stage 1	1,246	(1,128)	(118)	-
Transfers to Stage 2	(200)	1,290	(1,090)	-
Transfers to Stage 3	(8)	(507)	515	-
Business activity during the period	122	(223)	(35)	(136)
Net remeasurement of provision for ECL	(1,284)	(200)	1,295	(189)
Write-offs	-	-	(836)	(836)
Exchange rate and other adjustments	(24)	(16)	68	28
Balance as at 30 September 2021 for Loans and Credit Commitments	936	2,091	1,972	4,999
Balance as at 30 September 2020 for debt securities	2	29	-	31
Provision for ECL on debt securities at amortised cost	-	(24)	-	(24)
Provision for ECL on debt securities at FVOCI[1]	1	-	-	1
Total provision for ECL as at 30 September 2021	3	5	-	8
Total provision for ECL as at 30 September 2021	939	2,096	1,972	5,007

For the 6 months ended 31 March 2021 $m	Performing Stage 1	Performing Stage 2	Non-performing Stage 3	Total
Balance as at 30 September 2020 for Loans and Credit Commitments	1,084	2,875	2,173	6,132
Transfers to Stage 1	695	(662)	(33)	-
Transfers to Stage 2	(112)	719	(607)	-
Transfers to Stage 3	(3)	(244)	247	-
Business activity during the period	52	(107)	(171)	(226)
Net remeasurement of provision for ECL	(689)	(8)	688	(9)
Write-offs	-	-	(431)	(431)
Exchange rate and other adjustments	(5)	(5)	26	16
Balance as at 31 March 2021 for Loans and Credit Commitments	1,022	2,568	1,892	5,482
Balance as at 30 September 2020 for debt securities	2	29	-	31
Provision for ECL on debt securities at amortised cost	1	(7)	-	(6)
Provision for ECL on debt securities at FVOCI[1]	1	-	-	1
Total provision for ECL as at 31 March 2021	4	22	-	26
Total provision for ECL as at 31 March 2021	1,026	2,590	1,892	5,508

[1] Impairment of debt securities at Fair Value through Other Comprehensive Income (FVOCI) is recognised in the income statement with a corresponding amount in other comprehensive income. There is no reduction of the carrying value of the debt securities which remain at fair value.

32 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk management

For the 12 months ended 30 September 2020 $m	Performing Stage 1	Stage 2	Non-performing Stage 3	Total
Balance as at 30 September 2019 for Loans and Credit Commitments	884	1,674	1,355	3,913
Transfers to Stage 1	1,577	(1,528)	(49)	-
Transfers to Stage 2	(344)	1,161	(817)	-
Transfers to Stage 3	(8)	(955)	963	-
Business activity during the period	212	60	(77)	195
Net remeasurement of provision for ECL	(1,232)	2,475	1,914	3,157
Write-offs	-	-	(1,170)	(1,170)
Exchange rate and other adjustments	(5)	(12)	54	38
Balance as at 30 September 2020 for Loans and Credit Commitments	1,084	2,875	2,173	6,132
Balance as at 30 September 2019 for debt securities[1]	9	2	-	11
Provision for ECL on debt securities at amortised cost	(9)	27	-	18
Provision for ECL on debt securities at FVOCI[2]	2	-	-	2
Total provision for ECL as at 30 September 2020	2	29	-	31
Total provision for ECL as at 30 September 2020	1,086	2,904	2,173	6,163

[1] Adjusted to show correct split between stage 1 and stage 2, the overall balance unchanged.

[2] Impairment of debt securities at Fair Value through Other Comprehensive Income (FVOCI) is recognised in the income statement with a corresponding amount in other comprehensive income. There is no reduction of the carrying value of the debt securities which remain at fair value.

Westpac GROUP

Westpac Group September 2021 Pillar 3 report | 33

Pillar 3 report
Credit risk exposures

The following tables segment the portfolio by characteristics that provide an insight into the assessment of credit risk concentration.

Exposure at Default by major type

30 September 2021	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	12 months ended[1]
Corporate	56,576	59,238	14,431	130,245	127,203
Business lending	39,080	13,340	-	52,420	53,340
Sovereign	141,437	1,524	33,277	176,238	150,012
Bank	12,327	1,817	7,139	21,283	22,140
Residential mortgages	503,883	78,253	-	582,136	565,334
Australian credit cards	5,872	9,522	-	15,394	16,327
Other retail	8,445	3,073	-	11,518	12,566
Small business	23,804	7,073	-	30,877	31,953
Specialised lending	53,084	12,234	1,414	66,732	65,723
Securitisation[2]	23,428	7,041	92	30,561	28,432
Standardised	12,168	1,031	3,480	16,679	16,252
Total	880,104	194,146	59,833	1,134,083	1,089,282

31 March 2021	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	6 months ended[3]
Corporate	52,808	57,449	14,310	124,567	126,100
Business lending	39,220	13,832	-	53,052	53,786
Sovereign	109,514	1,490	32,233	143,237	137,438
Bank	14,085	1,829	7,490	23,404	22,546
Residential mortgages	486,802	75,996	-	562,798	556,398
Australian credit cards	6,664	9,795	-	16,459	16,731
Other retail	9,467	3,112	-	12,579	13,060
Small business	24,730	7,211	-	31,941	32,410
Specialised lending	52,619	10,598	1,650	64,867	65,297
Securitisation[2]	20,145	8,033	121	28,299	27,319
Standardised	12,192	1,048	2,060	15,300	16,208
Total	828,246	190,393	57,864	1,076,503	1,067,293

30 September 2020	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	12 months ended[4]
Corporate	57,485	60,099	12,404	129,988	137,385
Business lending	40,989	13,553	-	54,542	54,578
Sovereign	106,524	1,604	23,729	131,857	111,274
Bank	13,161	1,873	8,210	23,244	25,935
Residential mortgages	481,096	69,037	-	550,133	553,586
Australian credit cards	6,652	10,292	-	16,944	17,979
Other retail	10,210	3,261	-	13,471	14,880
Small business	25,463	7,295	-	32,758	33,158
Specialised lending	52,803	10,629	2,059	65,491	65,530
Securitisation[2]	20,542	6,138	137	26,817	27,152
Standardised	12,911	1,178	2,904	16,993	19,255
Total	827,836	184,959	49,443	1,062,238	1,060,712

[1] Average is based on exposures as at 30 September 2021, 30 June 2021, 31 March 2021, 31 December 2020, and 30 September 2020.
[2] EAD associated with securitisations is for the banking book only.
[3] Average is based on exposures as at 31 March 2021, 31 December 2020, and 30 September 2020.
[4] Average is based on exposures as at 30 September 2020, 30 June 2020, 31 March 2020, 31 December 2029, and 30 September 2019.

34 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Exposure at Default by measurement method

30 September 2021 $m	IRB Approach	Standardised Approach	Total Exposure at Default
Corporate	130,245	6,839	137,084
Business lending	52,420	685	53,105
Sovereign	176,238	1,312	177,550
Bank	21,283	144	21,427
Residential mortgages	582,136	5,516	587,652
Australian credit cards	15,394	-	15,394
Other retail	11,518	1,815	13,333
Small business	30,877	-	30,877
Specialised lending	66,732	368	67,100
Securitisation	30,561	-	30,561
Total	1,117,404	16,679	1,134,083

31 March 2021 $m	IRB Approach	Standardised Approach	Total Exposure at Default
Corporate	124,567	5,113	129,680
Business lending	53,052	766	53,818
Sovereign	143,237	1,081	144,318
Bank	23,404	140	23,544
Residential mortgages	562,798	6,006	568,804
Australian credit cards	16,459	-	16,459
Other retail	12,579	1,812	14,391
Small business	31,941	-	31,941
Specialised lending	64,867	382	65,249
Securitisation	28,299	-	28,299
Total	1,061,203	15,300	1,076,503

30 September 2020 $m	IRB Approach	Standardised Approach	Total Exposure at Default
Corporate	129,988	6,131	136,119
Business lending	54,542	866	55,408
Sovereign	131,857	1,216	133,073
Bank	23,244	152	23,396
Residential mortgages	550,133	6,471	556,604
Australian credit cards	16,944	-	16,944
Other retail	13,471	1,735	15,206
Small business	32,758	-	32,758
Specialised lending	65,491	422	65,913
Securitisation	26,817	-	26,817
Total	1,045,245	16,993	1,062,238

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 35

Pillar 3 report
Credit risk exposures

Exposure at Default by industry classification

30 September 2021 $m	Accommodation, cafes & restaurants	Agriculture, forestry & fishing	Construction	Finance & insurance	Government administration & defence	Manufacturing	Mining	Property	Property services & business services	Services[1]	Trade[2]	Transport & storage	Utilities[3]	Retail lending	Other	Total Exposure at Default
Corporate	2,462	11,145	3,020	16,126	111	15,997	6,558	9,411	9,344	11,783	19,992	10,463	12,923	-	910	130,245
Business lending	5,749	10,152	4,030	1,904	10	4,652	450	1,144	6,361	5,722	7,832	2,234	412	-	1,768	52,420
Sovereign	-	1	-	98,709	76,756	56	60	495	7	152	-	2	-	-	-	176,238
Bank	-	-	-	21,191	12	-	-	-	80	-	-	-	-	-	-	21,283
Residential mortgages	-	-	-	-	-	-	-	-	-	-	-	-	-	582,136	-	582,136
Australian credit cards	-	-	-	-	-	-	-	-	-	-	-	-	-	15,394	-	15,394
Other retail	-	-	-	-	-	-	-	-	-	-	-	-	-	11,518	-	11,518
Small business	833	2,189	3,798	1,498	807	1,663	584	2,118	4,784	3,967	3,102	1,630	351	-	3,553	30,877
Specialised lending	493	16	34	13	393	1	748	56,830	232	1,323	29	3,573	2,559	-	488	66,732
Securitisation	-	-	-	29,532	-	-	-	-	793	-	236	-	-	-	-	30,561
Standardised	116	11	170	6,318	1,312	144	26	373	119	42	529	92	52	7,331	44	16,679
Total	9,653	23,514	11,052	175,291	79,401	22,513	8,426	70,371	21,720	22,989	31,720	17,994	16,297	616,379	6,763	1,134,083

[1] Includes education, health & community services, cultural & recreational services and personal & other services.
[2] Includes wholesale trade and retail trade.
[3] Includes electricity, gas & water, and communication services.

36 | Westpac Group September 2020 Pillar 3 report

Pillar 3 report
Credit risk exposures

31 March 2021 $m	Accommodation, cafes & restaurants	Agriculture, forestry & fishing	Construction	Finance & insurance	Government administration & defence	Manufacturing	Mining	Property	Property services & business services	Services[1]	Trade[2]	Transport & storage	Utilities[3]	Retail lending	Other	Total Exposure at Default
Corporate	2,560	10,933	2,909	14,355	153	16,569	6,056	7,460	9,975	11,582	18,105	10,284	12,778	-	848	124,567
Business lending	5,830	9,724	4,230	2,035	19	4,553	476	1,098	6,451	5,901	8,173	2,318	434	-	1,810	53,052
Sovereign	-	1	-	60,118	82,411	55	64	388	6	192	-	2	-	-	-	143,237
Bank	-	-	-	23,354	-	-	-	-	50	-	-	-	-	-	-	23,404
Residential mortgages	-	-	-	-	-	-	-	-	-	-	-	-	-	562,798	-	562,798
Australian credit cards	-	-	-	-	-	-	-	-	-	-	-	-	-	16,459	-	16,459
Other retail	-	-	-	-	-	-	-	-	-	-	-	-	-	12,579	-	12,579
Small business	950	2,263	3,921	1,612	788	1,747	574	2,131	5,011	3,931	3,186	1,720	359	-	3,748	31,941
Specialised lending	435	17	35	9	-	3	757	55,562	203	1,467	21	3,535	2,323	-	500	64,867
Securitisation	-	-	-	27,305	-	-	-	-	788	-	206	-	-	-	-	28,299
Standardised	117	12	150	4,581	1,081	158	56	383	107	34	536	173	53	7,818	41	15,300
Total	9,892	22,950	11,245	133,369	84,452	23,085	7,983	67,022	22,591	23,107	30,227	18,032	15,947	599,654	6,947	1,076,503

[1] Includes education, health & community services, cultural & recreational services and personal & other services.
[2] Includes wholesale trade and retail trade.
[3] Includes electricity, gas & water, and communication services.

Westpac GROUP

Westpac Group September 2021 Pillar 3 report | 37

Pillar 3 report
Credit risk exposures

30 September 2020 $m	Accommodation, cafes & restaurants	Agriculture, forestry & fishing	Construction	Finance & insurance	Government administration & defence	Manufacturing	Mining	Property	Property services & business services	Services[1]	Trade[2]	Transport & storage	Utilities[3]	Retail lending	Other	Total Exposure at Default
Corporate	2,517	11,148	2,977	12,292	625	18,833	7,101	6,607	11,678	11,808	19,896	10,383	13,260	-	863	129,988
Business lending	5,894	9,456	4,488	2,225	24	4,757	556	1,021	6,704	6,010	8,685	2,343	508	-	1,871	54,542
Sovereign	-	1	-	46,537	84,464	7	69	602	9	151	-	4	13	-	-	131,857
Bank	-	-	-	23,194	-	-	-	-	50	-	-	-	-	-	-	23,244
Residential mortgages	-	-	-	-	-	-	-	-	-	-	-	-	-	550,133	-	550,133
Australian credit cards	-	-	-	-	-	-	-	-	-	-	-	-	-	16,944	-	16,944
Other retail	-	-	-	-	-	-	-	-	-	-	-	-	-	13,471	-	13,471
Small business	966	2,297	4,065	1,698	748	1,786	574	2,138	5,163	3,812	3,296	1,804	364	-	4,047	32,758
Specialised lending	393	18	34	17	-	4	1,004	55,681	59	1,747	16	3,649	2,326	-	543	65,491
Securitisation	-	-	-	25,777	-	-	-	-	827	-	213	-	-	-	-	26,817
Standardised	121	12	161	5,504	1,216	222	58	425	121	46	625	215	12	8,206	49	16,993
Total	9,891	22,932	11,725	117,244	87,077	25,609	9,362	66,474	24,611	23,574	32,731	18,398	16,483	588,754	7,373	1,062,238

[1] Includes education, health & community services, cultural & recreational services and personal & other services.
[2] Includes wholesale trade and retail trade.
[3] Includes electricity, gas & water, and communication services.

38 | Westpac Group September 2020 Pillar 3 report

Westpac GROUP

Pillar 3 report
Credit risk exposures

Exposure at Default by geography[1]

30 September 2021 $m	Australia	New Zealand	Americas	Asia	Europe	Pacific	Total Exposure at Default
Corporate	88,822	23,329	7,241	4,784	6,069	-	130,245
Business lending	47,423	4,997	-	-	-	-	52,420
Sovereign	147,301	15,914	12,441	212	370	-	176,238
Bank	19,254	1,315	112	541	61	-	21,283
Residential mortgages	515,772	66,189	-	175	-	-	582,136
Australian credit cards	15,394	-	-	-	-	-	15,394
Other retail	8,667	2,851	-	-	-	-	11,518
Small business	28,509	2,367	-	1	-	-	30,877
Specialised lending	58,299	8,433	-	-	-	-	66,732
Securitisation	26,083	4,478	-	-	-	-	30,561
Standardised	13,757	-	-	3	-	2,919	16,679
Total	969,281	129,873	19,794	5,716	6,500	2,919	1,134,083

31 March 2021 $m	Australia	New Zealand	Americas	Asia	Europe	Pacific	Total Exposure at Default
Corporate	81,694	22,429	7,281	6,121	7,042	-	124,567
Business lending	48,255	4,797	-	-	-	-	53,052
Sovereign	124,825	12,824	4,721	462	405	-	143,237
Bank	22,165	574	106	531	28	-	23,404
Residential mortgages	501,445	61,160	-	193	-	-	562,798
Australian credit cards	16,459	-	-	-	-	-	16,459
Other retail	9,626	2,953	-	-	-	-	12,579
Small business	29,582	2,358	-	1	-	-	31,941
Specialised lending	56,748	8,119	-	-	-	-	64,867
Securitisation	23,923	4,376	-	-	-	-	28,299
Standardised	12,504	-	-	14	-	2,782	15,300
Total	927,226	119,590	12,108	7,322	7,475	2,782	1,076,503

30 September 2020 $m	Australia	New Zealand	Americas	Asia	Europe	Pacific	Total Exposure at Default
Corporate	83,682	23,058	7,662	10,111	5,475	-	129,988
Business lending	49,557	4,985	-	-	-	-	54,542
Sovereign	107,694	11,611	11,060	1,064	428	-	131,857
Bank	20,834	793	130	1,462	25	-	23,244
Residential mortgages	491,418	58,497	-	218	-	-	550,133
Australian credit cards	16,944	-	-	-	-	-	16,944
Other retail	10,409	3,062	-	-	-	-	13,471
Small business	30,364	2,393	-	1	-	-	32,758
Specialised lending	57,388	8,103	-	-	-	-	65,491
Securitisation	22,522	4,295	-	-	-	-	26,817
Standardised	13,872	-	-	19	-	3,102	16,993
Total	904,684	116,797	18,852	12,875	5,928	3,102	1,062,238

[1] Geographic segmentation of exposures is based on the location of the office in which these items were booked.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 39

Pillar 3 report
Credit risk exposures

Exposure at Default by residual contractual maturity

30 September 2021 $m	On demand	< 12 months	1 to < 3 years	3 to < 5 years	> 5 years	Total Exposure at Default
Corporate	13,514	28,465	62,097	20,217	5,952	130,245
Business lending	4,512	14,266	22,945	5,091	5,606	52,420
Sovereign	1,383	73,360	48,318	15,669	37,508	176,238
Bank	2,956	3,080	14,562	617	68	21,283
Residential mortgages	30,020	4,742	11,800	2,749	532,825	582,136
Australian credit cards	15,394	-	-	-	-	15,394
Other retail	2,798	340	3,977	2,984	1,419	11,518
Small business	4,428	3,194	8,582	7,467	7,206	30,877
Specialised lending	431	18,839	34,571	9,055	3,836	66,732
Securitisation	-	7,190	7,931	2,067	13,373	30,561
Standardised	1,612	1,165	7,883	289	5,730	16,679
Total	77,048	154,641	222,666	66,205	613,523	1,134,083

31 March 2021 $m	On demand	< 12 months	1 to < 3 years	3 to < 5 years	> 5 years	Total Exposure at Default
Corporate	13,056	24,564	64,353	19,072	3,522	124,567
Business lending	4,693	15,186	23,029	4,407	5,737	53,052
Sovereign	1,409	34,033	49,207	19,787	38,801	143,237
Bank	3,026	3,641	15,956	643	138	23,404
Residential mortgages	29,630	4,104	13,415	2,665	512,984	562,798
Australian credit cards	16,459	-	-	-	-	16,459
Other retail	2,848	357	4,376	3,316	1,682	12,579
Small business	4,490	3,291	8,950	7,643	7,567	31,941
Specialised lending	421	21,633	32,317	6,917	3,579	64,867
Securitisation	-	3,860	11,183	2,011	11,245	28,299
Standardised	1,604	381	6,793	252	6,270	15,300
Total	77,636	111,050	229,579	66,713	591,525	1,076,503

30 September 2020 $m	On demand	< 12 months	1 to < 3 years	3 to < 5 years	> 5 years	Total Exposure at Default
Corporate	14,419	27,059	64,555	19,980	3,975	129,988
Business lending	3,102	13,635	24,154	5,699	7,952	54,542
Sovereign	1,452	29,198	32,192	25,851	43,164	131,857
Bank	3,697	4,102	14,328	1,106	11	23,244
Residential mortgages	29,233	4,315	12,766	2,734	501,085	550,133
Australian credit cards	16,944	-	-	-	-	16,944
Other retail	2,899	351	4,718	3,570	1,933	13,471
Small business	4,481	2,949	8,923	8,044	8,361	32,758
Specialised lending	377	20,479	31,409	9,017	4,209	65,491
Securitisation	-	7,074	7,217	1,625	10,901	26,817
Standardised	1,522	472	7,900	281	6,818	16,993
Total	78,126	109,634	208,162	77,907	588,409	1,062,238

40 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses are broken down by concentrations reflecting Westpac's asset categories, industry and geography.

Impaired and past due loans by portfolio

30 September 2021 $m	Defaulted not impaired[1, 2]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Corporate	400	602	498	83%	67
Business lending	1,106	326	160	49%	91
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	5,053	271	76	28%	71
Australian credit cards	-	65	37	57%	136
Other retail	-	245	136	56%	146
Small business	518	428	196	46%	82
Specialised lending	466	110	23	21%	1
Securitisation	-	-	-	-	-
Standardised	85	95	40	42%	-
Total	7,628	2,142	1,166	54%	594

31 March 2021 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 6 months ended
Corporate	155	319	220	69%	56
Business lending	793	388	198	51%	25
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	5,298	263	78	30%	44
Australian credit cards	-	82	49	60%	71
Other retail	-	277	158	57%	78
Small business	423	639	229	36%	24
Specialised lending	367	39	12	31%	1
Securitisation	-	-	-	-	-
Standardised	73	64	30	47%	-
Total	7,109	2,071	974	47%	299

30 September 2020 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Corporate	127	558	244	44%	95
Business lending	598	392	208	53%	71
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	7,042	345	93	27%	125
Australian credit cards	-	83	48	58%	332
Other retail	-	326	187	57%	275
Small business	440	933	328	35%	74
Specialised lending	229	86	25	29%	3
Securitisation	-	-	-	-	-
Standardised	96	56	19	34%	2
Total	8,532	2,779	1,152	41%	977

[1] Includes items past 90 days not impaired.
[2] Increase over the half includes reclassification of facilities subject to a forbearance agreement.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 41

Pillar 3 report
Credit risk exposures

Impaired and past due loans by industry classification

30 September 2021 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Accommodation, cafes & restaurants	587	90	51	57%	12
Agriculture, forestry & fishing	225	67	19	28%	25
Construction	128	96	38	40%	33
Finance & insurance	108	53	23	43%	26
Government administration & defence	-	-	-	-	-
Manufacturing	131	203	118	58%	60
Mining	23	14	6	43%	6
Property	601	149	46	31%	11
Property services & business services	183	200	131	66%	11
Services[2]	135	348	311	89%	11
Trade[3]	295	215	118	55%	16
Transport & storage	49	49	22	45%	12
Utilities[4]	6	6	2	33%	1
Retail lending	5,119	596	256	43%	353
Other	38	56	25	45%	17
Total	7,628	2,142	1,166	54%	594

31 March 2021 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 6 months ended
Accommodation, cafes & restaurants	187	65	32	49%	2
Agriculture, forestry & fishing	281	71	27	38%	13
Construction	108	123	51	41%	3
Finance & insurance	71	55	39	71%	16
Government administration & defence	-	-	-		-
Manufacturing	91	200	135	68%	43
Mining	13	20	6	30%	3
Property	489	96	30	31%	-
Property services & business services	142	266	130	49%	3
Services[2]	121	97	48	49%	7
Trade[3]	165	252	126	50%	4
Transport & storage	23	84	31	37%	7
Utilities[4]	3	8	2	25%	-
Retail lending	5,365	634	293	46%	195
Other	50	100	24	24%	3
Total	7,109	2,071	974	47%	299

30 September 2020 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Accommodation, cafes & restaurants	132	71	34	48%	5
Agriculture, forestry & fishing	242	95	38	40%	13
Construction	69	188	71	38%	12
Finance & insurance	39	68	43	63%	-
Government administration & defence	-	-	-	-	-
Manufacturing	92	302	188	62%	61
Mining	5	44	14	32%	2
Property	335	103	29	28%	49
Property services & business services	113	452	120	27%	14
Services[2]	129	145	67	46%	5
Trade[3]	148	274	112	41%	56
Transport & storage	30	143	52	36%	17
Utilities[4]	2	12	3	25%	4
Retail lending	7,122	770	336	44%	735
Other	74	112	45	41%	4
Total	8,532	2,779	1,152	41%	977

[1] Includes items past 90 days not impaired.
[2] Includes education, health & community services, cultural & recreational services and personal & other services.
[3] Includes wholesale trade and retail trade.
[4] Includes electricity, gas & water, and communication services.

42 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Impaired and past due loans by geography[1]

30 September 2021 $m	Defaulted not impaired[2]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Australia	7,120	1,868	1,009	54%	498
New Zealand	457	148	85	57%	53
Americas	-	-	-	-	-
Asia	-	34	33	97%	42
Europe	-	-	-	-	-
Pacific	51	92	39	42%	1
Total	7,628	2,142	1,166	54%	594

31 March 2021 $m	Defaulted not impaired[2]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 6 months ended
Australia	6,601	1,671	756	45%	234
New Zealand	471	159	85	53%	23
Americas	-	-	-	-	-
Asia	1	178	112	63%	42
Europe	-	-	-	-	-
Pacific	36	63	21	33%	-
Total	7,109	2,071	974	47%	299

30 September 2020 $m	Defaulted not impaired[2]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Australia	7,989	2,253	903	40%	859
New Zealand	502	193	96	50%	21
Americas	-	-	-	-	-
Asia	1	280	134	48%	95
Europe	-	-	-	-	-
Pacific	40	53	19	36%	2
Total	8,532	2,779	1,152	41%	977

[1] Geographic segmentation of exposures is based on the location of the office in which these items were booked.
[2] Includes items past 90 days not impaired.

Westpac Group September 2021 Pillar 3 report | 43

Pillar 3 report
Credit risk exposures

Portfolios subject to the standardised approach

This table presents exposures subject to the standardised approach for the calculation of risk weighted assets.

As at 30 September 2021, exposures subject to the standardised approach and categorised by risk weight are primarily Westpac Pacific, Asian retail exposures, the margin lending portfolio, self-managed superannuation fund exposures and some other small portfolios. Mark-to-market related credit risk and qualifying central clearing counterparties exposure[1] is also included in the standardised approach.

30 September 2021 Risk Weight %	Total Exposure at Default $m	Risk Weighted Assets $m
0%	1,690	-
2%	4,339	87
20%	1,316	263
35%	372	130
50%	1,293	646
75%	3,624	2,718
100%	3,860	3,862
150%	50	74
Default fund contributions[1]	135	104
Mark-to-market related credit risk	-	6,278
Total	16,679	14,162

31 March 2021 Risk Weight %	Total Exposure at Default $m	Risk Weighted Assets $m
0%	2,013	-
2%	2,253	45
20%	1,289	258
35%	382	134
50%	1,311	655
75%	4,053	3,041
100%	3,826	3,826
150%	26	39
Default fund contributions[1]	147	94
Mark-to-market related credit risk	-	6,419
Total	15,300	14,510

30 September 2020 Risk Weight %	Total Exposure at Default $m	Risk Weighted Assets $m
0%	1,780	-
2%	3,406	68
20%	1,200	240
35%	415	145
50%	1,328	664
75%	4,451	3,338
100%	4,239	4,239
150%	54	81
Default fund contributions[1]	120	78
Mark-to-market related credit risk	-	7,302
Total	16,993	16,155

[1] Portfolios subject to the standardised approach include exposures to qualifying central clearing counterparties used to clear derivative transactions. Derivative counterparty exposure and initial margin are risk weighted at 2%. Default fund contributions to qualifying central clearing counterparties are shown separately and are subject to higher risk weights.

44 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Portfolios subject to supervisory risk-weights in the IRB approach

Exposures subject to supervisory risk-weights in the IRB approach include assets categorised as specialised lending, where a regulatory capital 'slotting' approach applies.

Westpac has property finance and project finance credit risk exposures categorised as specialised lending. The 'Credit Risk Management' section of this report describes the mapping of Westpac risk grades to both external rating equivalents and regulatory capital 'slots'.

Property finance

30 September 2021 $m	Risk Weight	Exposure at Default	Regulatory Expected Loss	Risk Weighted Assets[1]
Strong	70%	25,412	102	17,790
Good	90%	27,438	220	24,799
Satisfactory	115%	3,866	108	4,486
Weak	250%	621	50	1,553
Default	NA	600	299	-
Total		57,937	779	48,628

31 March 2021 $m	Risk Weight	Exposure at Default	Regulatory Expected Loss	Risk Weighted Assets[2]
Strong	70%	24,621	98	17,234
Good	90%	25,264	207	22,840
Satisfactory	115%	5,099	143	5,864
Weak	250%	1,195	96	2,987
Default	NA	430	215	-
Total		56,609	759	48,925

30 September 2020 $m	Risk Weight	Exposure at Default	Regulatory Expected Loss	Risk Weighted Assets[2]
Strong	70%	23,604	94	16,523
Good	90%	26,218	251	24,359
Satisfactory	115%	5,224	146	6,008
Weak	250%	1,344	107	3,359
Default	NA	339	170	-
Total		56,729	768	50,249

[1] A new overlay has been introduced in June 2021 which has resulted in $0.1 billion increase in RWA at 30 September 2021.
[2] The above table reflects that at 31 March 2021 and 30 September 2020 Westpac applied an overlay for property finance to take into account facilities where reviews had not been completed. This has resulted in a $0.1 billion increase in RWA at 31 March 2021 and a $0.6 billion increase in RWA at 30 September 2020.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 45

Pillar 3 report
Credit risk exposures

Project and object finance

30 September 2021 $m	Risk Weight	Exposure at Default	Regulatory Expected Loss	Risk Weighted Assets
Strong	70%	7,158	29	5,011
Good	90%	1,242	10	1,118
Satisfactory	115%	275	8	316
Weak	250%	120	10	299
Default	NA	-	-	-
Total		8,795	56	6,744

31 March 2021 $m	Risk Weight	Exposure at Default	Regulatory Expected Loss	Risk Weighted Assets
Strong	70%	6,341	25	4,439
Good	90%	1,521	12	1,369
Satisfactory	115%	303	8	348
Weak	250%	93	7	233
Default	NA	-	-	-
Total		8,258	54	6,389

30 September 2020 $m	Risk Weight	Exposure at Default	Regulatory Expected Loss	Risk Weighted Assets
Strong	70%	6,769	27	4,738
Good	90%	1,183	9	1,065
Satisfactory	115%	751	21	864
Weak	250%	41	3	103
Default	NA	18	9	-
Total		8,762	69	6,770

46 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Portfolios subject to IRB approaches

In the table below Westpac's transaction-managed exposures are classified by the external credit rating. Each external credit rating aligns to one or more internally assigned credit risk grades, as outlined in the 'Credit Risk Management' section of this report. Westpac's internal rating scale has more risk grades than does the external rating scale, and as a result, average PD can vary from portfolio to portfolio for the same external grade. Westpac's program-managed exposures are classified by PD band and the average PD within a band can, likewise, vary from portfolio to portfolio.

For both non-defaulted and defaulted exposures, regulatory expected loss is defined at facility level. For non-defaulted exposures, regulatory expected loss is the product of PD, LGD and EAD while for defaulted exposures, this is the best estimates of loss. Total regulatory expected loss as shown in the table below is the sum of both non-defaulted and defaulted regulatory expected loss and given the difference in methodology, regulatory expected loss reported is not equal to the product of the corresponding reported average PD, average LGD and aggregate EAD.

Corporate portfolio by external credit rating[1]

30 September 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	627	249	876	0.01%	39%	-	71	8%
AA	3,365	2,063	5,402	0.03%	51%	1	800	15%
A	16,818	13,075	29,662	0.07%	52%	10	7,847	26%
BBB	29,734	25,297	54,268	0.23%	48%	59	27,318	50%
BB	25,011	11,677	36,449	1.11%	37%	147	27,271	75%
B	894	137	1,027	4.78%	38%	19	1,331	130%
Other	1,158	316	1,467	23.63%	41%	146	3,413	233%
Subtotal	77,607	52,814	129,151	0.73%	46%	382	68,051	53%
Default	953	132	1,094	NA	54%	543	664	61%
Total	78,560	52,946	130,245	1.57%	46%	925	68,715	53%

31 March 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	56	4	60	0.01%	41%	-	7	12%
AA	3,380	1,884	5,238	0.03%	48%	1	721	14%
A	16,564	12,110	28,566	0.07%	51%	10	7,192	25%
BBB	26,975	24,710	50,951	0.22%	48%	53	24,436	48%
BB	24,581	11,278	35,667	1.13%	37%	151	26,775	75%
B	1,174	157	1,328	4.78%	41%	26	1,787	135%
Other	1,688	412	2,095	23.70%	39%	190	4,383	209%
Subtotal	74,418	50,555	123,905	0.89%	45%	431	65,301	53%
Default	509	154	662	NA	40%	223	785	119%
Total	74,927	50,709	124,567	1.41%	45%	654	66,086	53%

30 September 2020 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	189	-	189	0.01%	50%	-	20	11%
AA	2,424	2,461	4,884	0.03%	52%	1	883	18%
A	15,987	12,099	28,039	0.07%	52%	10	7,463	27%
BBB	29,416	25,139	54,099	0.22%	49%	57	26,466	49%
BB	26,213	11,255	37,328	1.14%	38%	167	28,739	77%
B	1,305	209	1,515	4.78%	41%	30	2,067	136%
Other	2,396	658	3,054	21.07%	39%	249	6,160	202%
Subtotal	77,930	51,821	129,108	0.99%	46%	514	71,798	56%
Default	699	182	880	NA	42%	244	1,868	212%
Total	78,629	52,003	129,988	1.66%	46%	758	73,666	57%

[1] The above table reflects that at 31 March 2021 and 30 September 2020 Westpac applied an overlay for corporate to take into account facilities where reviews had not been completed. The overlay is reassessed as customer reviews are completed. This has resulted in a $0.1 billion increase in RWA at 31 March 2021 and a $0.3 billion increase in RWA at 30 September 2020. The overlay has been removed for September 2021 as all customer reviews are completed.

[2] Outstandings are balances that were drawn down as at the reporting date and include certain off-balance sheet items.

[3] Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 47

Pillar 3 report
Credit risk exposures

Business lending portfolio by external credit rating[1]

30 September 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	-	-	-	-	-	-	-	-
AA	-	-	-	-	-	-	-	-
A	179	68	247	0.08%	42%	-	46	19%
BBB	1,460	548	2,006	0.21%	28%	1	440	22%
BB	34,517	10,984	45,432	1.59%	29%	210	26,264	58%
B	1,333	235	1,569	4.78%	31%	23	1,283	82%
Other	1,511	187	1,697	21.86%	34%	130	2,732	161%
Subtotal	39,000	12,022	50,951	2.30%	29%	364	30,765	60%
Default	1,371	82	1,469	NA	28%	294	1,794	122%
Total	40,371	12,104	52,420	5.04%	29%	658	32,559	62%

31 March 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	-	-	-	-	-	-	-	-
AA	-	-	-	-	-	-	-	-
A	187	89	276	0.08%	43%	-	56	20%
BBB	1,274	574	1,844	0.21%	27%	1	384	21%
BB	34,034	11,292	45,205	1.60%	29%	218	26,031	58%
B	1,569	267	1,836	4.78%	32%	28	1,547	84%
Other	2,410	307	2,716	22.45%	36%	228	4,445	164%
Subtotal	39,474	12,529	51,877	2.75%	30%	475	32,463	63%
Default	1,116	59	1,175	NA	31%	275	1,598	136%
Total	40,590	12,588	53,052	4.90%	30%	750	34,061	64%

30 September 2020 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	-	-	-	-	-	-	-	-
AA	-	-	-	-	-	-	-	-
A	188	74	261	0.08%	42%	-	53	20%
BBB	1,224	625	1,845	0.21%	26%	1	383	21%
BB	36,088	10,955	46,914	1.59%	30%	261	28,799	61%
B	1,384	226	1,612	4.78%	32%	25	1,369	85%
Other	2,569	354	2,924	22.12%	37%	247	4,929	169%
Subtotal	41,453	12,234	53,556	2.75%	30%	534	35,533	66%
Default	952	32	986	NA	34%	275	1,244	126%
Total	42,405	12,266	54,542	4.51%	30%	809	36,777	67%

[1] The above table reflects that at 31 March 2021 and 30 September 2020 Westpac applied an overlay for business lending to take into account facilities where reviews had not been completed. This has resulted in a $0.2 billion increase in RWA at 31 March 2021 and a $0.9 billion increase in RWA at 30 September 2020. The overlay has been removed for September 2021 as all customer reviews are completed.

[2] Outstandings are balances that were drawn down as at the reporting date and include certain off-balance sheet items.

[3] Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

48 | Westpac Group September 2021 Pillar 3 report
Westpac GROUP

Pillar 3 report
Credit risk exposures

Sovereign portfolio by external credit rating

30 September 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	111,781	280	113,947	0.01%	7%	1	1,324	1%
AA	57,360	801	61,655	0.02%	6%	1	1,096	2%
A	363	178	542	0.05%	26%	-	50	9%
BBB	55	10	65	0.22%	40%	-	23	35%
BB	2	27	29	1.47%	23%	-	15	52%
B	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Subtotal	169,561	1,296	176,238	0.01%	7%	2	2,508	1%
Default	-	-	-	NA	-	-	-	-
Total	169,561	1,296	176,238	0.01%	7%	2	2,508	1%

31 March 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	79,518	106	82,215	0.01%	6%	1	1,086	1%
AA	55,760	968	60,446	0.02%	7%	1	1,163	2%
A	295	146	443	0.05%	25%	-	54	12%
BBB	106	10	116	0.22%	35%	-	37	32%
BB	3	14	17	2.30%	35%	-	15	88%
B	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Subtotal	135,682	1,244	143,237	0.01%	7%	2	2,355	2%
Default	-	-	-	NA	-	-	-	-
Total	135,682	1,244	143,237	0.01%	7%	2	2,355	2%

30 September 2020 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	71,383	157	77,107	0.01%	6%	-	1,135	1%
AA	49,201	984	54,057	0.02%	8%	1	1,121	2%
A	352	117	479	0.05%	27%	-	50	10%
BBB	191	7	198	0.20%	33%	-	57	29%
BB	5	11	16	2.23%	33%	-	13	81%
B	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Subtotal	121,132	1,276	131,857	0.01%	7%	1	2,376	2%
Default	-	-	-	NA	-	-	-	-
Total	121,132	1,276	131,857	0.01%	7%	1	2,376	2%

[1] Outstandings are balances that were drawn down as at the reporting date and include certain off-balance sheet items.
[2] Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 49

Pillar 3 report
Credit risk exposures

Bank portfolio by external credit rating

30 September 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	2,443	-	2,486	0.01%	11%	-	90	4%
AA	6,693	120	6,782	0.03%	60%	1	1,358	20%
A	10,003	471	10,270	0.05%	58%	3	2,611	25%
BBB	1,464	330	1,713	0.19%	59%	2	1,011	59%
BB	14	17	31	0.80%	61%	-	30	97%
B	-	-	-	-	-	-	-	-
Other	1	-	1	23.74%	60%	-	4	400%
Subtotal	20,618	938	21,283	0.05%	53%	6	5,104	24%
Default	-	-	-	NA	-	-	-	-
Total	20,618	938	21,283	0.05%	53%	6	5,104	24%

31 March 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	2,413	-	2,463	0.01%	11%	-	101	4%
AA	9,013	211	9,258	0.03%	59%	2	1,903	21%
A	9,297	576	9,690	0.05%	58%	3	2,522	26%
BBB	1,745	302	1,962	0.19%	60%	2	1,150	59%
BB	15	17	30	0.92%	57%	-	28	90%
B	-	-	-	-	-	-	-	-
Other	1	-	1	22.50%	60%	-	4	400%
Subtotal	22,484	1,106	23,404	0.05%	54%	7	5,708	24%
Default	-	-	-	NA	-	-	-	-
Total	22,484	1,106	23,404	0.05%	54%	7	5,708	24%

30 September 2020 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
AAA	2,324	-	2,351	0.01%	10%	-	90	4%
AA	7,917	152	8,078	0.03%	59%	1	1,543	19%
A	10,391	490	10,731	0.05%	58%	4	2,708	25%
BBB	1,884	243	2,048	0.19%	59%	2	1,263	62%
BB	17	17	34	0.74%	53%	-	29	85%
B	-	-	-	-	-	-	-	-
Other	2	-	2	18.77%	60%	-	7	350%
Subtotal	22,535	902	23,244	0.05%	54%	7	5,640	24%
Default	-	-	-	NA	-	-	-	-
Total	22,535	902	23,244	0.05%	54%	7	5,640	24%

[1] Outstandings are balances that were drawn down as at the reporting date and include certain off-balance sheet items.
[2] Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

50 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Residential mortgages portfolio by PD band[1]

30 September 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	143,428	44,117	185,777	0.06%	20%	23	11,042	6%
0.10 to 0.25	77,959	15,059	92,334	0.22%	20%	40	13,932	15%
0.25 to 1.0	213,790	23,049	232,515	0.56%	20%	259	61,105	26%
1.0 to 2.5	35,221	3,738	37,974	1.43%	21%	113	18,819	50%
2.5 to 10.0	12,134	628	12,449	4.60%	20%	116	11,875	95%
10.0 to 99.99	15,507	246	15,720	27.59%	20%	504	21,687	138%
Subtotal	498,039	86,837	576,769	1.23%	20%	1,055	138,460	24%
Default	5,356	29	5,367	NA	20%	582	7,074	132%
Total	503,395	86,866	582,136	2.14%	20%	1,637	145,534	25%

31 March 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	143,271	42,989	184,454	0.06%	20%	23	10,643	6%
0.10 to 0.25	75,814	14,566	89,695	0.22%	20%	39	13,149	15%
0.25 to 1.0	199,560	22,352	217,749	0.56%	20%	244	55,617	26%
1.0 to 2.5	35,525	3,779	38,296	1.44%	21%	115	18,110	47%
2.5 to 10.0	13,032	624	13,351	4.62%	20%	126	12,276	92%
10.0 to 99.99	13,467	235	13,656	21.18%	20%	579	18,956	139%
Subtotal	480,669	84,545	557,201	1.00%	20%	1,126	128,751	23%
Default	5,586	28	5,597	NA	20%	793	5,187	93%
Total	486,255	84,573	562,798	1.99%	20%	1,919	133,938	24%

30 September 2020 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	143,626	42,300	184,084	0.06%	20%	23	10,339	6%
0.10 to 0.25	72,665	11,777	83,738	0.22%	20%	36	11,936	14%
0.25 to 1.0	192,438	19,166	207,435	0.57%	20%	235	51,848	25%
1.0 to 2.5	37,467	3,583	39,993	1.43%	21%	120	18,368	46%
2.5 to 10.0	15,125	668	15,470	4.52%	20%	143	13,657	88%
10.0 to 99.99	11,794	232	11,968	19.93%	20%	476	16,328	136%
Subtotal	473,115	77,726	542,688	0.95%	20%	1,033	122,476	23%
Default	7,430	30	7,445	NA	20%	933	8,311	112%
Total	480,545	77,756	550,133	2.29%	20%	1,966	130,787	24%

[1] The above table reflects that at 31 March 2021 Westpac applied a floor of 23.8% to its mortgage risk weights to offset the temporary positive effects of COVID-19 stimulus and support measures on customer account behaviours. The floor was subsequently increased to 25% in June 2021. The 23.8% floor resulted in a $3.7 billion increase in mortgage RWA for March 2021. The 25% floor resulted in a $8.8 billion increase in mortgage RWA for September 2021.

[2] Outstandings are balances that were drawn down as at the reporting date.

[3] Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 51

Pillar 3 report
Credit risk exposures

Australian credit cards portfolio by PD band[1]

30 September 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	1,582	9,805	7,647	0.05%	71%	2	177	2%
0.10 to 0.25	931	3,670	2,894	0.16%	73%	3	199	7%
0.25 to 1.0	942	1,148	1,649	0.47%	74%	6	276	17%
1.0 to 2.5	1,097	810	1,657	1.56%	74%	19	687	41%
2.5 to 10.0	964	335	1,158	4.43%	73%	37	963	83%
10.0 to 99.99	297	78	310	28.63%	70%	64	1,404	453%
Subtotal	5,813	15,846	15,315	1.19%	72%	131	3,706	24%
Default	79	14	79	NA	71%	36	295	373%
Total	5,892	15,860	15,394	1.70%	72%	167	4,001	26%

31 March 2021 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	1,730	9,636	7,739	0.05%	70%	3	180	2%
0.10 to 0.25	1,058	3,929	3,219	0.16%	73%	4	221	7%
0.25 to 1.0	1,047	1,193	1,792	0.47%	74%	6	300	17%
1.0 to 2.5	1,233	867	1,843	1.56%	74%	21	765	42%
2.5 to 10.0	1,158	376	1,384	4.53%	73%	46	1,173	85%
10.0 to 99.99	370	89	388	26.90%	71%	74	1,344	346%
Subtotal	6,596	16,090	16,365	1.30%	72%	154	3,983	24%
Default	94	14	94	NA	71%	48	296	315%
Total	6,690	16,104	16,459	1.87%	72%	202	4,279	26%

30 September 2020 $m	Outstandings[2]	Committed Undrawn[3]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	1,596	9,952	7,755	0.05%	70%	3	181	2%
0.10 to 0.25	987	4,388	3,400	0.16%	73%	4	233	7%
0.25 to 1.0	1,024	1,367	1,871	0.45%	73%	7	307	16%
1.0 to 2.5	1,826	1,103	2,529	1.67%	74%	31	1,099	43%
2.5 to 10.0	725	211	850	6.18%	73%	38	895	105%
10.0 to 99.99	424	99	446	26.52%	70%	83	1,401	314%
Subtotal	6,582	17,120	16,851	1.37%	72%	166	4,116	24%
Default	93	16	93	NA	71%	48	289	311%
Total	6,675	17,136	16,944	1.91%	72%	214	4,405	26%

[1] The above table reflects that at 30 September 2021, 31 March 2021 and 30 September 2020 Westpac applied a floor of 26% to its Australian Credit Cards risk weights. This has resulted in a $0.6 billion increase in RWA at 30 September 2021, 31 March 2021 and 30 September 2020.

[2] Outstandings are balances that were drawn down as at the reporting date.

[3] Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

52 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Other retail portfolio by PD band

30 September 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	208	992	809	0.05%	47%	-	61	8%
0.10 to 0.25	311	1,260	1,130	0.20%	59%	2	289	26%
0.25 to 1.0	2,956	990	3,785	0.65%	58%	14	1,892	50%
1.0 to 2.5	2,152	814	2,775	1.63%	67%	33	2,348	85%
2.5 to 10.0	1,829	233	2,016	4.74%	69%	71	2,171	108%
10.0 to 99.99	712	43	765	25.87%	66%	138	1,130	148%
Subtotal	8,168	4,332	11,280	3.24%	62%	258	7,891	70%
Default	235	10	238	NA	68%	136	381	160%
Total	8,403	4,342	11,518	5.24%	62%	394	8,272	72%

31 March 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	224	911	781	0.05%	47%	-	59	8%
0.10 to 0.25	335	1,202	1,128	0.20%	59%	2	288	26%
0.25 to 1.0	3,186	1,002	4,035	0.66%	58%	15	2,024	50%
1.0 to 2.5	2,458	830	3,109	1.63%	66%	35	2,613	84%
2.5 to 10.0	2,108	291	2,359	4.79%	70%	85	2,555	108%
10.0 to 99.99	838	46	897	26.05%	67%	164	1,347	150%
Subtotal	9,149	4,282	12,309	3.47%	63%	301	8,886	72%
Default	267	11	270	NA	67%	158	380	141%
Total	9,416	4,293	12,579	5.54%	63%	459	9,266	74%

30 September 2020 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	217	878	750	0.05%	47%	-	57	8%
0.10 to 0.25	339	1,263	1,177	0.20%	60%	3	306	26%
0.25 to 1.0	3,301	1,080	4,210	0.66%	59%	16	2,121	50%
1.0 to 2.5	2,690	904	3,386	1.63%	66%	39	2,854	84%
2.5 to 10.0	2,329	320	2,603	4.78%	69%	92	2,822	108%
10.0 to 99.99	968	52	1,032	27.02%	67%	191	1,582	153%
Subtotal	9,844	4,497	13,158	3.72%	63%	341	9,742	74%
Default	310	10	313	NA	66%	181	432	138%
Total	10,154	4,507	13,471	5.95%	63%	522	10,174	76%

[1] Outstandings are balances that were drawn down as at the reporting date.
[2] Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 53

Pillar 3 report
Credit risk exposures

Small business portfolio by PD band

30 September 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	212	389	423	0.07%	51%	-	46	11%
0.10 to 0.25	148	199	337	0.19%	21%	-	28	8%
0.25 to 1.0	5,822	3,638	9,367	0.46%	29%	13	2,008	21%
1.0 to 2.5	13,763	1,817	15,564	1.61%	38%	94	7,911	51%
2.5 to 10.0	2,294	283	2,577	5.05%	34%	47	1,730	67%
10.0 to 99.99	1,670	95	1,767	30.64%	36%	194	1,990	113%
Subtotal	23,909	6,421	30,035	3.22%	35%	348	13,713	46%
Default	830	46	842	NA	33%	196	1,474	175%
Total	24,739	6,467	30,877	5.85%	35%	544	15,187	49%

31 March 2021 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	222	378	430	0.07%	51%	-	46	11%
0.10 to 0.25	148	206	346	0.19%	21%	-	29	8%
0.25 to 1.0	5,969	3,721	9,600	0.46%	29%	13	2,008	21%
1.0 to 2.5	13,940	1,908	15,808	1.63%	38%	96	7,982	50%
2.5 to 10.0	2,561	282	2,844	5.09%	35%	53	1,909	67%
10.0 to 99.99	1,837	82	1,921	29.07%	38%	211	2,168	113%
Subtotal	24,677	6,577	30,949	3.25%	35%	373	14,142	46%
Default	982	36	992	NA	36%	240	1,955	197%
Total	25,659	6,613	31,941	6.26%	35%	613	16,097	50%

30 September 2020 $m	Outstandings[1]	Committed Undrawn[2]	Exposure at Default	Probability of Default	Loss Given Default	Regulatory Expected Loss	Risk Weighted Assets	Average Risk Weight
0.0 to 0.10	222	395	431	0.07%	51%	-	46	11%
0.10 to 0.25	125	192	310	0.19%	21%	-	27	9%
0.25 to 1.0	6,041	3,723	9,667	0.47%	29%	13	2,024	21%
1.0 to 2.5	14,216	1,976	16,145	1.63%	39%	100	8,195	51%
2.5 to 10.0	2,936	332	3,270	5.09%	35%	61	2,198	67%
10.0 to 99.99	1,573	78	1,652	28.10%	38%	176	1,864	113%
Subtotal	25,113	6,696	31,475	2.99%	35%	350	14,354	46%
Default	1,273	29	1,283	NA	39%	335	2,623	204%
Total	26,386	6,725	32,758	6.79%	36%	685	16,977	52%

1 Outstandings are balances that were drawn down as at the reporting date and include certain off-balance sheet items.
2 Committed undrawn balances are committed exposures that were not drawn down as at the reporting date.

54 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

Credit Quality

Actual losses

30 September 2021 $m	Write-offs direct	Legal and recovery costs	Write-offs from provisions[1]	Recoveries	Actual Losses for the 6 months ended
Corporate	-	-	67	-	67
Business lending	69	1	37	(16)	91
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	14	-	59	(2)	71
Australian credit cards	228	-	-	(92)	136
Other retail	263	7	-	(124)	146
Small business	26	2	56	(2)	82
Specialised lending	1	3	3	(6)	1
Securitisation	-	-	-	-	-
Standardised	-	-	-	-	-
Total	601	13	222	(242)	594

31 March 2020 $m	Write-offs direct	Legal and recovery costs	Write-offs from provisions[1]	Recoveries	Actual Losses for the 6 months ended
Corporate	-	-	56	-	56
Business lending	30	-	3	(8)	25
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	8	-	37	(1)	44
Australian credit cards	121	-	-	(50)	71
Other retail	142	4	-	(68)	78
Small business	10	1	14	(1)	24
Specialised lending	-	2	3	(4)	1
Securitisation	-	-	-	-	-
Standardised	-	-	-	-	-
Total	311	7	113	(132)	299

30 September 2020 $m	Write-offs direct	Legal and recovery costs	Write-offs from provisions[1]	Recoveries	Actual Losses for the 12 months ended
Corporate	-	-	101	(6)	95
Business lending	44	2	34	(9)	71
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	18	-	108	(1)	125
Australian credit cards	392	-	-	(60)	332
Other retail	373	10	-	(108)	275
Small business	27	2	48	(3)	74
Specialised lending	1	4	4	(6)	3
Securitisation	-	-	-	-	-
Standardised	2	-	-	-	2
Total	857	18	295	(193)	977

[1] Write-offs from individually assessed provisions.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 55

Pillar 3 report
Credit risk exposures

Regulatory loss estimates and actual losses

The table below compares regulatory credit risk estimates used in the calculation of risk weighted assets to the average of actual outcomes observed since the time of Advanced IRB accreditation for each portfolio.

Predicted parameters represent average internally predicted long-run probabilities of default for non-defaulted obligors at the start of each year, as well as downturn estimates of loss (or the regulatory minimum where required). They are averaged using data from the financial years beginning at the time of Advanced IRB accreditation (2008 for most portfolios) and compared to observed outcomes over the same period[1].

Predicted parameters are reviewed annually utilising observed outcomes from prior periods as a key input.

Default rates

At the start of each year, a predicted default probability is assigned to all non-defaulted obligors. This is averaged over the portfolio for the period since IRB accreditation and reported as the predicted default rate. The actual default rate reflects the fraction of obligors who start the year not in default but default during the one year period. The observed annual default rates are averaged over the period since IRB accreditation.

Loss Given Default (LGD)

The LGD analysis excludes recent defaults in order to allow sufficient time for the full workout of the facility and hence an accurate LGD to be determined. The workout period varies by portfolio: a two year workout period is assumed for transaction-managed and residential mortgage lending; and a one year period for other program-managed portfolios.

Exposure at Default (EAD)

The EAD variance compares the observed EAD to the predicted EAD up to one year prior to default. For transaction-managed portfolios, predicted EAD is currently mandated to be 100% of committed exposures. The observed EAD is averaged for all obligors that defaulted over the observation period.

30 September 2021	Regulatory	Default rate		Loss Given Default		Observed EAD variance to
$m	Expected Loss[2]	Predicted	Observed	Predicted	Observed	Predicted[3]
Corporate	925	2.22%	0.83%	46%	30%	(23%)
Business lending	658	2.27%	1.49%	35%	18%	(14%)
Sovereign	2	0.13%	-	-	-	-
Bank	6	0.42%	0.11%	-	-	-
Residential mortgages	1,637	0.72%	0.62%	20%	1%	(1%)
Australian credit cards	167	1.68%	1.58%	74%	58%	(2%)
Other retail	394	4.75%	3.63%	68%	42%	(7%)
Small business	544	3.79%	2.95%	39%	8%	(8%)
Specialised lending	835	NA	1.96%	N/A	19%	(10%)
Securitisation	-	NA	NA	NA	NA	NA
Standardised	-	NA	NA	NA	NA	NA
Total	5,168					

[1] Predicted parameters are not available for specialised lending, securitisation or standardised exposures because risk weights for these portfolios do not rely on credit estimates and are shown as NA in the tables above.

[2] Includes regulatory expected losses for defaulted and non-defaulted exposures.

[3] A negative outcome indicates observed EAD was lower than predicted EAD, which can happen because exposures were managed down prior to default or off-balance sheet items or undrawn limits were not fully drawn prior to default.

56 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Credit risk exposures

31 March 2021 $m	Regulatory Expected Loss[1]	Default rate Predicted	 Observed	Loss Given Default Predicted	 Observed	Observed EAD variance to Predicted[2]
Corporate	654	2.26%	0.93%	47%	35%	(23%)
Business lending	750	2.25%	1.65%	35%	16%	(13%)
Sovereign	2	0.22%	-	-	-	-
Bank	7	0.42%	0.12%	-	-	-
Residential mortgages	1,919	0.70%	0.59%	20%	1%	(1%)
Australian credit cards	202	1.69%	1.61%	75%	59%	(2%)
Other retail	459	4.75%	3.65%	68%	43%	(7%)
Small business	613	3.61%	2.67%	38%	9%	(10%)
Specialised lending	813	NA	2.13%	NA	20%	(9%)
Securitisation	-	NA	NA	NA	NA	NA
Standardised	-	NA	NA	NA	NA	NA
Total	5,419					

30 September 2020 $m	Regulatory Expected Loss[1]	Default rate Predicted	 Observed	Loss Given Default Predicted	 Observed	Observed EAD variance to Predicted[2]
Corporate	758	2.25%	0.92%	47%	35%	(23%)
Business lending	809	2.24%	1.54%	35%	17%	(13%)
Sovereign	1	0.23%	-	-	-	-
Bank	7	0.43%	0.13%	-	-	-
Residential mortgages	1,966	0.68%	0.54%	20%	1%	(1%)
Australian credit cards	214	1.70%	1.63%	75%	59%	(2%)
Other retail	522	4.79%	3.71%	69%	44%	(7%)
Small business	685	3.55%	2.52%	38%	11%	(9%)
Specialised lending	837	NA	1.90%	NA	20%	(9%)
Securitisation	-	NA	NA	NA	NA	NA
Standardised	-	NA	NA	NA	NA	NA
Total	5,799					

[1] Includes regulatory expected losses for defaulted and non-defaulted exposures
[2] A negative outcome indicates observed EAD was lower than predicted EAD, which can happen because exposures were managed down prior to default or off-balance sheet items or undrawn limits were not fully drawn prior to default.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 57

Pillar 3 report Credit risk mitigation 58 | Westpac Group September 2021 Pillar 3 report This section describes the way in which Westpac reduces its credit risk by using financial collateral, guarantees or credit derivatives for the Corporate, Sovereign and Bank asset classes. Approach Westpac recognises credit risk mitigation only when formal legal documentation is held that establishes Westpac’s direct, irrevocable and unconditional recourse to the collateral or to an unrelated credit risk mitigation provider. Minimum standards for recognising credit risk mitigation are set out in Westpac's credit rules and policies. All proposals for recognising risk mitigation require approval by an authorised credit officer. Authorised credit officer approval is also required for existing risk mitigation to be discontinued or withdrawn. The amount of credit risk mitigation recognised is the face value of the mitigation instrument, adjusted by the application of discounts for any maturity and/or currency mismatch with the underlying obligation, so that a discounted amount is recognised when calculating the residual exposure after mitigation. For regulatory capital purposes: exposures secured by eligible financial collateral, either cash or certain government or semi-government securities, or where protection is bought via credit linked notes, provided proceeds are invested in eligible financial collateral, are included at the gross value, with risk weighted assets for the portion thus secured calculated by applying a 5% LGD1; exposures mitigated by eligible guarantees, standby letters of credit or similar instruments, where Westpac has direct recourse to an unrelated third party, or credit protection bought via credit default swaps where Westpac is entitled to recover either full principal or credit losses on occurrence of defined credit events, are treated under double default rules where the protection provider is rated A-/A3 or better. The GCCO has the authority to approve exceptions to the A-/A3 minimum; and exposures mitigated by guarantees, letters of credit, credit default swaps or similar instruments, which are not eligible for double default treatment are treated under the substitution approach. When Westpac uses credit risk mitigation techniques to reduce counterparty exposure, limits are applied to both gross (i.e. pre-mitigation) and net exposure. Furthermore, exposure is recorded against the provider of any credit risk mitigation and a limit framework prevents excessive concentration to such counterparties. Netting Risk reduction by way of current account set-offs is recognised for exposures to creditworthy customers domiciled in Australia and New Zealand only. Customers are required to enter into formal agreements giving Westpac the unfettered right to set-off gross credit and debit balances in their nominated accounts to determine Westpac’s net exposure within each of these two jurisdictions. Cross-border set-offs are not permitted. Close-out netting is undertaken for off-balance sheet financial market transactions with counterparties with whom Westpac has entered into master netting agreements which allow such netting in specified jurisdictions. Close-out netting effectively aggregates pre-settlement risk exposure at time of default, thus reducing overall exposure. Collateral valuation and management Westpac revalues financial markets and associated collateral positions on a daily basis to monitor the net risk position, and has formal processes in place so that calls for collateral top-up or exposure reduction are made promptly. An independent operational unit has responsibility for monitoring these positions. The collateralisation arrangements are documented via the Credit Support Annex of the International Swaps and Derivatives Association (ISDA) master agreement for derivatives transactions and Global Master Repurchase Agreement (GMRA) for repurchase transactions and Clearing Agreements for cleared trades. 1 Excludes collateralised derivative transactions.

Pillar 3 report
Credit risk mitigation

Total exposure covered by collateral, credit derivatives and guarantees

30 September 2021 $m	Total before mitigation	Impact of credit mitigation[1]	Total after mitigation	Total exposure for which some credit risk is mitigated	Credit Risk Mitigants Eligible Financial Collateral	Covered by Guarantees	Covered by Credit Derivatives
Corporate	130,966	(721)	130,245	4,464	1,283	456	10
Sovereign	176,303	(65)	176,238	596	65	116	-
Bank	22,443	(1,160)	21,283	7,233	1,160	-	-
Standardised	16,679	-	16,679	3,046	-	-	-
Total	346,391	(1,946)	344,445	15,339	2,508	572	10

31 March 2021 $m	Total before mitigation	Impact of credit mitigation[1]	Total after mitigation	Total exposure for which some credit risk is mitigated	Credit Risk Mitigants Eligible Financial Collateral	Covered by Guarantees	Covered by Credit Derivatives
Corporate	124,955	(388)	124,567	3,642	902	436	-
Sovereign	143,292	(55)	143,237	712	56	120	-
Bank	24,899	(1,495)	23,404	7,991	1,495	-	-
Standardised	15,300	-	15,300	1,794	-	-	-
Total	308,446	(1,938)	306,508	14,139	2,453	556	-

30 September 2020 $m	Total before mitigation	Impact of credit mitigation[1]	Total after mitigation	Total exposure for which some credit risk is mitigated	Credit Risk Mitigants Eligible Financial Collateral	Covered by Guarantees	Covered by Credit Derivatives
Corporate	130,473	(485)	129,988	4,357	1,879	295	-
Sovereign	132,020	(163)	131,857	757	164	79	-
Bank	24,458	(1,214)	23,244	7,981	1,214	-	-
Standardised	16,993	-	16,993	2,797	-	-	-
Total	303,944	(1,862)	302,082	15,892	3,257	374	-

[1] Impact of credit mitigation under the substitution approach.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 59

Pillar 3 report Counterparty credit risk 60 | Westpac Group September 2021 Pillar 3 report This section describes Westpac’s exposure to credit risk arising from derivative and treasury products. Approach Westpac actively assesses and manages the derivative and treasury credit risk (known collectively as counterparty credit risk) arising from its derivatives business. Westpac’s process for managing counterparty credit risk is based on its assessment of the potential future credit risk Westpac is exposed to when dealing in derivatives products and securities financing transactions. Westpac quantifies this risk through a daily simulation of future market price and rate shocks and converts the effect of these shocks on the mark-to-market value of Westpac’s positions to a credit exposure using Westpac’s Derivative Risk Equivalent (DRE) methodology. Exposures are loaded into Westpac’s credit limit management system where they are checked against pre-settlement risk limits that are set at the counterparty level. Limit excesses are reported to credit managers and actioned within strict timeframes. Structure and organisation The Financial Markets Credit management team is charged with managing the counterparty credit exposure arising from derivatives and treasury products. Market related credit risk There are two components to the regulatory capital requirements for credit risk arising from derivative products: capital to absorb losses arising from the default of derivative counterparties; and capital to absorb losses arising from mark-to-market valuation movements resulting from changes in the credit quality of derivative counterparties. These valuation movements are referred to as credit valuation adjustments (CVA) and this risk is sometimes labelled as CVA risk. Westpac refers to this requirement as mark-to-market related credit risk. Risk mitigation Mitigation is achieved in a number of ways: the limit system monitors for excesses of the pre-defined limits, with any excesses being notified to authorised credit officers; Westpac has netting agreements with counterparties to allow the exposure across a portfolio of trades with the same counterparty to be netted; Westpac has collateral agreements with its largest counterparties. The market value of the counterparty’s portfolio is used to recalculate the credit position at each end of day, with collateral being called for when certain pre-set limits are met or exceeded. Westpac exchanges Initial Margin with eligible counterparties for eligible products as protection against potential future exposure to changes in market value; Westpac has initial margin agreements with qualifying counterparties subject to relevant international regulations. The exchange of initial margin for eligible products covers the potential future exposure that could arise from changes in the market value of derivative transactions over the close-out period in the event of a counterparty default; credit derivatives are used to mitigate credit exposure against certain counterparties; and regular marking to market and settling of the foreign exchange components of foreign exchange reset contracts. Counterparty derivative exposures and limits The risk management methodology for counterparty derivatives exposures is similar to the credit methodology for transaction-managed loans. The main difference is in the estimation of the exposure for derivatives which is based on the DRE methodology. DRE is a credit exposure measure for derivative trades which is calibrated to a ‘loan- equivalent’ exposure. Counterparty credit limits are approved on an uncommitted and unadvised basis by authorised credit officers. This follows an evaluation of each counterparty’s credit worthiness and establishing an agreed credit risk appetite for the nature and extent of prospective business.

Pillar 3 report
Counterparty credit risk

Wrong-way risk exposures

Westpac defines wrong-way risk as exposure to a counterparty which is adversely correlated with the credit quality of that counterparty. With respect to credit derivatives, wrong-way risk refers to credit protection purchased from a counterparty highly correlated to the reference obligation.

Wrong-way risk exposures using credit derivatives are controlled by only buying protection from highly rated counterparties. These transactions are assessed by an authorised credit officer who has the right to decline any transaction where they feel there is an unacceptably high correlation between the ability to perform under the trade and the performance of the underlying counterparty.

Consequences of a downgrade in Westpac's credit rating

A downgrade in Westpac's credit rating can have an impact on Westpac's collateral agreements. Where an outright threshold and minimum transfer amount are agreed, there will not be any impact on the amount of collateral posted by Westpac in the event of a credit rating downgrade. Where the threshold and minimum transfer amount are tiered according to credit rating, the impact of Westpac being downgraded below its current credit rating would be: for a one notch downgrade, postings of $69 million; while for a two notch downgrade, postings would be $86 million[1].

Counterparty credit risk summary

$m	30 September 2021	31 March 2021	30 September 2020
Gross positive fair value	20,563	23,141	24,320
Netting and collateral benefits	(13,043)	(14,978)	(16,086)
including cash collateral held	861	875	1,850
Replacement cost	7,520	8,163	8,234
Potential future exposure	9,930	9,853	9,613
Impact of scaling factor of 1.4 and incurred credit value adjustment	6,863	7,036	6,923
Net derivatives credit exposure under SA-CCR	24,313	25,052	24,770
Exposure type			
Interest rate contracts	8,940	8,930	10,320
Foreign exchange contracts	14,495	15,590	13,772
Equity contracts	1	5	5
Credit derivatives	7	5	8
Commodity contracts	870	521	665
Other	-	-	1
Total	24,313	25,052	24,770

Credit derivative transactions that create exposures to counterparty credit risk

30 September 2021	Westpac Portfolio		Intermediation activities	
Credit derivatives products used ($m)	Bought	Sold	Bought	Sold
Credit Default Swaps	-	7	-	-
Total Return Swaps	-	-	-	-
Credit options	-	-	-	-
Credit linked notes	-	-	-	-
Collateralised Loan Obligations	-	-	-	-
Other	-	-	-	-
Total	-	7	-	-

31 March 2021	Westpac Portfolio		Intermediation activities	
Credit derivatives products used ($m)	Bought	Sold	Bought	Sold
Credit Default Swaps	-	5	-	-
Total Return Swaps	-	-	-	-
Credit options	-	-	-	-
Credit linked notes	-	-	-	-
Collateralised Loan Obligations	-	-	-	-
Other	-	-	-	-
Total	-	5	-	-

[1] Credit rating downgrade postings are cumulative.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 61

Pillar 3 report Counterparty credit risk 62 | Westpac Group September 2021 Pillar 3 report 30 September 2020 Westpac Portfolio Intermediation activities Credit derivatives products used ($m) Bought Sold Bought Sold Credit Default Swaps - 8 - - Total Return Swaps - - - - Credit options - - - - Credit linked notes - - - - Collateralised Loan Obligations - - - - Other - - - - Total - 8 - -

Pillar 3 report
Securitisation

A securitisation is a financial structure where the cash flow from a pool of assets is used to service obligations to at least two different tranches or classes of creditors (typically holders of debt securities), with each class or tranche reflecting a different degree of credit risk (i.e. one class of creditors is entitled to receive payments from the pool before another class of creditors).

Securitisation transactions are generally grouped into two broad categories:

- traditional or true sale securitisations, which involve the transfer of ownership of the underlying asset pool to a third party; and
- synthetic transactions, where the ownership of the pool remains with the originator and only the credit risk of the pool is transferred to a third party, using credit derivatives or guarantees.

Covered bond transactions, in which bonds issued by Westpac are guaranteed by assets held in a special purpose vehicle, are not considered to be securitisation transactions.

Approach

Westpac's involvement in securitisation activities ranges from a seller of its own assets to an investor in third-party transactions and includes the arranging of transactions, the provision of securitisation services and the provision of funding for clients, including clients requiring access to capital markets.

Securitisation of Westpac originated assets - Securitisation is a funding, liquidity and capital management tool. It allows Westpac the ability to liquefy a pool of assets and increase Westpac's wholesale funding capacity. Westpac may provide arm's length facilities to the securitisation vehicles. The facilities entered into typically include the provision of liquidity, funding, underwriting and derivative contracts.

Westpac has entered into on balance sheet securitisation transactions whereby loans originated by Westpac are transformed into stocks of saleable mortgage backed securities and held in the originating bank's liquid asset portfolio. These 'self securitisations' do not change risk weighted assets[1]. No securitisation transactions for Westpac originated assets are classified as a resecuritisation.

Securitisation in the management of Westpac's credit portfolio - Westpac uses securitisation, including portfolio credit default swaps, to manage its corporate and institutional loan and counterparty credit risk portfolios. Single name credit default swaps are not treated as securitisations but as credit risk mitigation facilities. Transactions are entered into to manage counterparty credit risk or concentration risks.

Provision of securitisation services, including funding and arranging asset backed bond issues – Westpac provides services to clients wishing to access asset-backed financing through securitisation. Those services include the provision of warehouse and term funding of securitised assets and arranging asset backed bond issues.

Securitisation facilities provided by Westpac include resecuritisation exposures which are securitisation exposures in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is itself a securitisation exposure. Westpac also buys and sells securitisation exposures in the secondary market to facilitate portfolio management activity by its institutional customers who hold asset backed bonds.

Westpac's role in the securitisation process

Securitisation activity	Role played by Westpac	
Securitisation of Westpac originated assets	• Arranger	• Note holder
	• Asset originator	• Trust manager
	• Bond distributor	• Swap provider
	• Facility provider	• Servicer
Securitisation in the management of Westpac's credit portfolio	• Hedger - protection purchaser	
	• Investor - protection seller	
	• Investor - purchaser of securitisation exposures	

[1] The credit exposures of the underlying loans are measured in accordance with APS113.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 63

Pillar 3 report Securitisation 64 | Westpac Group September 2021 Pillar 3 report Provision of securitisation services including funding and arranging asset backed bond issues Arranger Bond distributor Credit enhancement provider Funder Liquidity facility provider Swap counterparty servicer Market maker and broker for distributed bonds Key Objectives Securitisation of Westpac originated assets - The securitisation of Westpac's own assets provides funding diversity, and is a core tool of liquidity management. Securitisation in the management of Westpac’s credit portfolio - Westpac acts as principal in transactions and will buy and sell protection in order to meet its portfolio management objectives. Westpac also purchases securitisation exposures in order to earn income. All securitisation activity must follow Westpac’s credit policies and approval processes. Provision of securitisation services including funding and arranging asset backed bond issues - Westpac receives market-based fees in return for its services as servicer, swap counterparty, arranger and facility provider and program fees, interest margins and bond distribution fees on warehouse and term funding facilities. Westpac facilitates portfolio management activity by its institutional customers by buying and selling securitisation exposures in the secondary market and is compensated through an interest margin and bid-offer spread on the transactions. Structure and organisation Securitisation of Westpac originated assets - Westpac’s Treasury operations are responsible for all Westpac originated securitisation activity including funding, liquidity and capital management. Securitisation in the management of Westpac’s credit portfolio - Westpac’s exposure arising from securitisation, including portfolio hedging, is managed by Westpac Institutional Bank (WIB) and integrated within Westpac’s standard risk reporting and management systems. Provision of securitisation services including funding and arranging asset backed bond issues - These services are provided by WIB and include the provision of liquidity, credit enhancement, funding and derivative facilities, servicer and arranger services, and market-making and broking of asset-backed bonds. Risk reporting Credit exposure - Funding, liquidity, credit enhancement and redraw facilities, swap arrangements and counterparty exposures are captured and monitored in key source systems along with other facilities/derivatives entered into by Westpac. Operational risk exposure - The operational risk review process for Westpac includes the identification of risks, controls and key performance indicators in relation to all securitisation activity and services provided by Westpac or any of its subsidiaries. Market risk exposure - Exposures arising from transactions with the securitisation conduit and other counterparties are captured as part of Westpac’s traded and non-traded market risk reporting and limit management framework. Liquidity risk exposure - Exposure to, and the impact of, securitisation transactions are managed under the Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The annual funding plan incorporates consideration of overall liquidity risk limits and the securitisation of Westpac originated assets. Risk mitigation Securitisation of Westpac originated assets - The interest rate and basis risks generated by Westpac’s hedging arrangements to each securitisation trust are captured and managed within Westpac’s asset and liability management framework. The liquidity risk generated by Westpac’s liquidity and redraw facilities to each securitisation trust is captured and managed in accordance with Westpac’s liquidity management policies along with all other contingent liquidity facilities. Securitisation in the management of Westpac’s credit portfolio - Transactions are approved in accordance with Westpac’s credit risk mitigation approach (see pages 58 and 59).

Pillar 3 report Securitisation Westpac Group September 2021 Pillar 3 report | 65 Provision of securitisation services including funding and arranging asset backed bond issues - All securitisation transactions are approved within the context of a securitisation credit policy that sets detailed transaction-specific guidelines that regulate servicer counterparty risk appetite, transaction tenor, asset class, third party credit support and portfolio quality. This policy is applied in conjunction with other credit and market risk policies that governs the provision of derivative and other services that support securitisation transactions. In particular, credit hedging transactions are subject to Westpac’s credit risk mitigation approach (see pages 58 and 59). Any interest rate or currency hedging is subject to counterparty credit risk management (see pages 60 and 61) and market risk management (see pages 73 and 74) policies and processes. Regulatory capital approaches The regulatory capital treatment of all securitisation exposures is measured in accordance with APS120. APS120 specifies that securitisation exposures held in the trading book are subject to the requirements of Prudential Standard APS 116 Capital Adequacy: Market Risk. Under APS120 the approaches employed include the External Rating Based Approach (ERBA) and the Supervisory Formula Approach (SFA). Under the ERBA, APRA provides risk-weights that are matched to external credit ratings and takes into account tranche maturity and tranche thickness. The SFA applicable to unrated exposures dynamically looks at the type and performance of underlying asset pools funded by the securitisation exposure as well as the structural features of the transaction to determine capital requirements. The Internal Assessment Approach (IAA) is not permitted under APS120. Securitisation of Westpac originated assets - The assets sold by Westpac to a securitisation trust are excluded from Westpac’s calculation of credit risk weighted assets if capital relief is sought and the requirements of APS120 are satisfied1. Westpac cannot rely on external rating when risk weighting its exposure to these trusts and must use the SFA instead. In instances where insufficient risk transfer is achieved by the transaction for regulatory purposes, the capital calculation is performed on the underlying asset pool while the facilities provided to such securitisation vehicles do not attract regulatory capital charges. Securitisation in the management of Westpac’s credit portfolio - Securitisation exposures are assessed using either the ERBA or SFA approaches. Provision of securitisation services including funding - Westpac uses the ERBA and the SFA methodology when determining regulatory capital requirements for warehouse and term funding facilities related to securitised assets on Westpac’s balance sheet. The External Credit Assessment Institutions that can be used by Westpac for securitisations are Standard & Poor’s, Moody’s and Fitch. Westpac’s accounting policies for securitisation activities Securitisation of Westpac originated assets - The assets sold by Westpac to a securitisation trust remain on Westpac’s balance sheet for accounting purposes. Securitisation in the management of Westpac’s credit portfolio - For risk mitigation using synthetic securitisation, the underlying assets remain on Westpac's balance sheet for accounting purposes. The accounting treatment of the assets will depend on their nature. They could include loans and receivables, available for sale securities or derivatives. The most common form of synthetic securitisation is via a credit default swap, which is treated as a derivative and recognised in the profit and loss statement at fair value. For investment in securitisation exposures, if the instrument has been designated on initial recognition at fair value (including instruments containing a credit default swap), the exposure will be measured at fair value through the Income Statement. All other investments in securitisation exposures will be classified as available-for-sale (AFS) and measured at fair value through Other Comprehensive Income (within the AFS securities reserve). Provision of securitisation services including funding and arranging asset backed bond issues - Fee income from these services is recognised on an accrual basis. Liquidity and funding facilities are treated as commitments to provide finance, with fee and margin income recognised on an accrual basis. Warehouse and term funding facilities are treated as loans. 1 Including the requirements to achieve capital relief.

Pillar 3 report
Securitisation

Banking book summary of assets securitised by Westpac

This table shows outstanding banking book securitisation assets and assets intended to be securitised[1] for Westpac originated assets by underlying asset type. It includes the amount of impaired and past due assets, along with any losses recognised by Westpac during the current period.

Securitised assets are held in securitisation trusts. Trusts which meet requirements to achieve capital relief do not form part of the Level 2 consolidated group. Self securitisation trusts remain consolidated at Level 2 and the assets transferred to these trusts are risk weighted in accordance with APS113.

30 September 2021	Total outstanding securitised by ADI		Assets			Westpac
$m	Traditional Securitisation[2]	Synthetic Securitisation	intended to be securitised	Impaired loans	Past due assets	recognised losses
Residential mortgages	141,414	-	-	41	1,075	-
Credit cards	-	-	-	-	-	-
Auto and equipment finance	861	-	-	13	-	-
Business lending	-	-	-	-	-	-
Investments in ABS	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	142,275	-	-	54	1,075	-

31 March 2021	Total outstanding securitised by ADI		Assets			Westpac
$m	Traditional Securitisation[2]	Synthetic Securitisation	intended to be securitised	Impaired loans	Past due assets	recognised losses
Residential mortgages	137,681	-	-	42	1,068	-
Credit cards	-	-	-	-	-	-
Auto and equipment finance	1,483	-	-	34	-	-
Business lending	-	-	-	-	-	-
Investments in ABS	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	139,164	-	-	76	1,068	-

30 September 2020	Total outstanding securitised by ADI		Assets			Westpac
$m	Traditional Securitisation[2]	Synthetic Securitisation	intended to be securitised	Impaired loans	Past due assets	recognised losses
Residential mortgages	145,384	-	-	56	1,407	-
Credit cards	-	-	-	-	-	-
Auto and equipment finance	1,735	-	-	53	-	-
Business lending	-	-	-	-	-	-
Investments in ABS	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	147,119	-	-	109	1,407	-

Banking book summary of total Westpac sponsored third party assets securitised

This table represents banking book third party assets where Westpac acts as a sponsor.

$m	**30 September 2021**	**31 March 2021**	**30 September 2020**
Residential mortgages	111	95	113
Credit cards	-	-	-
Auto and equipment finance	-	-	-
Business lending	-	-	-
Investments in ABS	-	-	-
Other	-	-	-
Total	111	95	113

[1] Represents securitisation activity from the end of the reporting period to the disclosure date of this report.

[2] Includes self-securitisation assets of $136,266 million as at 30 September 2021 ($131,646 million as at 31 March 2021 and $138,333 million as at 30 September 2020).

66 | Westpac Group September 2021 Pillar 3 report
Westpac GROUP

Pillar 3 report Securitisation Westpac Group September 2021 Pillar 3 report | 67 Banking book summary of securitisation activity by asset type This table shows assets transferred into securitisation schemes by underlying asset type (ADI originated) for the relevant period. For the 12 months ended 30 September 2021 Amount Recognised gain or $m securitised loss on sale Residential mortgages 35,124 - Credit cards - - Auto and equipment finance 325 - Business lending - - Investments in ABS - - Other - - Total 35,449 - For the 6 months ended 31 March 2021 Amount Recognised gain or $m securitised loss on sale Residential mortgages 9,925 - Credit cards - - Auto and equipment finance 325 - Business lending - - Investments in ABS - - Other - - Total 10,250 - For the 12 months ended 30 September 2020 Amount Recognised gain or $m securitised loss on sale Residential mortgages 76,353 - Credit cards - - Auto and equipment finance 506 - Business lending - - Investments in ABS - - Other - - Total 76,859 -

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

30 September 2021 $m	On balance sheet Securitisation retained	 Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	8,025	38	8,063
Liquidity facilities	-	-	251	251
Funding facilities	3,870	-	1,466	5,336
Underwriting facilities	-	-	-	-
Lending facilities	791	-	328	1,119
Warehouse facilities	10,742	-	5,050	15,793
Total	15,404	8,025	7,133	30,561

31 March 2021 $m	On balance sheet Securitisation retained	 Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	7,303	37	7,340
Liquidity facilities	-	-	273	273
Funding facilities	2,951	-	1,451	4,402
Underwriting facilities	-	-	-	-
Lending facilities	625	-	540	1,165
Warehouse facilities	9,265	-	5,854	15,119
Total	12,841	7,303	8,155	28,299

30 September 2020 $m	On balance sheet Securitisation retained	 Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	7,650	19	7,669
Liquidity facilities	-	-	308	308
Funding facilities	2,167	-	1,589	3,756
Underwriting facilities	-	-	-	-
Lending facilities	551	-	404	956
Warehouse facilities	10,173	-	3,955	14,128
Total	12,892	7,650	6,275	26,817

68 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Securitisation

Banking book securitisation exposure at default by risk weight band

30 September 2021 $m	Exposure Securitisation	Exposure Resecuritisation	Total Exposure at Default	Risk Weighted Assets Securitisation	Risk Weighted Assets Resecuritisation	Total Risk Weighted Assets
Less than or equal to 10%	9	-	9	-	-	-
Greater than 10 - 20%	26,655	-	26,655	4,527	-	4,527
Greater than 20 - 30%	1,818	-	1,818	490	-	490
Greater than 30 - 50%	1,503	-	1,503	530	-	530
Greater than 50 - 75%	545	-	545	303	-	303
Greater than 75 - 100%	9	-	9	9	-	9
Greater than 100 - 250%	20	-	20	22	-	22
Greater than 250 - 425%	-	-	-	-	-	-
Greater than 425 - 650%	-	-	-	-	-	-
Other	-	-	-	-	-	-
Deductions	-	-	-	-	-	-
Total	30,561	-	30,561	5,881	-	5,881

31 March 2021 $m	Exposure Securitisation	Exposure Resecuritisation	Total Exposure at Default	Risk Weighted Assets Securitisation	Risk Weighted Assets Resecuritisation	Total Risk Weighted Assets
Less than or equal to 10%	15	-	15	-	-	-
Greater than 10 - 20%	24,511	-	24,511	4,205	-	4,205
Greater than 20 - 30%	2,117	-	2,117	540	-	540
Greater than 30 - 50%	946	-	946	351	-	351
Greater than 50 - 75%	664	-	664	370	-	370
Greater than 75 - 100%	15	-	15	15	-	15
Greater than 100 - 250%	30	-	30	33	-	33
Greater than 250 - 425%	-	-	-	-	-	-
Greater than 425 - 650%	-	-	-	-	-	-
Other	-	-	-	-	-	-
Deductions	-	-	-	-	-	-
Total	28,299	-	28,299	5,513	-	5,513

30 September 2020 $m	Exposure Securitisation	Exposure Resecuritisation	Total Exposure at Default	Risk Weighted Assets Securitisation	Risk Weighted Assets Resecuritisation	Total Risk Weighted Assets
Less than or equal to 10%	7	-	7	-	-	-
Greater than 10 - 20%	22,686	-	22,686	3,892	-	3,892
Greater than 20 - 30%	1,804	-	1,804	451	-	451
Greater than 30 - 50%	1,639	-	1,639	659	-	659
Greater than 50 - 75%	599	-	599	329	-	329
Greater than 75 - 100%	54	-	54	54	-	54
Greater than 100 - 250%	26	-	26	29	-	29
Greater than 250 - 425%	-	-	-	-	-	-
Greater than 425 - 650%	-	-	-	-	-	-
Other	-	-	-	-	-	-
Deductions	-	-	-	-	-	-
Total	26,817	-	26,817	5,413	-	5,413

Banking book securitisation exposure deducted from capital

As at 30 September 2021 banking book securitisation exposure deducted from capital was nil (nil at 31 March 2021).

Banking book securitisation subject to early amortisation treatment

There is no securitisation exposure in the banking book that is subject to early amortisation treatment as at 30 September 2021 (nil as at 31 March 2021).

Banking book resecuritisation exposure subject to credit risk mitigation (CRM)

As at 30 September 2021 resecuritisation exposures subject to CRM was nil (nil at 31 March 2021).

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 69

Pillar 3 report Securitisation 70 | Westpac Group September 2021 Pillar 3 report Banking book resecuritisation exposure to guarantors Westpac has no third party guarantors providing guarantees for securitised assets, principal or interest repayments as at 30 September 2021 (nil as at 31 March 2021). Trading book summary of assets securitised by Westpac As at 30 September 2021 there was nil in outstanding securitisation exposures for Westpac originated assets held in the trading book (nil as at 31 March 2021). Trading book summary of total Westpac sponsored third party assets securitised There are no third party assets held in the trading book where Westpac is responsible for the establishment of the securitisation program and subsequent management as at 30 September 2021 (nil as at 31 March 2021). Trading book summary of securitisation activity by asset type There is no originated securitisation activity in the trading book for the 12 months to 30 September 2021 (nil for the 6 months to 31 March 2021). Trading book aggregated amount of exposure securitised by Westpac and subject to APS116 Capital Adequacy: Market Risk As at 30 September 2021 there is no Westpac originated outstanding securitisation exposure held in the trading book subject to APS116 Capital Adequacy: Market Risk (nil as at 31 March 2021).

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type[1]

30 September 2021	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	91	-	91
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	83	83
Other derivatives	-	-	9	9
Total	-	91	92	184

31 March 2021	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	29	-	29
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	112	112
Other derivatives	-	-	11	11
Total	-	29	123	152

30 September 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	30	-	30
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	103	103
Other derivatives	-	-	17	17
Total	-	30	120	150

Trading book securitisation exposure subject to specific risk

There is no trading book securitisation exposure subject to specific risk for 30 September 2021 (nil for 31 March 2021).

Trading book securitisation exposure subject to APS120 Securitisation specific risk by risk weight band

There is no trading book securitisation exposure subject to APS120 specific risk for 30 September 2021 (nil for 31 March 2021).

Trading book capital requirements for securitisation exposures subject to internal models approach (IMA) by risk classification

There is no trading book capital requirement for securitisation subject to IMA for 30 September 2021 (nil for 31 March 2021).

Trading book capital requirements for securitisation regulatory capital approaches by risk weight band

There is no trading book capital requirement for securitisation subject to regulatory capital approaches for 30 September 2021 (nil for 31 March 2021).

[1] EAD associated with trading book securitisation is not included in the EAD by Major Type on page 32. Trading book securitisation exposure is captured and risk weighted under APS116.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 71

Pillar 3 report Securitisation 72 | Westpac Group September 2021 Pillar 3 report Trading book securitisation exposure deducted from capital There is no trading book capital deduction for 30 September 2021 (nil for 31 March 2021). Trading book securitisation subject to early amortisation treatment There is no securitisation exposure in the trading book that is subject to early amortisation treatment for 30 September 2021 (nil for 31 March 2021). Trading book resecuritisation exposure subject to CRM Westpac has no resecuritisation exposure subject to CRM at 30 September 2021 (nil for 31 March 2021). Trading book resecuritisation by guarantor creditworthiness Westpac has no third party guarantors providing guarantees for securitised assets, principal or interest repayments for 30 September 2021 (nil for 31 March 2021).

Pillar 3 report Market risk Westpac Group September 2021 Pillar 3 report | 73 Westpac’s exposure to market risk arises out of its Financial Markets and Treasury trading activities. This is quantified for regulatory capital purposes using both the standard method and the internal model approach, details of which are provided below. Approach Financial Markets’ trading activity includes dealings that encompass book running and distribution activity. The types of market risk arising from these activities include interest rate, foreign exchange, commodity, equity price, credit spread and volatility risk. Treasury’s trading activity includes the management of interest rate, foreign exchange and credit spread risks associated with the wholesale funding book, liquid asset portfolios and foreign exchange repatriations. Treasury also manages banking book risk which is discussed in the Interest Rate Risk in the Banking Book section. Trading activities are managed within a BRiskC approved market risk framework that incorporates BRiskC approved value at risk (VaR) and stressed value at risk (SVaR) limits. VaR and SVaR are the primary mechanisms for measuring and managing market risk. Market risk is managed using VaR, SVaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business management based upon Westpac’s risk appetite and business strategies, in addition to the consideration of market liquidity and concentration risk. Trades are fair valued daily using rates that have been captured from an independent market data source that has been approved by the Revaluation Committee (RC). Where there is no source of independent rates, data will either be derived using a methodology approved by the RC or sourced from dealer contributions. Rates that are dealer-sourced or have limited independent sources are reviewed at least on a monthly basis. The RC meets monthly to review the results of independent price verification performed by the Finance valuation function. In addition, valuation adjustments may be made as deductions from Common Equity Tier 1 Capital for exposures which are not captured through the fair valuation framework. VaR and SVaR limits Market risk arising from trading book activities is primarily measured using VaR based on an historical simulation methodology. Westpac estimates VaR as the potential loss in earnings from adverse market movements and is calculated to a 99% confidence level using the most recent 12 months of historical market data. SVaR is an additional VaR measure which uses 12 months of historical market data that includes a period of significant financial stress. VaR and SVaR take account of all material market variables that may cause a change in the value of the trading portfolio, including interest rates, foreign exchange rates, price changes, volatility, and the correlation between these variables. The BRiskC approved market risk VaR and SVaR limits for trading activities include separate VaR and SVaR sub- limits for the trading activities of Financial Markets and Treasury. Backtesting Daily backtesting of VaR results is performed to ensure that model integrity is maintained. A review of both the actual and potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data. Stress testing Daily stress testing against pre-determined scenarios is carried out to analyse potential losses beyond the 99% confidence level. An escalation framework around selective stress tests is approved by the Head of Market Risk. Profit and loss notification framework The BRiskC has approved a profit and loss notification framework. Included in this framework are levels of escalation in accordance with the size of the profit or loss. Triggers are applied to both a 1-day and a rolling 20- day cumulative total.

Pillar 3 report
Market risk

Risk reporting

Daily monitoring of current exposure and limit utilisation is conducted independently by risk managers in the Market Risk and Treasury Risk teams, who monitor market risk exposures against VaR, SVaR and structural limits. Daily VaR and SVaR position reports are produced by risk type, by product lines and by geographic region. These are supplemented by structural risk reporting, advice of profit and loss trigger levels and stress test escalation trigger points. Model accreditation has been granted by APRA for the use of an internal model for the determination of regulatory capital for the key classes of interest rate (general market), foreign exchange, commodity and equity risks (including equity specific risk). Under the model, regulatory capital is derived from both the current VaR window (based upon the most recent 12 months of historical market data) and a SVaR window (12 months of market data that includes a period of significant financial stress), where these VaR measures are calculated over a 10-day time horizon to a 99th percentile, one-tailed confidence interval. Specific risk refers to the variations in individual security prices that cannot be explained by general market movements, and event and default risk. Interest rate specific risk capital (specific issuer risk) is calculated using the Standard method and is added to the VaR regulatory capital measure.

Risk mitigation

Market risk positions are managed by the trading desks consistent with delegated trading and product authorities. Risks are consolidated into portfolios based on product and risk type. Risk management is carried out by qualified personnel with varying levels of seniority commensurate with the nature and scale of market risks under management.

The following controls allow monitoring by management:

- trading authorities and responsibilities are clearly delineated at all levels;
- a structured system of limits and reporting of risk exposures, including stress testing;
- surveillance of dealing room conduct;
- all new products and significant product variations undergo a rigorous approval process to identify business risks prior to launch;
- models that are used to determine risk or profit and loss for Westpac's accounts are independently reviewed;
- duties are segregated so that employees involved in the origination, processing and valuation of transactions operate under separate reporting lines, minimising the opportunity for collusion; and
- legal personnel review documentation for compliance with relevant laws and regulations.

In addition, Group Audit independently reviews compliance with policies, procedures and limits.

Market risk regulatory capital and risk weighted assets

The Internal model approach uses VaR and Stressed VaR, while the Standard approach is used for interest rate specific risk.

$m	30 September 2021	31 March 2021	30 September 2020
Internal model approach	472	680	630
Standard approach	61	79	71
Total capital required	533	759	701
Risk weighted assets	6,662	9,490	8,761

74 | Westpac Group September 2021 Pillar 3 report
Westpac GROUP

Pillar 3 report
Market risk

VaR by risk type

30 September 2021 $m	High	For the 6 months ended Low	Average	Period end
Interest rate risk	11.9	5.1	7.6	6.9
Foreign exchange risk	8.7	0.6	1.7	2.7
Equity risk	0.2	0.0	0.0	0.0
Commodity risk	2.0	0.4	0.9	1.8
Other market risks	4.3	1.6	2.8	1.6
Diversification benefit	NA	NA	(3.8)	(5.7)
Net market risk[1]	14.1	5.9	9.2	7.4

31 March 2021 $m	High	For the 6 months ended Low	Average	Period end
Interest rate risk	28.7	8.1	18.4	8.1
Foreign exchange risk	6.3	0.7	2.2	1.3
Equity risk	3.2	0.0	0.4	0.4
Commodity risk	7.9	0.5	1.5	0.7
Other market risks	23.8	3.9	17.7	4.0
Diversification benefit	NA	NA	(13.7)	(5.1)
Net market risk[1]	41.5	9.5	26.5	9.5

30 September 2020 $m	High	For the 6 months ended Low	Average	Period end
Interest rate risk	25.5	14.2	19.2	16.6
Foreign exchange risk	11.7	0.8	4.0	2.4
Equity risk	0.7	0.1	0.3	0.3
Commodity risk	3.4	0.6	1.6	0.9
Other market risks	28.2	14.7	22.7	20.0
Diversification benefit	NA	NA	(18.5)	(14.9)
Net market risk[1]	42.0	20.5	29.3	25.2

Stressed VaR by risk type

30 September 2021 $m	High	For the 6 months ended Low	Average	Period end
Interest rate risk	61.1	23.6	42.1	32.5
Foreign exchange risk	24.8	1.3	4.7	11.3
Equity risk	0.7	0.0	0.1	0.1
Commodity risk	13.8	1.1	3.4	7.4
Other market risks	14.7	10.0	12.5	10.0
Diversification benefit	NA	NA	(77.9)	(9.6)
Net market risk[1]	66.3	27.7	47.0	51.6

31 March 2021 $m	High	For the 6 months ended Low	Average	Period end
Interest rate risk	76.5	35.1	58.7	59.8
Foreign exchange risk	10.3	0.9	3.9	3.3
Equity risk	3.5	0.1	0.4	1.0
Commodity risk	3.5	0.6	1.5	1.7
Other market risks	15.2	11.2	12.5	13.9
Diversification benefit	NA	NA	(105.6)	(20.7)
Net market risk[1]	80.8	35.6	62.4	59.0

[1] VaR and SVaR measures shown here use a 1 day time horizon. The net market risk measure reflects the aggregate diversified risk position for the period. Therefore, individual risk factors will not sum to this total.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 75

Pillar 3 report Market risk 76 | Westpac Group September 2021 Pillar 3 report 30 September 2020 $m High Low Average Period end Interest rate risk 76.0 41.0 58.7 42.5 Foreign exchange risk 17.4 1.5 6.3 2.5 Equity risk 0.9 0.1 0.2 0.2 Commodity risk 5.1 0.8 2.4 1.1 Other market risks 19.2 12.2 14.9 12.9 Diversification benefit NA NA (72.5) (10.3) Net market risk1 94.0 40.9 68.6 49.0 For the 6 months ended Back-testing results1 The following graph gives a comparison of actual profit and loss to VaR over the 6 months ended 30 September 2021. Each point on the graph represents 1 day’s trading profit or loss. This result is placed on the graph relative to the associated VaR utilisation. The downward sloping line represents the point where a loss is equal to VaR utilisation. 1 The net market risk measure reflects the aggregate diversified risk position for the period. Therefore, individual risk factors will not sum to this total.

Pillar 3 report Interest Rate Risk in the Banking Book (IRRBB) Westpac Group September 2021 Pillar 3 report | 77 Interest Rate Risk in the Banking Book (IRRBB) is the risk to interest income arising predominately from a mismatch between the duration of assets and liabilities that arises through the course of banking activities. Approach The banking book activities that give rise to market risk include lending activities, balance sheet funding and capital management. Interest rate risk, basis risk, currency risk and funding and liquidity risk are inherent in these activities. Treasury’s Asset & Liability Management (ALM) unit is responsible for managing market risk arising from Westpac’s banking book activity. All material regions, business lines and legal entities are included in Westpac’s IRRBB framework. Model accreditation has been granted by APRA for the use of an internal model for the determination of IRRBB regulatory capital. Under the model, regulatory capital is primarily derived from a VaR measure using 6 years of historical data with a scaled 1 year, 99th percentile, one-tailed confidence interval. Asset and liability management The ALM unit manages the structural interest rate mismatch associated with the transfer priced balance sheet, including the investment of Westpac’s capital to its agreed benchmark duration. A key risk management objective is to achieve reasonable stability of Net Interest Income (NII) over time. These activities are performed under the oversight of ALCO and the Treasury Risk team. Net Interest Income sensitivity NII sensitivity is managed in terms of the net interest income-at-risk (NaR) modelled over a set time horizon using defined scenarios for movements in wholesale market interest rates. The NII measurement framework combines the underlying statement of financial position data with assumptions about runoff and new business, expected repricing behaviour and changes in wholesale market interest rates. The interest rate scenarios modelled include those projected using 100 and 200 basis point shifts up and down from current market yield curves. A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes. On and off-balance sheet instruments are then used to manage this interest rate risk. NaR limit The BRiskC has approved a NaR limit. This limit is managed by the Group Treasurer and is expressed as a defined basis point shock over a one year risk horizon. This limit is monitored by the Treasury Risk team. VaR limit The BRiskC has also approved an interest rate VaR limit for ALM activities. This limit is managed by the Group Treasurer and monitored by the Treasury Risk team. Additionally, the BRiskC and the Treasury Risk team set structural risk limits to prevent undue concentration of risk. Structural foreign exchange rate risk Structural foreign exchange rate risk results from the generation of foreign currency denominated earnings and from Westpac's capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. The Australian dollar equivalent of offshore earnings and capital is subject to change as exchange rates fluctuate, which could introduce significant variability to Westpac's reported financial results. ALCO provides oversight of the appropriateness of foreign exchange hedges on earnings and capital. Risk reporting Interest rate risk in the banking book risk measurement systems include front office product systems, which capture all treasury funding and derivative transactions; the transfer pricing system, which captures all retail and other business transactions; and the asset and liability management risk system, which calculates ALM VaR and NaR. Daily monitoring of market risk exposure against VaR and structural risk limits is conducted independently by the Treasury Risk team, with NaR monitored on a monthly basis. Management reports detailing structural positions and VaR are produced and distributed daily for use by dealers and management across all stakeholder groups. Quarterly reports are produced for the senior management market risk forums of RISKCO and BRiskC to provide transparency of material market risks and issues.

Pillar 3 report
Interest Rate Risk in the Banking Book (IRRBB)

Risk mitigation

Market risk arising in the banking book stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management. Hedging Westpac's exposure to interest rate risk is undertaken using derivatives. The hedge accounting strategy adopted utilises a combination of the cash flow, fair value and net investment hedge approaches. Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139 Financial Instruments: Recognition and Measurement and therefore are accounted for in the same way as derivatives held for trading.

The same controls used to monitor traded market risk allow for continuous monitoring by management.

Change in economic value of a sudden upward and downward movement in interest rates

30 September 2021 **$m**	200bp parallel increase	200bp parallel decrease
AUD	292.1	(309.2)
NZD	(10.8)	11.5
USD	35.7	(42.5)
Total	317.0	(340.2)

31 March 2021 **$m**	200bp parallel increase	200bp parallel decrease
AUD	(470.2)	511.5
NZD	4.7	(4.2)
USD	32.5	(38.8)
Total	(433.0)	468.5

30 September 2020 **$m**	200bp parallel increase	200bp parallel decrease
AUD	(290.1)	237.4
NZD	(10.0)	12.3
USD	45.8	(54.9)
Total	(254.3)	194.8

VaR results for non-traded interest rate risk[1]

$m	**For the 6 months ended 30 September 2021**	**For the 6 months ended 31 March 2021**	**For the 6 months ended 30 September 2020**
High	75.4	224.3	219.7
Low	59.7	69.9	166.9
Average	66.5	190.1	207.0
Period end	63.7	69.9	202.4

Interest rate risk in the banking book regulatory capital and risk weighted assets

$m	**30 September 2021**	**31 March 2021**	**30 September 2020**
Total capital required	916	960	730
Risk weighted assets	11,446	11,998	9,124

[1] IRRBB VaR includes interest rate risk, credit spread risk in liquid assets and other basis risks as used for internal management reporting purposes.

78 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report Operational risk Westpac Group September 2021 Pillar 3 report | 79 Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal and regulatory risk but excludes strategic risk. Westpac’s operational risk definition is aligned to APS115 Capital Adequacy: Advanced Measurement Approaches to Operational Risk (AMA). Approach Westpac has been accredited to use the AMA in accordance with APS115. Westpac’s operational risk is measured and managed in accordance with the policies and processes defined in its Operational Risk Management Framework. Westpac’s Operational Risk Management Framework The Operational Risk Management Framework outlines our approach to the: identification, measurement and management of operational risks that may impede Westpac’s ability to achieve its strategic objectives and vision; identification and escalation of operational risk incidents to mitigate potential financial loss, regulatory impacts and reputational damage that may impact shareholders, the community, and employees; and calculation of operational risk capital. The key components of Westpac’s operational risk management framework are listed below: Governance - The governance structure provides clearly defined roles and responsibilities for overseeing and reviewing operational risk exposure and its management. The Board and BRiskC are supported by committees, including RISKCO, that monitor the Group’s operational risk profile and the effectiveness of operational risk management practices, including operational risk capital. Risk and Control Assessment (RCA) - The RCA process provides a structured and consistent approach for the Business to develop risk profiles and thereby supports them in implementing appropriate actions where the risk is outside the defined Risk Appetite. Issue and Action Management - The Issue and Action Management process encompasses the identification and management of issues, which relate to control deficiencies or gaps, to ensure that they are effectively addressed through action plans. Key Indicators (KIs) - are objective measures used by management to monitor the current risk and control environment, inform the assessment of risk and to assist in prompting management action when the metrics indicate that the level of risk is increasing. Incident Management – The Incident Management process assists in implementing consistent identification, recording, escalation and rectification of incidents and related losses in a transparent and practical way. This assists the Group to comply with all legal and regulatory obligations and licensing conditions (including reporting material regulatory breaches to regulatory authorities). Data - The framework includes principles and processes to ensure the integrity of operational risk data used to support management decision-making and calculate and allocate capital. The principles apply to the governance, input and capture, reconciliation, and validation, reporting and storage of operational risk data. Operational risk data is subject to independent validation on a regular basis. Scenario Analysis - is used to provide a forward looking-view and facilitate a structured and consistent approach to assess the impacts of severe but plausible loss events on the Group’s objectives and operations. Scenario Analysis is also an input to the calculation of operational risk capital. Reporting - Regular reporting of operational risk information to governance bodies and senior management is used to support timely and proactive management of operational risk and enable transparent and formal oversight of the risk and control environment.

Pillar 3 report
Operational risk

AMA capital model overview

Operational risk regulatory capital is calculated on a quarterly basis. Westpac's operational risk capital is based on three primary data sources:

- Internal Loss Data – operational risk losses experienced by Westpac;
- External Loss Data – operational risk losses experienced by other financial institutions; and
- Scenario Data – potential losses from severe but plausible events relevant to Westpac.

These data sources together represent the internal and external operational risk profile, across the spectrum of operational risk losses, from both historical and forward-looking perspectives. The model combines these data sources to produce a loss distribution.

Westpac has identified a breach of APS115 requirements related to a failure to review and, as appropriate, incorporate refreshed scenario inputs into its AMA model since August 2017. Westpac has notified APRA, investigated the root cause and has raised an issue to record and track remedial actions. Westpac is satisfied the overall level of Operational risk regulatory capital is adequate, when taking into consideration the significant overlays applied.

SMA Capital Overlay

Westpac has agreed with APRA in June 2018 to apply an SMA capital overlay to current Advanced Measurement Approach (AMA). The overlay broadly aligns Westpac's operational risk capital to our estimate of the Standardised Measurement Approach (SMA). The overlay is calculated annually based on year-end financials and treats SMA estimates as a capital floor. The overlay will be maintained until the AMA approach is retired and formally replaced by the SMA. The overlay was estimated for 30 September 2021 to be $765m.

Expected loss offsets and risk mitigation

No adjustments or deductions are currently made to Westpac's measurement of operational risk regulatory capital for the mitigating impacts of insurance or expected operational risk losses.

Operational Risk regulatory capital and risk weighted assets

$m	30 September 2021	31 March 2021	30 September 2020
Model based capital	2,705	2,562	2,562
Standardised approach overlay	765	765	765
Culture, Governance & Accountability Review overlay	500	500	500
AUSTRAC related overlay	500	500	500
Total capital required	4,470	4,327	4,327
Risk weighted assets	55,875	54,090	54,090

80 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report Equity risk Westpac Group September 2021 Pillar 3 report | 81 Equity risk is defined as the potential for financial loss arising from movements in equity values. The disclosures in this section exclude investments in equities made by Westpac subsidiaries outside the regulatory Level 2 group. Structure and organisation Portfolio and transactional limits for Westpac’s direct equity investments are governed by various supporting policies and delegated approval limits. Where appropriate, the BRiskC (under delegation from the Westpac Board) will consider and approve risks beyond management’s approval authority. Approach Westpac has established a comprehensive set of policies defining the management of equity risk. These policies are reviewed and approved periodically (in most cases annually). Risk mitigation Westpac does not use financial instruments to mitigate its exposure to equities in the banking book. Banking book positions Hybrid equity underwriting and equity warehousing risk - As a financial intermediary Westpac underwrites listed and unlisted hybrid equity securities. Investment securities - Westpac undertakes, as part of the ordinary course of business, certain investments in strategic equity holdings and over time the nature of underlying investments will vary. Measurement of equity securities - Equity securities are generally carried at their fair value. Fair value for equities that have a quoted market price (in an active market) is determined based upon current bid prices. If a market for a financial asset is not active, fair value is determined based upon a valuation technique. This includes the use of recent arms-length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants to price similar instruments. In the event that the fair value of an unlisted security cannot be measured reliably, these investments are measured at cost. Where the investment is held for long term strategic purposes, these investments are accounted for either at fair value through other comprehensive income (OCI), fair values through profit and loss, or equity accounted for and recognised as a share in associates. Other related matters Fair value should not differ to the listed stock price. Should a listed stock price not be available, fair value is estimated using the valuation techniques referred to above. The book value of certain unlisted investments for which active markets do not exist are measured at cost because cost is considered to be a reasonable approximation of fair value. The equity method of accounting is used for investments in Associates. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Risk reporting Westpac manages equity risk in two ways, VaR limits and investment limits: A VaR limit (in conjunction with structural limits) is used to manage traded equity. This limit is a sub-limit of the overall VaR limit for Financial Markets trading activities. Equity trading activity is overseen by the independent Market Risk function applying the same controls used for monitoring other trading book activities in Financial Markets and Treasury; and Investment exposures are reported annually to MARCO.

Pillar 3 report Equity risk 82 | Westpac Group September 2021 Pillar 3 report Book value of equity exposures 30 September 31 March 30 September $m 2021 2021 2020 Listed equity exposures (publicly traded) 3 40 365 Unlisted equity exposures (privately traded) 160 122 127 Total book value of equity exposures 163 162 492 Gains/losses 30 September 31 March 30 September $m 2021 2021 2020 Cumulative realised gains (losses) - 32 47 Total unrealised gains (losses) through profit & loss 5 - 303 Total unrealised gains (losses) through equity - - - Total latent revaluation gains (losses) - - -

Pillar 3 report Funding and liquidity risk management Westpac Group September 2021 Pillar 3 report | 83 Funding and liquidity risk is the risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. Approach Funding and liquidity risk is measured and managed in accordance with the policies and processes defined in the Board-approved Liquidity Risk Management Framework which is part of the Westpac Board-approved Risk Management Strategy. Responsibility for managing Westpac’s liquidity and funding positions in accordance with the Liquidity Risk Management Framework is delegated to Treasury, under the oversight of Group ALCO and Treasury Risk. Liquidity Risk Management Framework The Liquidity Risk Management Framework sets out Westpac’s funding and liquidity risk appetite, roles and responsibilities of key people managing funding and liquidity risk within Westpac, risk reporting and control processes and limits and targets used to manage Westpac’s balance sheet. Key components of Westpac’s approach to liquidity risk management are listed below. Funding strategy Treasury undertakes an annual funding review that outlines Westpac’s balance sheet funding strategy over a three year period. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates. Westpac monitors the composition and stability of its funding so that it remains within its funding risk appetite. This includes compliance with both the LCR and NSFR. Liquid asset holdings Westpac holds a portfolio of liquid assets for several purposes, including as a buffer against unforeseen funding requirements. The level of liquid assets held takes into account the liquidity requirements of Westpac’s balance sheet under normal and stress conditions. Liquidity modelling In managing liquidity for Westpac, Treasury utilises balance sheet forecasts and the maturity profile of Westpac’s wholesale funding portfolio to project liquidity outcomes. Local liquidity limits are also used by Westpac in applicable jurisdictions to ensure liquidity is managed efficiently and prudently. In addition, Westpac conducts regular stress testing to assess its ability to meet cash flow obligations under a range of market conditions and scenarios. These scenarios inform liquidity limits and strategic planning. Liquidity transfer pricing Westpac has a liquidity transfer pricing framework which allocates liquidity costs across Westpac. Contingency planning Treasury maintains a contingent funding plan that outlines the steps that should be taken by Westpac in the event of an emerging ‘funding crisis’. The plan is aligned with Westpac’s broader Liquidity Crisis Management Policy which is approved annually by the Board. Liquidity reporting Daily liquidity risk reports are reviewed by the Group’s Treasury and Treasury Risk teams. Liquidity reports are presented to ALCO monthly and to the Board quarterly. Committed Liquidity Facility In September 2021, APRA announced it expects Authorised Deposit-taking Institutions (ADIs) subject to the LCR to reduce their Committed Liquidity Facility (CLF) usage to zero by the end of 2022, subject to financial market conditions. The reduction is expected to occur in stages, with the first reduction scheduled for 1 January 2022. As a result, Westpac’s current CLF allocation is expected to be replaced by additional High Quality Liquid Assets (HQLA) over 2022.

Pillar 3 report
Liquidity coverage ratio

Liquidity Coverage Ratio

Westpac's average LCR for the quarter was 129%[1] (30 June 2021: 127%).

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) offered by the Reserve Bank of Australia and additional qualifying Reserve Bank of New Zealand securities.

Westpac's portfolio of HQLA averaged $132.7 billion over the quarter[1].

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. Westpac maintains a buffer over the regulatory minimum of 100%.

Effective 1 January 2021, the Group is required by APRA to increase the value of its net cash outflows by 10% for the purpose of calculating LCR. The overlay to the Group's net cash outflows has been required by APRA in response to breaches of liquidity requirements. A program is underway to address APRA's requirements which includes APRA mandated reviews.

	30 September 2021		30 June 2021	
$m	Total unweighted value (average)[1]	Total weighted value (average)[1]	Total unweighted value (average)[1]	Total weighted value (average)[1]
Liquid assets, of which:				
1 High-quality liquid assets (HQLA)		132,738		123,429
2 Alternative liquid assets (ALA)		33,053		35,610
3 Reserve Bank of New Zealand (RBNZ) securities		7,734		7,558
Cash Outflows				
4 Retail deposits and deposits from small business customers, of which:	304,480	26,031	297,200	25,568
5 Stable deposits	150,027	7,501	146,982	7,349
6 Less stable deposits	154,453	18,530	150,218	18,219
7 Unsecured wholesale funding, of which:	165,831	73,600	162,662	70,798
8 Operational deposits (all counterparties) and deposits in networks for cooperative banks	81,617	20,315	82,217	20,466
9 Non-operational deposits (all counterparties)	74,211	43,282	70,116	40,003
10 Unsecured debt	10,003	10,003	10,329	10,329
11 Secured wholesale funding		-		-
12 Additional requirements, of which:	208,752	26,781	206,587	26,844
13 Outflows related to derivatives exposures and other collateral requirements	9,825	9,825	10,004	10,004
14 Outflows related to loss of funding on debt products	539	539	781	781
15 Credit and liquidity facilities	198,388	16,417	195,802	16,059
16 Other contractual funding obligations	2,033	2,033	1,141	1,141
17 Other contingent funding obligations	44,089	3,633	40,502	3,290
18 Total cash outflows		**132,078**		**127,641**
Cash inflows				
19 Secured lending (e.g. reverse repos)	2,480	-	2,894	-
20 Inflows from fully performing exposures	9,787	5,809	10,006	5,732
21 Other cash inflows	4,380	4,380	2,513	2,513
22 Total cash inflows	**16,647**	**10,189**	**15,413**	**8,245**
23 Total liquid assets		**173,525**		**166,597**
24 Total net cash outflows		**134,078**		**131,336**
24.1 Of which: Net cash outflows overlay		**12,189**		**11,940**
25 Liquidity Coverage Ratio (%)		**129%**		**127%**
Number of data points used		67		62

[1] Calculated as a simple average of the daily observations over the quarter.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 84

Pillar 3 report
Net stable funding ratio

Net Stable Funding Ratio (NSFR) disclosure

The NSFR is a structural measure which requires that a bank has sufficient Available Stable Funding (ASF) to cover its Required Stable Funding (RSF) over a one year horizon. Westpac's NSFR as at 30 September 2021 was 125%[1] (30 June 2021 122%). Westpac maintains a buffer over the regulatory minimum of 100%.

		Unweighted value by residual maturity				
30 September 2021 **$m**		No maturity	< 6 months	6 months to < 1yr	> 1 year	Weighted value
Available Stable Funding (ASF) Item						
1	Capital	70,839	550	1,311	25,376	98,076
2	Regulatory capital	70,839	550	1,311	25,376	98,076
3	Other capital instruments	-	-	-	-	-
4	Retail deposits and deposits from small business customers	302,230	59,566	43	24	334,332
5	Stable deposits	151,572	21,504	7	5	164,434
6	Less stable deposits	150,658	38,061	36	19	169,899
7	Wholesale funding	141,094	137,580	32,025	121,518	217,842
8	Operational deposits	81,484	-	-	-	40,742
9	Other wholesale funding	59,610	137,580	32,025	121,518	177,100
10	Liabilities with matching interdependent assets	-	-	-	-	-
11	Other liabilities	-	24,408	755	589	966
12	NSFR derivative liabilities			3,710		
13	All other liabilities and equity not included in the above categories		20,697	755	589	966
14	Total ASF					**651,216**
Required Stable Funding (RSF) Item						
15a)	Total NSFR (High quality liquid assets - HQLA)					3,706
15b)	Alternate Liquid Assets (ALA)					6,678
15c)	Reserve Bank of New Zealand (RBNZ) securities					201
16	Deposits held at other financial institutions for operational purposes	-	-	-	-	-
17	Performing loans and securities	1,695	42,712	43,939	570,355	460,812
18	Performing loans to financial institutions secured by Level 1 HQLA	1,122	1,831	-	-	1,305
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	573	3,399	5,948	14,293	18,350
20	Performing loans to nonfinancial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities (PSEs), of which:	-	28,950	29,272	118,516	129,578
21	With a risk weight of less than or equal to 35% under APS 112	-	5	23	1,361	899
22	Performing residential mortgages, of which:	-	7,828	8,118	432,863	306,959
23	With a risk weight equal to 35% under APS 112	-	7,286	7,563	389,726	269,426
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	703	601	4,683	4,621
25	Assets with matching interdependent liabilities	-	-	-	-	-
26	Other assets:	10,473	19,763	386	22,310	39,765
27	Physical traded commodities, including gold	-				-
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs)			2,880		2,448
29	NSFR derivative assets			5,787		2,076
30	NSFR derivative liabilities before deduction of variation margin posted			6,855		1,371
31	All other assets not included in the above categories	10,473	4,242	386	22,310	33,870
32	Off-balance sheet items			198,731		10,337
33	Total RSF					**521,499**
34	Net Stable Funding Ratio (%)					**125%**

[1] Calculated as total available stable funding divided by total required stable funding as at end of the quarter.

Westpac GROUP
Westpac Group September 2021 Pillar 3 report | 85

Pillar 3 report
Net stable funding ratio

30 June 2021 $m		Unweighted value by residual maturity No maturity	< 6 months	6 months to < 1yr	> 1 year	Weighted value
Available Stable Funding (ASF) Item						
1	Capital	70,246	1,702	-	25,093	97,040
2	Regulatory capital	70,246	1,702	-	25,093	97,040
3	Other capital instruments	-	-	-	-	-
4	Retail deposits and deposits from small business customers	283,683	63,968	30	27	321,121
5	Stable deposits	142,059	21,560	1	1	155,440
6	Less stable deposits	141,624	42,408	29	26	165,681
7	Wholesale funding	142,382	128,838	37,437	116,637	217,307
8	Operational deposits	83,547	-	-	-	41,774
9	Other wholesale funding	58,835	128,838	37,437	116,637	175,533
10	Liabilities with matching interdependent assets	-	-	-	-	-
11	Other liabilities	-	22,259	348	389	563
12	NSFR derivative liabilities			3,012		
13	All other liabilities and equity not included in the above categories		19,247	348	389	563
14	Total ASF					**636,031**
Required Stable Funding (RSF) Item						
15a)	Total NSFR (High quality liquid assets - HQLA)					4,067
15b)	Alternate Liquid Assets (ALA)					6,678
15c)	Reserve Bank of New Zealand (RBNZ) securities					249
16	Deposits held at other financial institutions for operational purposes	-	-	-	-	-
17	Performing loans and securities	2,504	48,097	39,266	561,392	457,379
18	Performing loans to financial institutions secured by Level 1 HQLA	1,651	668	-	-	1,717
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	853	4,829	4,770	14,014	17,976
20	Performing loans to nonfinancial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities (PSEs), of which:	-	33,900	25,652	116,396	128,534
21	With a risk weight of less than or equal to 35% under APS 112	-	237	11	894	705
22	Performing residential mortgages, of which:	-	8,125	8,326	426,963	305,208
23	With a risk weight equal to 35% under APS 112	-	7,531	7,727	382,796	266,587
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	574	517	4,019	3,943
25	Assets with matching interdependent liabilities	-	-	-	-	-
26	Other assets:	11,238	16,410	491	21,757	40,434
27	Physical traded commodities, including gold	-				-
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs)			2,703		2,297
29	NSFR derivative assets			5,556		2,544
30	NSFR derivative liabilities before deduction of variation margin posted			5,624		1,125
31	All other assets not included in the above categories	11,238	2,527	491	21,757	34,469
32	Off-balance sheet items			199,666		10,222
33	Total RSF					**519,029**
34	Net Stable Funding Ratio (%)					**123%**

86 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report Remuneration Westpac Group September 2021 Pillar 3 report | 87 Employees subject to the remuneration disclosure requirements under APS 330 Attachment G are: Senior managers1: There are 35 employees identified by the Westpac Group Fit & Proper Policy as responsible persons. These employees include the most senior executives of Westpac and other senior employees with particular management responsibilities as set out under paragraph 25 of APRA Prudential Standard CPS 520 Fit and Proper; and Material risk takers: In addition to the senior managers, there are 7 employees who have been assessed as having the ability to affect the financial soundness of Westpac as an Authorised Deposit-taking Institution. These are employees with senior accountability and authority who can influence key risks. Qualitative disclosures Westpac Group Remuneration Policy The Group Remuneration Policy sets out the mandatory requirements to be reflected in the design and management of remuneration arrangements across Westpac. Westpac’s purpose is to help Australians and New Zealanders succeed. The policy supports Westpac’s purpose by requiring the design and management of remuneration to align with stakeholder interests, support long-term financial soundness and encourage prudent risk management. The policy applies to all legal entities, business units and employees of Westpac and its related bodies corporate2 (except temporary and casual employees). The policy is reviewed by the Board Remuneration Committee (BRC) on a regular basis. The policy was last approved by the Westpac Board in October 2020 with amendments made to strengthen references to regulatory requirements, remove operational elements and reflect Westpac’s refreshed Purpose, Values and Behaviours. The policy was also updated and reviewed by the BRC in September 2021 with clarifications made to the definitions of responsible persons and material risk takers as well as updated references to related policies and practices. Reward strategy and 2021 framework Westpac’s remuneration strategy is designed to attract and retain talented employees by rewarding them for achieving high performance and delivering superior long-term results for our customers and shareholders, while adhering to sound risk management and governance principles. Senior managers and material risk takers are rewarded based on a total reward framework which is designed to: align remuneration with customer and shareholder interests; support an appropriate risk culture and employee conduct; differentiate pay for behaviour and performance in line with our purpose and strategy; provide market competitive and fair remuneration; enable recruitment and retention of talented employees; provide the ability to risk-adjust remuneration; and be simple, flexible and transparent. For senior managers and material risk takers at or above the General Manager level, the total reward framework has three components: fixed remuneration, Short Term Variable Reward (STVR) and Long Term Variable Reward (LTVR) as outlined in the table below. The total reward framework is benchmarked against other financial services companies both in Australia and internationally as relevant. 1 The senior manager definition utilised in these disclosures reflects the APRA reference to “responsible person” under paragraph 57(a) of Prudential Standard CPS 510 Governance. The Westpac equivalent is the CEO, Group Executives and certain General Managers designated as responsible persons in the Authorised Deposit-taking Institution. 2 This policy does not extend to any related bodies corporate which are separately listed on the Australian Securities Exchange.

Pillar 3 report
Remuneration

	Fixed remuneration	Variable reward	
		STVR	**LTVR**
Purpose	Attract and retain high quality employees.	Ensure a portion of remuneration is variable, at-risk and linked to the delivery of agreed plan targets for financial and non-financial measures that support Westpac's strategic priorities.	Align accountability and remuneration with the long-term interests of shareholders.
Delivery	Fixed remuneration comprises cash salary, salary sacrificed items, and employer superannuation contributions.	STVR is awarded in cash and restricted shares[1] based on an assessment of performance over the preceding year. Performance is assessed against a balanced scorecard comprising: • a values and behaviours assessment against Westpac's values; • financial and non-financial measures linked to the Group's strategic priorities; and • a modifier to support adjustment of the outcome, upwards or downwards (including to zero), for risk and reputation matters, people management matters and any other matters as determined by the Board. Restricted shares vest in portions reflecting the scope and nature of an individual's role and responsibility, subject to continued service and adjustment. The maximum STVR opportunity for these employees is capped.	LTVR comprises: • for Group Executives, performance share rights which vest after four years subject to the achievement of a relative Total Shareholder Return (TSR) performance hurdle, continued service and adjustment; and • for General Managers, restricted shares or share rights without performance hurdles which vest after four years, subject to continued service and adjustment.

Eligible employees may receive an annual award of Westpac ordinary shares up to the value of $1,000 under the Employee Share Plan. Employees who received an equity award during the year, for example, as deferred STVR or LTVR, are not eligible to receive an Employee Share Plan award for that year.

The target mix of fixed and variable reward varies across employees and groups of employees. Factors that can influence the mix include the role type, regulatory requirement of the role, level of responsibility of the individual, market benchmarks and performance.

Fixed remuneration

Fixed remuneration is aligned to the market and reviewed annually. It takes into account the size, responsibilities and complexity of the role, as well as the skills and experience of the employee.

Fixed remuneration comprises:

- cash salary;
- salary sacrificed items; and
- superannuation or superannuation equivalent contributions for employees in Australia, New Zealand and some other countries in which we operate.

Variable reward

Variable reward is designed to:

- encourage employee conduct aligned to customer interests;
- support Westpac's long term financial soundness and risk management framework;
- align remuneration with prudent risk-taking and allow for adjustments to reflect the outcomes of business activities, the risks related to business activities (taking account of the cost of the associated capital, where relevant) and the time necessary for outcomes to be reliably measured;
- allow for an adjustment by an amount that is proportionate to the failure of an Accountable Person[2] to comply with their accountability obligations under the Banking Executive Accountability Regime; and
- reflect Australian and international regulatory requirements.

[1] Deferred STVR is awarded in unhurdled share rights to some employees outside Australia.
[2] As defined in the Banking Act 1959 excluding Non-executive Directors.

88 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report Remuneration Westpac Group September 2021 Pillar 3 report | 89 There are two forms of variable reward: Short Term Variable Reward Performance is measured against risk-adjusted financial and non-financial measures that support the Group's strategy to determine the size of the award. STVR is awarded in cash and, if STVR is above the deferral thresholds, a portion of the STVR is allocated as restricted shares or unhurdled share rights. Information on the deferral framework is set out in the table below. Long Term Variable Reward The CEO and Group Executives receive annual LTVR awards in the form of performance share rights which vest after four years subject to the achievement of a performance hurdle, continued service and adjustment. The CEO and Group Executives only receive value from their LTVR awards where vesting occurs. The performance hurdle for the grants of performance share rights allocated in December 2020 is relative TSR. A performance share right is not a Westpac share and does not attract the payment of dividends. Senior managers and material risk takers at the General Manager level receive annual LTVR awards in the form of restricted shares under the Restricted Share Plan or unhurdled share rights under the Westpac Performance Plan. The size of the award is set with reference to market benchmarks, individual performance over time, succession potential and key skills. Employees are required to comply with risk management and compliance requirements as they apply to their particular role and business. Failure to meet these requirements will impact remuneration, including eligibility for a fixed pay adjustment and variable reward participation. Deferral All employees who receive an STVR award above a certain threshold have a portion of the award deferred. Deferral arrangements depend on the value of the award and the level and type of role. The table below sets out the variable reward deferral arrangements for senior managers and material risk takers. Role Type Deferral Arrangement1 CEO and Group Executives 50% of any STVR is deferred equally over two years General Managers 40% of any STVR is deferred equally over two years General Managers in Westpac Institutional Bank and Treasury 40% of any STVR is deferred for four years 50% deferral for portion of allocation above $500,000, vesting in full after four years Westpac Institutional Bank and Treasury employees 25% deferral where STVR allocation is $150,000 or greater, vesting equally over three years 50% deferral for portion of allocation above $500,000, vesting equally over three years 70% deferral for portion of allocation above $2,000,000, vesting equally over three years Other employees 25% deferral where STVR allocation is $150,000 or greater, vesting equally over two years 50% deferral for portion of allocation above $500,000, vesting equally over two years 70% deferral for portion of allocation above $2,000,000, vesting equally over two years STVR deferral periods are set within the context of the market and the overall Group risk profile. The STVR deferral period for employees in Westpac Institutional Bank and Treasury is longer than the rest of the Group. STVR is deferred into equity in the form of restricted Westpac ordinary shares (for most employees) or Westpac share rights (for some employees outside Australia). By deferring a portion of the STVR as restricted equity, STVR awards are better aligned with the interests of shareholders as the value of the deferred portion is tied to the share price at the end of the restriction period. The deferral framework provides the ability to reduce unvested STVR, including to zero, if: having regard to circumstances or information which has come to light after the grant of the award, all or part of the initial award was not justified; necessary to protect the financial soundness of Westpac or to respond to significant unexpected or unintended consequences that were not foreseen; and/or an accountable person has failed to comply with their accountability obligations under the Banking Executive Accountability Regime. 1 Thresholds shown in dollars apply to Australia and New Zealand.

Pillar 3 report Remuneration 90 | Westpac Group September 2021 Pillar 3 report Remuneration governance The Group Remuneration Policy is supported by an established governance structure, plans and frameworks that are designed to support remuneration decision-making across the Group. Board The Board provides strategic guidance for the Group and has oversight of management’s implementation of Westpac’s strategic initiatives. The Board has overall accountability for reviewing and approving remuneration for select groups of employees. Without limiting its role, the Board approves (following recommendation from the Board Remuneration Committee, where applicable): corporate goals and objectives relevant to the remuneration of the CEO; the size of the variable reward pool; adjustments to variable reward (including forfeiture and clawback) in accordance with the Group Remuneration Policy; and remuneration (including variable reward targets and performance outcomes) for the CEO, Group Executives, other executives who report directly to the CEO, any other accountable persons under the Banking Executive Accountability Regime, other persons whose activities in the Board’s opinion affect the financial soundness of the Group, any other person specified by APRA and any other person the Board determines. The Board has the discretion to defer, adjust or withdraw aggregate and individual variable reward. Further detail is contained in the Board and Committee Charters which are available on Westpac’s website. Board Remuneration Committee The Board Remuneration Committee assists the Board to discharge its responsibility by overseeing remuneration policies and practices of Westpac and its related bodies corporate in the context that these policies and practices fairly and responsibly reward individuals having regard to performance, and reflect Westpac’s risk management framework, the law and the highest standard of governance. The Board Remuneration Committee reviews and makes recommendations to the Board in relation to: the Group Remuneration Policy; remuneration arrangements for the individuals and groups outlined above; the remuneration structures for each category of persons covered by the Group Remuneration Policy; corporate goals and objectives relevant to the remuneration of the CEO; STVR and LTVR plans and outcomes and adjustments (including forfeiture and clawback) for the Group Executives, any other accountable persons under the Banking Executive Accountability Regime and any other person the Board determines; and approving any equity-based plans. In carrying out its duties, the Board Remuneration Committee accesses risk and financial control personnel and engages external advisers who are independent of management. Members of the Board Remuneration Committee are independent Non-executive Directors. Further detail is contained in the Board Remuneration Committee Charter which is available on Westpac’s website. There were eight Board Remuneration Committee meetings held during the financial year ended 30 September 2021 (FY21). The FY21 Board Remuneration Committee Chairman fee was $63,800 and the FY21 base fee for Board Remuneration Committee members was $29,000. Interaction with other Board Committees Management remuneration oversight committees Members of the Board Remuneration Committee are all members of either the Board Risk Committee or the Board Legal, Regulatory & Compliance Committee. The cross membership of those Committees supports alignment between risk and reward. The Board Remuneration Committee seeks feedback from and considers matters raised by other Board Committees with respect to remuneration outcomes, adjustments to remuneration in light of relevant matters and alignment of remuneration with the risk management framework. Divisional remuneration oversight committees consider areas of risk and consider potential implications for remuneration. These committees report to the Group Remuneration Oversight Committee which in turn considers consistency of remuneration across the Group and provides information to the Board Remuneration Committee and Board for review and decision- making as appropriate. During the financial year, remuneration governance arrangements were reviewed and minor changes were made to enhance the Terms of Reference for the Group Remuneration Oversight Committee. Remuneration consultants In 2021, the Board retained Guerdon Associates to provide specialist information on executive remuneration and other remuneration matters. The services were provided directly to the Board Remuneration Committee independent of management. The Chairman of the Board Remuneration Committee oversees the engagement and associated costs. Work undertaken by Guerdon Associates during 2021 included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration. In 2021, no remuneration recommendations, as prescribed under the Corporations Act 2001 (Cth) (Corporations Act), were made by Board advisors. Independence of risk and financial control employees The remuneration structure for risk and financial control employees is designed to support independence and avoid conflicts of interest. The remuneration mix for risk and financial control employees generally consists of a higher proportion of fixed pay to variable reward. In addition, the Group follows a process of ‘two-up’ approval for all remuneration decisions. This means that

Pillar 3 report Remuneration Westpac Group September 2021 Pillar 3 report | 91 remuneration is approved by the next most senior person above the employee’s manager. This approach is also reflected in our requirement for the Board, based on recommendations from the Board Remuneration Committee, to approve performance outcomes and remuneration for specified groups including the CEO and Group Executives and other persons whose activities in the Board’s opinion may affect the financial soundness of the Group and any other person specified by APRA. Remuneration and risk Westpac’s remuneration strategy, total reward framework, policies and practices reflect the sound risk management that is fundamental to the way the Group operates. Westpac integrates risk management into remuneration by designing and managing arrangements in a manner that encourages behaviour that supports our long term financial soundness and risk management framework. The performance of the Group and each division is reviewed and measured with reference to how risk is managed in line with Westpac’s Risk Appetite Statement and the results influence remuneration outcomes. The key risks that are considered include strategic risk, risk culture, operational risk, compliance and conduct, financial crime, cyber risk, reputational and sustainability risk, capital adequacy, funding and liquidity risk, credit risk and market risk. In addition, STVR outcomes are influenced by relevant risk-related measures as well as matters through the Board’s application of the scorecard modifier, which is informed by risk and compliance input independent of the business or functional area. The deferral framework provides consistency across the Group and enhances our remuneration framework from a risk management perspective. The deferral framework provides the Board with the ability to adjust all forms of unvested deferred variable reward downwards, including to zero, if having regard to circumstances or information which has come to light after the grant of the deferred equity or cash, all or part of the initial award was not justified. In addition, failure to meet mandatory risk management and compliance requirements impacts eligibility for a fixed pay adjustment and variable reward participation, and may result in disciplinary action and/or termination of employment. Remuneration adjustments for prior period matters The Board may adjust all forms of unvested deferred variable reward downward, including to zero, for matters arising from a prior period if circumstances or information come to light which mean that in the Board’s view all or part of the award was not appropriate. Having decided that a downward adjustment is appropriate and determined the amount of any adjustment, typically the Board will first apply that adjustment against the STVR for the current performance period. In instances where an adjustment to current year STVR is insufficient or unavailable, the Board may apply the adjustment to unvested deferred variable reward. Clawback provides an additional mechanism to recover vested deferred variable reward in certain limited circumstances for awards made in respect of performance periods commencing on or after 1 October 2019. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019. Variable reward pool The Board determines the size of the variable reward pool each year. This is based on the Group’s performance for the year and an assessment of how profit should be shared between shareholders and employees while retaining sufficient capital for growth. A broad range of non-financial measures including customer outcomes, talent retention and market competitiveness are considered when determining the pool. Scorecards STVR awards are determined with reference to an assessment of performance. For FY21, the CEO, Group Executives and General Managers performance was assessed against a scorecard split into three sections. Values and behaviours assessment: Consideration of the degree to which individuals have demonstrated Westpac's values of 'Helpful, Ethical, Leading change, Performing and Simple'. Focus areas: Consideration of financial and non-financial measures aligned to Westpac’s key strategic priorities to support an initial scorecard result. In assessing outcomes for each focus area, a number of factors are taken into account. For example: o matters not known or not relevant at the beginning of the performance period which are relevant to the under or over performance of the employee over the performance period; o the degree of difficulty associated with achieving the targets that had been set in the scorecard (and the context of those targets);

Pillar 3 report
Remuneration

  - whether the budgetary assumptions that were present when performance targets were set remain correct (and the current financial environment compared with those assumptions); and
  - comparisons with the performance of Westpac's main competitors having regard to major shareholder and customer benchmarks as well as the composition and/or consistency of financial result performance.
- *Modifier:* Consideration of significant matters not fully reflected in the focus areas, including risk and reputation matters, people management matters, and any other matters as determined by the Board, to support the adjustment of the overall scorecard result, upwards or downwards (including to zero).

The table below sets out the focus areas of the Group scorecard for FY21 which forms part of the CEO scorecard.

Category	Weighting	Examples of measures[1]
Fix	30%	• Delivery of the Customer Outcomes and Risk Excellence (CORE) Integrated Plan measured by committed activities and associated outcomes.
Simplify	20%	• Exit of non-core businesses and consolidating international operations • Embedding the Lines of Business operating model • Using data and technology to transform the customer experience • Reducing systems and technology complexity
Perform	50%	• Enhancing financial returns and optimising capital • Growth in key markets • Resetting the cost base • Providing market leading customer service

Westpac's strategic priorities are cascaded from the CEO's scorecard to the scorecards of senior managers and material risk takers in combination with other divisional or functional measures which support the Group's strategic short and long term goals. Weightings and measures reflect variations in roles.

The performance measures and weightings within the CEO scorecard were updated to reflect the Group's strategic priorities of 'Fix. Simplify. Perform'. This included embedding the requirements of the Enforceable Undertaking by placing a weighting of 30% for the delivery of the Customer Outcomes and Risk Excellence (CORE) Integrated Plan. The impact of these changes on remuneration outcomes was informed by Group and individual performance in these areas.

Scorecard focus areas for senior managers and material risk takers are consistent with that of the CEO's:

- Performance measures such as Westpac Group and divisional cash earnings, return on tangible equity, core earnings growth, expense to income and expense management accounted for up to 45% of senior managers' scorecards.
- The CEO and each senior manager are assessed on specific risk measures that may influence any discretionary adjustment to the scorecard.
- Scorecards for material risk takers at the General Manager level may also include risk measures related to financial risk and balance sheet management with non financial risk included in the modifier section of the scorecard. Metrics include the common equity tier 1 ratio, the net stable funding ratio and the liquidity coverage ratio.
- Senior Managers and material risk takers below the General Manager level have goals and objectives that are set in agreement with their manager with no standardised percentage weightings.

[1] Individual measures will differ for each senior manager.

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Pillar 3 report
Remuneration

Quantitative Disclosures

For 2021, five senior managers received payments totalling $2,675,710 and two material risk takers received payments totalling $1,059,188 reflecting annual incentives foregone from their previous employers on appointment to Westpac. Five other senior managers received termination payments totalling $3,909,225 on their termination from Westpac. No senior manager or material risk taker received a guaranteed bonus in 2021.

Deferred remuneration

	30 September 2021				30 September 2020			
$000	Total amount oustanding[1]	Paid out in financial year	Explicit reductions[2]	Implicit reductions[3]	Total amount oustanding[1]	Paid out in financial year	Explicit reductions[2]	Implicit reductions[3]
Senior managers	102,487	6,365	(5,014)	-	54,012	10,639	(40,328)	(40,114)
Material risk takers	9,537	2,891	-	-	9,343	7,498	(1,089)	(6,939)

Total value of remuneration awards for the current financial year for senior managers and material risk takers[4]

	30 September 2021				30 September 2020			
	Senior managers		Material risk takers		Senior managers		Material risk takers	
$000	Unrestricted	Deferred	Unrestricted	Deferred	Unrestricted	Deferred	Unrestricted	Deferred
Fixed remuneration								
- Cash based[5]	26,350	-	4,267	-	26,204	-	4,861	-
- Shares and share-linked instruments	-	-	-	-	-	-	-	-
- Other[6]	1,089	-	353	-	1,458	-	369	-
Variable remuneration[7]								
- Cash based[8]	7,260	-	5,023	-	(354)	-	4,315	-
- Shares and share-linked instruments[9]	-	14,361	-	4,281	-	5,340	-	5,002
- Other	-	-	-	-	-	-	-	-

[1] Value of unvested holdings at 30 September. All outstanding deferred remuneration is subject to either explicit or implicit adjustments.
[2] The 2021 explicit adjustment reflects testing of the ROE and TSR hurdles on 1 October 2020. Explicit adjustments may also include malus, clawback or similar reversals or downward revaluations of awards. The 2020 comparison has been restated to reflect updated explicit reductions.
[3] Implicit adjustments include fluctuations in the value of shares or performance units during the year.
[4] Prepared in accordance with APS330 Table 22A and accounting standard AASB 2, consistent with the process for the Annual Report.
[5] Cash based fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc. and any associated fringe benefits tax) and an accrual for annual leave entitlements.
[6] Other fixed remuneration relates to post-employment benefits. Senior managers and material risk takers are provided with insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119.
[7] 31 of 35 senior managers and 7 of 7 material risk takers received variable reward in respect of 2021. 3 of 32 senior managers and 6 of 7 material risk takers received variable reward in respect of 2020.
[8] Cash based variable reward reflects annual cash performance awards accrued but not yet paid in respect of the year ended 30 September.
[9] The value of restricted shares is amortised over the performance year the award was earned and the applicable vesting period. The amount shown is the amortisation relating to 2021 and the 2020 comparison has been restated to align with the current year approach given amortisation in prior years commenced from the beginning of the vesting period. In addition, the assessment of fair value and the use of grant dates for some awards has been amended, consistent with the relevant Annual Report.

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Westpac Group September 2021 Pillar 3 report | 93

Pillar 3 report
Appendix I | Regulatory capital reconciliation

Balance Sheet Reconciliation

30 September 2021 $m	Group Balance Sheet	Adjustment	Level 2 Regulatory Balance Sheet	Reconciliation Table Capital Disclosure Template
Assets				
Cash and balances with central banks	71,353	(11)	71,342	
Collateral paid	4,232	-	4,232	
Due from subsidiaries	-	513	513	
Trading securities and financial assets measured at fair value through income statement (FVIS)	21,101	(134)	20,967	
Derivative financial instruments	19,353	-	19,353	
Available-for-sale securities	-	-	-	
Investment securities	83,417	(152)	83,265	
Loans	709,784	-	709,784	
Other financial assets	6,394	(350)	6,044	
Current tax assets	31	-	31	
Life insurance assets	-	-	-	
Investments in associates	58	(24)	34	
Property and equipment	2,853	-	2,853	
Deferred tax assets	2,437	(8)	2,429	Table a
Intangible assets	10,109	-	10,109	Table b
Investments in life & general insurance, funds management & securitisation entities	-	2,044	2,044	Table c
Other assets	567	(9)	558	
Assets held for sale	4,188	(3,174)	1,014	
Total assets	935,877	(1,305)	934,572	
Liabilities				
Collateral received	2,368	-	2,368	
Due to subsidiaries	-	1,006	1,006	
Deposits and other borrowings	626,955	-	626,955	
Other financial liabilities	50,309	(153)	50,156	
Derivative financial instruments	18,059	-	18,059	
Debt issues	128,779	-	128,779	
Current tax liabilities	71	(8)	63	
Life insurance liabilities	-	-	-	
Provisions	3,571	(66)	3,505	
Deferred tax liabilities	90	7	97	
Loan capital	29,067	-	29,067	Table d and e
Other liabilities	3,679	1	3,680	
Liabilities held for sale	837	(828)	9	
Total liabilities	863,785	(41)	863,744	
Equity				
Ordinary share capital	41,601	(57)	41,544	Row 1
Treasury shares and RSP treasury shares	(606)	-	(606)	Table f
Reserves	2,227	(89)	2,138	Table g
Retained Profits	28,813	(1,118)	27,695	Row 2
Non-controlling interests	57	-	57	
Total equity	72,092	(1,264)	70,828	

94 | Westpac Group September 2021 Pillar 3 report

Westpac GROUP

Pillar 3 report
Appendix I | Regulatory capital reconciliation

$m	30 September 2021	Capital Disclosure Template Reference
Table a		
Deferred Tax Assets		
Total Deferred Tax Assets per level 2 Regulatory Balance Sheet	2,429	
Add: Held for sale deferred tax assets (per Level 2)	-	
Deferred tax asset adjustment before applying prescribed thresholds	2,429	Row 26e
Less: Amounts below prescribed threshold - risk weighted	(2,429)	Row 75
Total per Capital Disclosure Template - Deferred Tax Asset	-	Row 21 / 25

$m	30 September 2021	Capital Disclosure Template Reference
Table b		
Goodwill and other intangible assets		
Total Goodwill and Intangibles Assets per level 2 Regulatory Balance Sheet	10,109	
Less: Capitalised Software Disclosed Under Intangibles	(1,840)	Row 9
Total per Capital Disclosure Template - Goodwill	8,269	Row 8

$m	30 September 2021	Capital Disclosure Template Reference
Table c		
Equity Investments		
Significant Investment in financial entities	31	
Equity Investments in non-consolidated subsidiaries	2,044	
Total Significant Investment in financial entities	2,075	Row 73
Non-significant Investment in financial entities	102	Row 72
Total Investments in financial institutions	2,177	Row 26d
Investment in commercial entities	30	Row 26g
Total Equity Investments before applying prescribed threshold	2,207	
Less: Amounts below prescribed threshold	(2,207)	
Total per Capital Disclosure Template - Equity Investments	-	Row 18/ 19/ 23

$m	30 September 2021	Capital Disclosure Template Reference
Table d		
Additional Tier 1 Capital		
Total Loan Capital per Level 2 Regulatory Balance Sheet	29,067	
Less: Tier 2 Capital Instruments Reported Below	(18,851)	
Add: Capitalised Issue Costs for Additional Tier 1 Capital Instruments[1]	54	
Less: Fair Value Adjustment[2]	(90)	
Total per Capital Disclosure Template - Tier 1 Capital	10,180	Row 36
Additional Tier 1 Capital included in Regulatory Capital		
Westpac Capital Notes 2	1,311	
Westpac Capital Notes 4	550	
Westpac Capital Notes 5	1,690	
Westpac Capital Notes 6	1,423	
SEC Registered Capital Securities	1,733	
Westpac Capital Notes 7	1,723	
Westpac Capital Notes 8	1,750	
Total Basel III complying instruments	10,180	Row 30
Total Basel III non complying instruments	-	Row 33
Total per Capital Disclosure Template - Additional Tier 1 Capital Instruments	10,180	Row 36

[1] Unamortised issue costs relating to capital instruments are netted off against each instrument in the Balance Sheet. For regulatory capital purposes, these capital instruments are shown gross of unamortised issue costs. The unamortised issue costs are deducted from CET1 as part of capitalised expenses in Row 26f in the capital disclosure template.

[2] For regulatory capital purposes, APRA requires these instruments to be included as if they were unhedged.

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Appendix I | Regulatory capital reconciliation

$m	30 September 2021	Capital Disclosure Template Reference
Table e		
Tier 2 Capital		
Total Tier 2 Capital per Level 2 Regulatory Balance Sheet	18,851	
Add: Capitalised Issue Costs for Tier 2 Capital Instruments[1]	43	
Less: Fair Value Adjustment[2]	(179)	
Less: Cumulative amortisation of Tier 2 Capital Instruments	-	
Less: Basel III transitional adjustment	-	Row 56c
Provisions	51	Row 50 / 76
Total per Capital Disclosure Template - Tier 2	18,766	Row 51
Tier 2 Capital included in Regulatory Capital		
AUD350 million Westpac Subordinated Notes	350	
SDG325 million Westpac Subordinated Notes	331	
USD100 million Westpac Subordinated Notes	138	
JPY20,000 million Westpac Subordinated Notes	248	
JPY10,200 million Westpac Subordinated Notes	127	
JPY10,000 million Westpac Subordinated Notes	124	
AUD175 million Westpac Subordinated Notes	175	
USD1,500 million Westpac Subordinated Notes	2,077	
JPY8,000 million Westpac Subordinated Notes	99	
JPY13,500 million Westpac Subordinated Notes	167	
JPY12,000 million Westpac Subordinated Notes	149	
HKD 600 million Westpac Subordinated Notes	107	
AUD350 million Westpac Subordinated Notes	350	
AUD185 million Westpac Subordinated Notes	185	
AUD250 million Westpac Subordinated Notes	250	
AUD130 million Westpac Subordinated Notes	130	
AUD725 million Westpac Subordinated Notes II	725	
USD1,000 million Westpac Subordinated Notes	1,380	
USD1,250 million Westpac Subordinated Notes	1,730	
AUD1,000 million Westpac Subordinated Notes	1,000	
USD1,500 million Westpac Subordinated Notes	2,077	
USD1,000 million Westpac Subordinated Notes	1,380	
USD1,500 million Westpac Subordinated Notes	2,075	
AUD1,250 million Westpac Subordinated Notes	1,250	
EUR1,000 million Westpac Subordinated Notes	1,604	
Total Basel III complying instruments	18,228	Row 46
USD352 million Perpetual Floating Rate Notes	487	
Total Basel III non complying instruments	487	
Less: Basel III transitional adjustment	-	Row 85
Total Basel III non complying instruments after transitional adjustment	487	Row 47
Provisions	51	Row 50 / 76
Total per Capital Disclosure Template - Tier 2 Capital Instruments	18,766	Row 51

$m	30 September 2021	Capital Disclosure Template Reference
Table f		
Treasury Shares and RSP Treasury Shares		
Total treasury shares per Level 2 Regulatory Balance Sheet	(606)	
Less: Treasury Shares not included for Level 2 Regulatory Capital	(57)	
Total per Capital Disclosure Template - Treasury Shares	(663)	Row 26a

$m	30 September 2021	Capital Disclosure Template Reference
Table g		
Accumulated Other Comprehensive Income (and other reserves)		
Total reserves per Level 2 Regulatory Balance Sheet	2,138	
Less: Share Based Payment Reserve not included within capital	(53)	
Total per Capital Disclosure Template - Accumulated Other Comprehensive Income (and other reserves)	2,085	Row 3

[1] For regulatory capital purposes, APRA requires these instruments to be included as if they were unhedged.

96 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Appendix I | Regulatory capital reconciliation

The capital disclosure template below represents the post 1 January 2018 Basel III template.

$m		30 September 2021	Table Reference
	Common Equity Tier 1 capital: instruments and reserves		
1	Directly issued qualifying ordinary shares (and equivalent for mutually-owned entities) capital	41,544	
2	Retained earnings	27,695	
3	Accumulated other comprehensive income (and other reserves)	2,085	Table g
4	Directly issued capital subject to phase out from CET1 (only applicable to mutually-owned companies)	-	
5	Ordinary share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	57	
6	**Common Equity Tier 1 capital before regulatory adjustments**	71,381	
	Common Equity Tier 1 capital : regulatory adjustments		
7	Prudential valuation adjustments	-	
8	Goodwill (net of related tax liability)	(8,269)	Table b
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(1,840)	Table b
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	-	
11	Cash-flow hedge reserve	(196)	
12	Shortfall of provisions to expected losses	(225)	
13	Securitisation gain on sale (as set out in paragraph 562 of Basel II framework)	-	
14	Gains and losses due to changes in own credit risk on fair valued liabilities	(24)	
15	Defined benefit superannuation fund net assets	(64)	
16	Investments in own shares (if not already netted off paid-in capital on reported balance sheet)	57	
17	Reciprocal cross-holdings in common equity	-	
18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the ADI does not own more than 10% of the issued share capital (amount above 10% threshold)	-	Table c
19	Significant investments in the ordinary shares of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	-	Table c
20	Mortgage service rights (amount above 10% threshold)	-	
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	-	Table a
22	Amount exceeding the 15% threshold	-	
23	of which: significant investments in the ordinary shares of financial entities	-	Table c
24	of which: mortgage servicing rights	-	
25	of which: deferred tax assets arising from temporary differences	-	Table a
26	National specific regulatory adjustments (sum of rows 26a, 26b, 26c, 26d, 26e, 26f, 26g, 26h, 26i and 26j)	(7,012)	
26a	of which: treasury shares	(663)	Table f
26b	of which: offset to dividends declared under a dividend reinvestment plan (DRP), to the extent that the dividends are used to purchase new ordinary shares issued by the ADI	-	
26c	of which: deferred fee income	238	
26d	of which: equity investments in financial institutions not reported in rows 18, 19 and 23	(2,177)	Table c
26e	of which: deferred tax assets not reported in rows 10, 21 and 25	(2,429)	Table a
26f	of which: capitalised expenses	(1,951)	
26g	of which: investments in commercial (non-financial) entities that are deducted under APRA prudential requirements	(30)	Table c
26h	of which: covered bonds in excess of asset cover in pools	-	
26i	of which: undercapitalisation of a non-consolidated subsidiary	-	
26j	of which: other national specific regulatory adjustments not reported in rows 26a to 26i	-	
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions	-	
28	**Total regulatory adjustments to Common Equity Tier 1**	(17,573)	
29	**Common Equity Tier 1 Capital (CET1)**	53,808	

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Appendix I | Regulatory capital reconciliation

$m		30 September 2021	Table Reference
	Additional Tier 1 Capital: instruments		
30	Directly issued qualifying Additional Tier 1 instruments	10,180	Table d
31	of which: classified as equity under applicable accounting standards	-	
32	of which: classified as liabilities under applicable accounting standards	10,180	Table d
33	Directly issued capital instruments subject to phase out from Additional Tier 1	-	
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)	-	
35	of which: instruments issued by subsidiaries subject to phase out	-	
36	**Additional Tier 1 Capital before regulatory adjustments**	10,180	Table d
	Additional Tier 1 Capital: regulatory adjustments		
37	Investments in own Additional Tier 1 instruments	(25)	
38	Reciprocal cross-holdings in Additional Tier 1 instruments	-	
39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the ADI does not own more than 10% of the issued share capital (amount above 10% threshold)	-	
40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)	-	
41	National specific regulatory adjustments (sum of rows 41a, 41b and 41c)	-	
41a	of which: holdings of capital instruments in group members by other group members on behalf of third parties	-	
41b	of which: investments in the capital of financial institutions that are outside the scope of regulatory consolidations not reported in rows 39 and 40	-	
41c	of which: other national specific regulatory adjustments not reported in rows 41a and 41b	-	
42	Regulatory adjustments applied to Additional Tier 1 due to insufficient Tier 2 to cover deductions	-	
43	**Total regulatory adjustments to Additional Tier 1 capital**	(25)	
44	**Additional Tier 1 capital (AT1)**	10,155	Table d
45	**Tier 1 Capital (T1=CET1+AT1)**	63,963	
	Tier 2 Capital: instruments and provisions		
46	Directly issued qualifying Tier 2 instruments	18,228	Table e
47	Directly issued capital instruments subject to phase out from Tier 2	487	Table e
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group T2)	-	
49	of which: instruments issued by subsidiaries subject to phase out	-	
50	Provisions	51	Table e
51	**Tier 2 Capital before regulatory adjustments**	18,766	Table e
	Tier 2 Capital: regulatory adjustments		
52	Investments in own Tier 2 instruments	(100)	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Investments in the Tier 2 capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the ADI does not own more than 10% of the issued share capital (amount above 10% threshold)	-	
55	Significant investments in the Tier 2 capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(140)	
56	National specific regulatory adjustments (sum of rows 56a, 56b and 56c)	(121)	
56a	of which: holdings of capital instruments in group members by other group members on behalf of third parties	-	
56b	of which: investments in the capital of financial institutions that are outside the scope of regulatory consolidation not reported in rows 54 and 55	(121)	
56c	of which: other national specific regulatory adjustments not reported in rows 56a and 56b	-	
57	**Total regulatory adjustments to Tier 2 capital**	(361)	
58	**Tier 2 capital (T2)**	18,405	
59	**Total capital (TC=T1+T2)**	82,368	
60	**Total risk-weighted assets based on APRA standards**	436,650	

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Appendix I | Regulatory capital reconciliation

$m		30 September 2021	Table Reference
	Capital ratios and buffers		
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	12.3%	
62	Tier 1 (as a percentage of risk-weighted assets)	14.6%	
63	Total capital (as a percentage of risk-weighted assets)	18.9%	
64	Buffer requirement (minimum CET1 requirement of 4.5% plus capital conservation buffer of 2.5% plus any countercyclical buffer requirements expressed as a percentage of risk-weighted assets)[1]	8.0%	
65	of which: capital conservation buffer requirement[1]	3.5%	
66	of which: ADI-specific countercyclical buffer requirements	0.0%	
67	of which: G-SIB buffer requirement (not applicable)	NA	
68	Common Equity Tier 1 available to meet buffers (as a percentage of risk-weighted assets)	12.3%	
	National minima (if different from Basel III)		
69	National Common Equity Tier 1 minimum ratio (if different from Basel III minimum)	4.5%	
70	National Tier 1 minimum ratio (if different from Basel III minimum)	6.0%	
71	National total capital minimum ratio (if different from Basel III minimum)	8.0%	
	Amount below thresholds for deductions (not risk-weighted)		
72	Non-significant investments in the capital of other financial entities	102	Table c
73	Significant investments in the ordinary shares of financial entities	2,075	Table c
74	Mortgage servicing rights (net of related tax liability)	-	
75	Deferred tax assets arising from temporary differences (net of related tax liability)	2,429	Table a
	Applicable caps on the inclusion of provisions in Tier 2		
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardised approach (prior to application of cap)	51	Table e
77	Cap on inclusion of provisions in Tier 2 under standardised approach	177	
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)	-	Table e
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	2,022	
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2018 and 1 Jan 2022)		
80	Current cap on CET1 instruments subject to phase out arrangements	NA	
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	NA	
82	Current cap on AT1 instruments subject to phase out arrangements	557	
83	Amount excluded from AT1 instruments due to cap (excess over cap after redemptions and maturities)	-	
84	Current cap on T2 instruments subject to phase out arrangements	569	
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	-	Table e

Countercyclical buffer

The table below details Westpac's countercyclical buffer requirement.

	Exposure at default	Risk Weighted Assets[2]	Jurisdictional buffer	ADI-specific buffer
Hong Kong	1,150	504	1.000%	0.00140%
Luxembourg	2	1	0.500%	0.00000%
Norway	1	1	1.000%	0.00000%
Other	1,132,930	359,765	0.000%	0.00000%
Total	1,134,083	360,270		0.00140%

Total Risk Weighted Assets	436,650
Countercyclical capital buffer	6

[1] Includes 1% Domestic Systemically Important Bank (D-SIB) requirement.
[2] Represents total private sector (excludes Banks and Sovereigns) credit and specific market risk weighted assets.

Westpac GROUP
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Pillar 3 report Appendix II | Entities included in regulatory consolidation 100 | Westpac Group September 2021 Pillar 3 report This appendix lists all subsidiaries controlled by Westpac according to their level of regulatory consolidation. Level 1 Entities The following controlled entities have been approved by APRA for inclusion in the Westpac ADI’s ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy at Level 1: Westpac Banking Corporation Westpac Capital-NZ-Limited 1925 (Commercial) Pty Limited Westpac Debt Securities Pty Limited 1925 (Industrial) Pty Limited Westpac Direct Equity Investments Pty Limited Belliston Pty Limited Westpac Equity Investments NZ Limited Bill Acceptance Corporation Pty Limited Westpac Finance (HK) Limited Capital Finance Australia Limited Westpac Financial Holdings Pty Limited CBA Pty Limited Westpac Group Investment-NZ-Limited Challenge Limited Westpac Holdings-NZ-Limited Mortgage Management Pty Limited Westpac Investment Capital Corporation Partnership Pacific Pty Limited Westpac Investment Vehicle No.2 Pty Limited Partnership Pacific Securities Pty Limited Westpac Investment Vehicle Pty Limited Pashley Investments Pty Limited Westpac Leasing Nominees-Vic.-Pty Limited Sallmoor Pty Limited Westpac New Zealand Group Limited Sixty Martin Place (Holdings) Pty Limited Westpac Overseas Holdings No. 2 Pty Limited St.George Business Finance Pty Limited Westpac Overseas Holdings Pty Limited St.George Equity Finance Limited Westpac Properties Limited St.George Finance Holdings Limited Westpac Securitisation Holdings Pty Limited St.George Security Holdings Pty Limited Westpac Structured Products Limited Value Nominees Pty Limited Westpac TPS Trust Westpac Administration 2 Pty Limited Westpac Unit Trust Westpac Administration Pty Limited Westpac USA Inc. Westpac Americas Inc. Level 2 Entities The following controlled entities are included in the Level 2 consolidation (along with the ELE entities) for the purposes of measuring capital adequacy: 1925 Advances Pty Limited Capital Fleetlease Pty Limited Altitude Administration Pty Limited Capital Motor Finance Pty Limited Altitude Rewards Pty Limited Capital Rent Group Pty Limited Aotearoa Financial Services Limited Crusade ABS Series 2017-1P Trust BT (Queensland) Pty Limited Crusade ABS Series 2018-1P Trust BT Australia Pty Limited Crusade Trust No.2P of 2008 BT Financial Group (NZ) Limited Danaby Pty Limited BT Financial Group Pty Limited General Credits Pty Limited BT Securities Limited Hastings Management Pty Limited Capital Corporate Finance Pty Limited Net Nominees Limited Capital Finance (NZ) Pty Limited Number 120 Limited

Pillar 3 report
Appendix II | Entities included in regulatory consolidation

Level 2 Entities (Continued)

Qvalent Pty Limited
RAMS Financial Group Pty Limited
RMS Warehouse Trust 2007-1
Series 2008-1M WST Trust
Series 2012-1 WST Trust
Series 2013-1 WST Trust
Series 2013-2 WST Trust
Series 2014-1 WST Trust
Series 2014-2 WST Trust
Series 2015-1 WST Trust
Series 2019-1 WST Trust
Series 2020-1 WST Trust
Series 2021-1 WST Trust
SIE-LEASE (Australia) Pty Limited
St.George Commercial Credit Corporation Pty Limited
St.George Finance Limited
St.George Motor Finance Limited
The Home Mortgage Company Limited
W2 Investments Pty Limited
Westpac (NZ) Investments Limited
Westpac Administration 3 Pty Limited
Westpac Administration 4 Pty Limited
Westpac Altitude Rewards Trust
Westpac Asian Lending Pty Limited
Westpac Bank-PNG-Limited
Westpac Capital Markets Holding Corp.
Westpac Capital Markets LLC
Westpac Cash PIE Fund
Westpac Covered Bond Trust
Westpac Digital Partnerships Pty Ltd
Westpac Equity Holdings Pty Limited
Westpac Europe GmbH
Westpac Europe Limited
Westpac Financial Consultants Pty Limited
Westpac Financial Services Group Limited
Westpac Financial Services Group-NZ-Limited
Westpac Global Capital Markets Pty Limited
Westpac Investment Vehicle No.3 Pty Limited
Westpac New Zealand Limited
Westpac Notice Saver PIE Fund
Westpac NZ Covered Bond Holdings Limited
Westpac NZ Covered Bond Limited
Westpac NZ Operations Limited
Westpac NZ Securitisation Holdings Limited
Westpac NZ Securitisation Limited
Westpac NZ Securitisation No.2 Limited
Westpac Securities Limited
Westpac Securities NZ Limited
Westpac Securitisation Management Pty Limited
Westpac Singapore Limited
Westpac Syndications Management Pty Limited
Westpac Term PIE Fund

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Westpac Group September 2021 Pillar 3 report | 101

Pillar 3 report
Appendix II | Entities included in regulatory consolidation

Level 3 Entities

The following controlled entities are excluded from the Level 2 consolidation but form part of the conglomerate group at Level 3:

Advance Asset Management Limited

Asgard Capital Management Limited

Asgard Wealth Solutions Limited

BT Funds Management (NZ) Limited

BT Funds Management Limited

BT Funds Management No.2 Limited

BT Portfolio Services Limited

eQR Securities Pty. Limited

GIS Private Nominees Pty Limited

Hastings Funds Management Pty Limited

Hyde Potts Insurance Services Pte. Limited

Magnitude Group Pty Limited

Pendal Short Term Income Fund

Red Bird Ventures Limited

Reinventure Fund, I.L.P.

Reinventure Fund II I.L.P

Reinventure Fund III I.L.P

Reinventure Special Purpose Investment Unit Trust

Securitor Financial Group Pty Limited

Sydney Capital Corporation Inc.

Waratah Receivables Corporation Pty Limited

Waratah Securities Australia Limited

Westpac Custodian Nominees Pty Limited

Westpac Financial Services Limited

Westpac Life Insurance Services Limited

Westpac Life-NZ-Limited

Westpac New Zealand Staff Superannuation Scheme Trustee Limited

Westpac Nominees-NZ-Limited

Westpac RE Limited

Westpac Securities Administration Limited

Westpac Superannuation Nominees-NZ-Limited

102 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Appendix III | Level 3 entities' assets and liabilities

The following legal entities are excluded from the regulatory scope of consolidation.

The total assets and liabilities should not be aggregated because some of the entities are holding companies for other entities in the table shown below.

30 September 2021 **$m**	**Total Assets**	**Liabilities (excluding equity)**
a) Securitisation		
Sydney Capital Corporation Inc.	-	-
Waratah Receivables Corporation Pty Limited	-	1
Waratah Securities Australia Limited	-	-
b) Insurance, funds management and other		
Advance Asset Management Limited	58	39
Asgard Capital Management Limited	51	26
Asgard Wealth Solutions Limited	24	7
BT Funds Management (NZ) Limited	93	17
BT Funds Management Limited	510	390
BT Funds Management No.2 Limited	9	2
BT Portfolio Services Limited	154	90
eQR Securities Pty. Limited	-	-
GIS Private Nominees Pty Limited	9	3
Hastings Funds Management Pty Limited	-	-
Hyde Potts Insurance Services Pte. Limited	17	-
Magnitude Group Pty Limited	4	-
Pendal Short Term Income Fund	301	301
Red Bird Ventures Limited	6	2
Reinventure Fund II I.L.P	66	-
Reinventure Fund III I.L.P	27	-
Reinventure Fund, I.L.P.	140	85
Reinventure Special Purpose Investment Unit Trust	41	2
Securitor Financial Group Pty Limited	3	-
Westpac Custodian Nominees Pty Limited	-	-
Westpac Financial Services Limited	40	22
Westpac Life Insurance Services Limited	3,265	1,170
Westpac Life-NZ-Limited	259	(24)
Westpac New Zealand Staff Superannuation Scheme Trustee Limited	-	-
Westpac Nominees-NZ-Limited	4	-
Westpac RE Limited	9	1
Westpac Securities Administration Limited	7	-
Westpac Superannuation Nominees-NZ-Limited	-	-

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Westpac Group September 2021 Pillar 3 report | 103

Pillar 3 report
Appendix IV | Regulatory expected loss

Capital deduction for regulatory expected loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from capital. The following table shows how the deduction is calculated.

$m	30 September 2021	31 March 2021	30 September 2020
Provisions associated with eligible portfolios			
Total provisions for impairment charges	5,007	5,508	6,163
plus general reserve for credit losses adjustment	-	-	-
plus provisions associated with partial write-offs	40	20	26
less ineligible provisions[1]	(104)	(106)	(118)
Total eligible provisions	4,943	5,422	6,071
Regulatory expected downturn loss	5,168	5,419	5,801
Excess/(shortfall) in eligible provisions compared to regulatory expected downturn loss	(225)	3	270
Common equity Tier 1 capital deduction for regulatory expected downturn loss in excess of eligible provisions[2]	(225)	(93)	(40)

[1] Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.
[2] Regulatory expected loss is calculated for portfolios subject to the Basel advanced IRB approach to credit risk. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures. As at 30 September 2021, there was $129 million excess of regulatory expected loss compared to eligible provisions for defaulted exposures (31 March 2020: $93 million).

104 | Westpac Group September 2021 Pillar 3 report

Pillar 3 report
Appendix V | APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements given by Attachments A, C, D and E of APS330 to the quantitative disclosures made in this report. The continuous reporting requirements for capital instruments under Attachment B are satisfied separately and can be found on the regulatory disclosures section on the Westpac website

In addition to this report, the regulatory disclosures section of the Westpac website[1] contains the reporting requirements for:

- Capital instruments under Attachment B of APS330; and
- The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually).

APS330 reference		Westpac disclosure	Page
General Requirements			
Paragraph 12	(a) (c) to (d)	Balance Sheet Reconciliation	94
Paragraph 13		Level 3 entities' assets and liabilities	103
Paragraph 49		Summary leverage ratio	22
Attachment A:			
Table 1: Capital disclosure template		Capital disclosure template	97
Attachment C:			
Table 3: Capital adequacy	(a) to (e)	Capital requirements	20
	(f)	Westpac's capital adequacy ratios	19
		Capital adequacy ratios of major subsidiary banks	19
Table 4: Credit risk	(a)	Exposure at Default by major type	34
	(b)	Impaired and past due loans by portfolio	41
	(c)	General reserve for credit losses	31
Table 5: Securitisation exposures	(a)	Banking book summary of securitisation activity by asset type	67
	(b)	Banking book summary of on and off-balance sheet securitisation by exposure type	68
	(c)	Trading book summary of on and off-balance sheet securitisation by exposure type	71
Attachment D:			
Table 6: Capital adequacy	(b) to (f)	Capital requirements	20
	(g)	Westpac's capital adequacy ratios	19
		Capital adequacy ratios of major subsidiary banks	19
Table 7: Credit risk - general disclosures	(b)	Exposure at Default by major type	34
	(c)	Exposure at Default by geography	39
	(d)	Exposure at Default by industry classification	36
	(e)	Exposure at Default by residual contractual maturity	40
	(f)	Impaired and past due loans by industry classification	42
	(g)	Impaired and past due loans by geography	43
	(h)	Movement in provisions for impairment charges	32
	(h)	Loan impairment provisions	31
	(i)	Exposure at Default by measurement method	35
	(j)	General reserve for credit losses	31
Table 8: Credit risk - disclosures for portfolios subject to the standardised approach and supervisory risk-weights in the IRB approaches (formerly Table 5)	(b)	Portfolios subject to the standardised approach	44
		Property finance	45
		Project finance	46

[1] http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

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Pillar 3 report
Appendix V | APS330 quantitative requirements

APS330 reference		Westpac disclosure	Page
Table 9: Credit risk - disclosures for portfolios subject to IRB approaches	(d)	Corporate portfolio by external credit rating	47
		Business lending portfolio by external credit rating	48
		Sovereign portfolio by external credit rating	49
		Bank portfolio by external credit rating	50
		Residential mortgages portfolio by PD band	51
		Australian credit cards portfolio by PD band	52
		Other retail portfolio by PD band	53
		Small business portfolio by PD band	54
	(e)	Actual losses	55
	(f)	Comparison of regulatory expected and actual loss rates	56
Table 10: Credit risk mitigation disclosures	(b) to (c)	Total exposure covered by collateral, credit derivatives and guarantees	59
Table 11: General disclosure for exposures related to counterparty credit risk	(b)	Counterparty credit risk summary	61
	(c)	Credit derivative transactions that create exposures to counterparty credit risk	61
Table 12: Securitisation exposures		**Banking Book**	
	(g) part i and (h) to (i)	Summary of assets securitised by Westpac	66
	(g) part ii	Summary of total Westpac sponsored third party assets securitised	66
	(j)	Summary of securitisation activity by asset type	67
	(k)	Summary of on and off-balance sheet securitisation by exposure type	68
	(l) part i	Securitisation exposure by risk weight band	69
	(l) part ii	Securitisation exposures deducted from capital	69
	(m)	Securitisation subject to early amortisation treatment	69
	(n) part i	Resecuritisation exposure subject to credit risk mitigation	69
	(n) part ii	Resecuritisation exposure to guarantors	70
		Trading Book	
	(o) part i and (p)	Summary of assets securitised by Westpac	70
	(o) part ii	Summary of total Westpac sponsored third party assets securitised	70
	(q)	Summary of securitisation activity by asset type	70
	(r)	Aggregate amount of exposures securitised by Westpac and subject to APS116 Capital Adequacy: Market Risk	70
	(s)	Summary of on and off-balance sheet securitisation by exposure type	71
	(t) part i	Securitisation exposure retained or purchase subject to specific risk	71
	(t) part ii	Securitisation exposure subject to APS120 for Specific risk by risk weight band	71
	(u) part i	Capital requirements for securitisation exposure subject to internal models approach (IMA) by risk classification	71
	(u) part ii	Capital requirements for securitisation regulatory capital approaches by risk weight band	71
	(u) part iii	Securitisation exposures deducted from capital	72
	(v)	Securitisation subject to early amortisation treatment	72
	(w) part i	Aggregate resecuritisation exposures retain or purchased subject to credit risk mitigation	72
	(w) part ii	Resecuritisation exposure to guarantors credit worthiness	72

106 | Westpac Group September 2021 Pillar 3 report
Westpac GROUP

Pillar 3 report
Appendix V | APS330 quantitative requirements

APS330 reference		Westpac disclosure	Page
Table 13: Market risk - disclosures for ADIs using the standard method	(b)	Market Risk regulatory capital and risk weighted assets	74
Table 14: Market risk - disclosures for ADIs using the IMA for trading portfolios	(d)	VaR and Stressed VaR by risk type	75
Table 16: Equities - disclosures for banking book positions	(b) to (c)	Book value of listed equity exposures by industry classification / Book value of unlisted equity exposures by industry classification	82
	(d) to (e)	Gains/losses	82
	(f)	Capital requirement[1]	NA
Table 17: Interest rate risk in the banking book	(b)	Change in economic value of sudden upward and downward movement in interest rates	78
	(b)	Capital requirement	78
Attachment E			
Table 18: Leverage ratio disclosure template		Leverage ratio disclosure	22
Table 19: Summary comparison of accounting assets vs leverage ratio exposure measure		Summary comparison of accounting assets vs leverage ratio exposure measure	23
Attachment F			
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	84
Table 21: Net Stable Funding Ratio template		Net Stable Funding Ratio disclosure	85
Attachment G[2]			
Table 21: Remuneration disclosure requirements	(g)	Governance structure	90
	(h)	Quantitative Disclosures	93
	(i)	Deferred remuneration	93
	(j) to (k)	Total value of remuneration awards for the current financial year for senior managers and material risk takers	93

[1] Equity exposures are not risk weighted at Level 2.
[2] Remuneration disclosure is an annual reporting requirement under APS330.

Westpac GROUP
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Pillar 3 report Glossary 108 | Westpac Group September 2021 Pillar 3 report Term Description Actual losses Represent direct write-offs and write-offs from provisions after adjusting for recoveries. Additional Tier 1 capital Comprises high quality components of capital that provide a permanent and unrestricted commitment of funds that are freely available to absorb losses but rank behind claims of depositors and other more senior creditors. They also provide for fully discretionary capital distributions. Alternate Liquid Assets (ALA) Assets that qualify for inclusion in the numerator of the LCR in jurisdictions where there is insufficient supply of HQLA. Advanced measurement approach (AMA) The capital requirement using the AMA is based on a bank’s internal operational risk systems, which must both measure and manage operational risk. Assets intended to be securitised Represents securitisation activity from the end of the reporting period to the disclosure date of this report. Australian accounting standards (AAS) A set of Australian reporting standards and interpretations issued by the Australian Accounting Standards Board. Australian and New Zealand standard industrial classification (ANZSIC) A code used by the Australian Bureau of Statistics and Statistics New Zealand for classifying businesses. Authorised deposit-taking institution (ADI) ADIs are corporations that are authorised under the Banking Act 1959 to carry on banking business in Australia. Banking book The banking book includes all securities that are not actively traded by Westpac. Committed Liquidity Facility (CLF) Facility established with the RBA to cover the shortfall in Australian dollars between the ADI’s holding of HQLA and net cash outflows. The CLF is an ALA for the Group’s LCR calculation. Common equity Tier 1 (CET1) capital The highest form of capital. The key components of common equity are shares, retained earnings and undistributed current year earnings. Credit valuation adjustment (CVA) risk Refer to mark-to-market related credit risk. Default A customer default is deemed to have occurred when Westpac considers that either or both of the following events have taken place: the customer is unlikely to pay its credit obligations to its financiers in full, without recourse by any of them to actions such as realising security (where held); and the customer is past due 90 or more calendar days on any material credit obligation to its financiers. Overdrafts will be considered past due once the customer has breached an advised limit, or been advised of a limit smaller than the current outstandings.

Pillar 3 report Glossary Westpac Group September 2021 Pillar 3 report | 109 Term Description Defaulted not impaired Includes facilities where: contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days (including accounts for customers who have been granted hardship assistance); or an order has been sought for the customer’s bankruptcy or similar legal action has been instituted, which may avoid or delay repayment of its credit obligations; and the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or where there are otherwise reasonable grounds to expect payment in full and interest is being taken to profit on an accrual basis. These facilities, while in default, are not treated as impaired for accounting purposes. Double default rules Double default applies to exposures where a particular obligor’s exposure has been hedged by the purchase of credit protection from a counterparty and loss will only occur if both obligor and counterparty default. In this instance, capital can be reduced. Exposure at default (EAD) EAD is calculated at facility level and includes outstandings as well as the proportion of committed undrawn that is expected to be drawn in the event of a future default. Extended licensed entity (ELE) An extended licensed entity (ELE) comprises an ADI and any subsidiaries of the ADI that have been approved by APRA as being part of a single ‘stand- alone’ entity. External credit assessment institution (ECAI) ECAI is an external institution recognised by APRA (directly or indirectly) to provide credit assessment in determining the risk-weights on financial institutions’ rated credit exposures (including securitisation exposures). Geography Geographic segmentation of exposures is based on the location of the office in which these items were booked. High-quality liquid assets (HQLA) Assets which meet APRA’s criteria for inclusion as HQLA in the numerator of the LCR. Impaired exposures Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held: facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; non-accrual facilities: exposures with individually assessed impairment provisions held against them, excluding restructured loans; restructured facilities: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer; other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and any other facilities where the full collection of interest and principal is in doubt.

Pillar 3 report Glossary 110 | Westpac Group September 2021 Pillar 3 report Term Description Industry Exposures to businesses, government and other financial institutions are classified into industry clusters based upon groups of related ANZSIC codes. Companies that operate in multiple industries are classified according to their primary industry. Consumer customers as classified as “retail” and not further broken down. Interest rate risk in the banking book (IRRBB) The risk to current and future year interest income arising from a mismatch between the duration of assets and liabilities that arises in the normal course of banking activities. Internal ratings-based approach (IRB & Advanced IRB) These approaches allow banks to use internal estimates of the risks of their loans as inputs into the determination of the amount of credit risk capital needed to support the organisation. In the Advanced IRB approach, banks must supply their own estimates for all three credit parameters – Probability of Default, Loss Given Default and Exposure at Default. Leverage ratio The leverage ratio is defined by APRA as Tier 1 capital divided by the “Exposure measure” and is expressed as a percentage. “Exposure measure” includes on-balance sheet exposures, derivatives exposures, securities financing transaction (SFT) exposures, and other off-balance sheet exposures. Liquidity coverage ratio (LCR) An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%. LCR is calculated as the percentage ratio of stock of HQLA, CLF and qualifying Reserve Bank of New Zealand securities over the total net cash out flows in a modelled 30 day defined stressed scenario. Loss given default (LGD) The LGD represents an estimate of the expected severity of a loss to Westpac should a customer default occur during a severe economic downturn. Westpac assigns LGD to each credit facility, assuming an event of default has occurred and taking into account a conservative estimate of the net realisable value of assets to which Westpac has recourse and over which it has security. LGDs also reflect the seniority of exposure in the customer’s capital and debt structure. Maturity The maturity date used is drawn from the contractual maturity date of the customer loans. Mark-to-market related credit risk The risk of mark-to-market losses related to deterioration in the credit quality of a derivative counterparty also referred to as credit valuation adjustment (CVA) risk. Monte Carlo simulation A method of random sampling to achieve numerical solutions to mathematical problems. Net cash outflows Total expected cash outflows minus total expected cash inflows in the specified LCR stress scenario calculated in accordance with APRA’s liquidity standard. Net interest income at risk (NaR) BRiskC approved limit expressed as a defined basis point shock in interest rates over a one year risk horizon. Net Stable Funding Ratio (NSFR) The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI’s capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI’s assets and off-balance sheet activities. ADI’s must maintain an NSFR of at least 100%. Off-balance sheet exposure Credit exposures arising from facilities that are not recorded on Westpac's balance sheet (under accounting methodology). Undrawn commitments and the expected future exposure calculated for Westpac's derivative products are included in off-balance sheet exposure.

Pillar 3 report Glossary Westpac Group September 2021 Pillar 3 report | 111 Term Description On balance sheet exposure Credit exposures arising from facilities that are recorded on Westpac's balance sheet (under accounting methodology). Potential future credit exposure (PFCE) The PFCE for each transaction is calculated by multiplying the effective notional principal amount by a credit conversion factor specified in APS112. Probability of default (PD) Probability of default is a through-the-cycle assessment of the likelihood of a customer defaulting on its financial obligations within one year. Resecuritisation A resecuritisation exposure is a securitisation exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitisation exposure. In addition, an exposure to one or more resecuritisation exposures is a resecuritisation exposure; Risk weighted assets (RWA) Assets (both on and off-balance sheet) are risk weighted according to each asset's inherent potential for default and what the likely losses would be in case of default. In the case of non-asset backed risks (i.e. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5. Securitisation purchased The purchase of third party securitisation exposure, for example residential mortgage backed securities. Securitisation retained Securitisation exposures arising through Westpac originated assets or generated by Westpac third party securitisation activity. Securities financing transactions (SFT) APRA defines SFTs as “transactions such as repurchase agreements, reverse repurchase agreements, and security lending and borrowing, and margin lending transactions, where the value of the transactions depends on the market valuation of securities and the transactions are typically subject to margin agreements.” Sponsor An ADI would generally be considered a sponsor if it, in fact or substance, manages or advises the securitisation program, places securities into the market, or provide liquidity and/or credit enhancements. Standard model The standard model for Market risk applies supervisory risk weights to trading positions. Stressed VaR (SVaR) Stressed VaR uses the approved VaR model but applies a period of significant market stress. Market risk capital is estimated by adding Stressed VaR to regular VaR. Substitution approach Substitutions refers to the rules governing the circumstances when capital can be reduced because an obligor’s exposure has been hedged by the purchase of credit protection from a counterparty and the counterparty’s PD is used in place of the obligors’ PD. Supervisory Formula Approach (SFA) The SFA applicable to unrated exposures dynamically looks at the type and performance of underlying asset pools funded by the securitisation exposure as well as the structural features of the transaction to determine capital requirements Tier 2 capital Includes other capital elements, which, to varying degrees, fall short of the quality of Tier 1 capital but still contribute to the overall strength of an entity as a gone concern capital.

Pillar 3 report Glossary 112 | Westpac Group September 2021 Pillar 3 report Term Description Trading book Trading book activity represents dealings that encompass book running and distribution activity. The types of market risk arising from trading activity include interest rate risk, foreign exchange risk, commodity risk, equity price risk, credit spread risk and volatility risk. Financial Markets and Treasury are responsible for managing market risk arising from Westpac’s trading activity. Value at risk (VaR) VaR is the potential loss in earnings from adverse market movements and is calculated over a one-day time horizon at a 99% confidence level using a minimum of one year of historical rate data. VaR takes account of all material market variables that may cause a change in the value of the trading portfolio and the banking book including interest rates, foreign exchange rates, price changes, volatility, and the correlation among these variables. Exchange rates The following exchange rates were used in the Westpac Pillar 3 report, and reflect spot rates for the period end. $ 30 September 2021 31 March 2021 30 September 2020 USD 0.7205 0.7596 0.7108 GBP 0.5359 0.5536 0.5540 NZD 1.0477 1.0892 1.0802 EUR 0.6211 0.6487 0.6060

Pillar 3 report Disclosure regarding forward-looking statements Westpac Group September 2021 Pillar 3 report | 113 This report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’, ‘outlook’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to: information security breaches, including cyberattacks; the effect of the global COVID-19 pandemic, which has had, and may continue to have, a negative impact on our business and global economic conditions, adversely affect a wide-range of Westpac’s key suppliers, third- party contractors and customers, create increased volatility in financial markets and result in increased impairments, defaults and write-offs; the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements; regulatory investigations, reviews and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy; the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees, and operational risks resulting from ineffective processes and controls, as well as breakdowns in processes and procedures requiring remediation activity; the failure to comply with financial crime obligations, which has had, and could further have, adverse effects on our business and reputation; the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations; internal and external events which may adversely impact Westpac’s reputation; litigation and other legal proceedings and regulator investigations and enforcement actions; reliability and security of Westpac’s technology and risks associated with changes to technology systems; the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result; market volatility, including uncertain conditions in funding, equity and asset markets; the incidence of inadequate capital levels under stressed conditions; the risk that governments will default on their debt obligations or will be unable to refinance their debts as they fall due; changes to Westpac’s credit ratings or the methodology used by credit rating agencies; changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate; changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries (including as a result of tariffs and other protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses; adverse asset, credit or capital market conditions; an increase in defaults in credit exposures because of a deterioration in economic conditions; an increase in defaults, write-offs and provisions for credit impairments; the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations; levels of inflation, interest rates (including low or negative interest rates), exchange rates and market and monetary fluctuations and volatility; poor data quality or poor data retention; strategic decisions including diversification, innovation, divestment, acquisitions or business expansion activity, including the integration of new businesses;

Pillar 3 report Disclosure regarding forward-looking statements 114 | Westpac Group September 2021 Pillar 3 report changes to Westpac’s critical accounting estimates and judgements and changes to the value of Westpac’s intangible assets; the incidence or severity of Westpac-insured events; the inability to syndicate or sell down underwritten securities, particularly during times of heightened market volatility; and various other factors beyond Westpac’s control. The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ under the section ‘Risk and risk management’ in Westpac’s 2021 Annual Report. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events. Westpac is under no obligation to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.